Performance



BAKER
HUGHES

Keys to Success

- People contributing to their full potential.
- Delivering unmatched value to our customers.
- Being cost-efficient in everything we do.
- Employing our resources effectively.

Our Core Values

Integrity – We believe integrity is the foundation of our individual and corporate actions. We are accountable for our actions, successes and failures.

Teamwork – We believe teamwork leverages our individual strengths. We willingly share our resources as we work toward common goals.

Performance – We believe performance excellence will differentiate us from our competitors. We work hard, celebrate our successes and learn from our failures.

Learning – We believe a learning environment is the way to achieve the full potential of each individual and the company.


Pumping Services
Sand Control Completions
Expandable Completions
Multilateral Systems
Flawless Execution
Perforating
Intelligent Well Systems


Oilfield Chemicals
Progressing Cavity Pumps
Workover Services
Fishing Services
Electric Submersible Pump Systems

During the completion process, Baker Hughes technologies and services control the production of reservoir fluids, maximize oil and gas production, and minimize risks while constructing the well. Baker Oil Tools meets customer completion objectives with well systems that include safety valves, liner hangers, packers, flow control equipment, and sand control screens. Baker Atlas provides wireline and tubing-conveyed perforating services. Baker Oil Tools' sand control services include gravel packing and frac packing pumping services. Innovations like multilateral junctions, intelligent well systems, and equipment for high pressure/high temperature reservoirs make Baker Hughes a preferred supplier for critical well completions.

During the production process, Baker Hughes technologies and services help customers reduce lifting costs, improve efficiency, reduce maintenance, and resolve environmental issues. Centrilift electric submersible pump (ESP) systems produce oil from reservoirs that do not flow sufficiently under their own pressure. Baker Petrolite's chemicals and on-site services enhance oil and gas production. To diagnose production problems, Baker Atlas provides production logging, cement evaluation and reservoir monitoring services. Baker Oil Tools' inflatable packer, remedial, through-tubing, and stimulation technologies maximize productivity and minimize cost during workover operations. Baker Petrolite also designs customized chemical solutions and turnkey programs to increase throughput and help maintain pipeline systems.

Baker Oil Tools

Completion, workover, and fishing technologies and services. Baker Oil Tools provides reliable products and dependable services for virtually every completion application. Custom-engineered high pressure/high temperature completion systems enable operators to limit risk and optimize production in harsh environments. Multilateral completion solutions and Intelligent Well Systems™ help oil companies develop complex reservoirs more efficiently. Sand control technologies and pumping services improve well economics in horizontal, extended-reach and deepwater operations. Workover and fishing services provide cost-effective solutions to production problems.

Centrilift

Electric submersible pump systems (ESP) and progressing cavity pump systems (PCP). As a world leader in rotating artificial lift technology, Centrilift is the only company that supplies all submersible pump system components. Centrilift systems and services include surface control systems, power cable, design and simulation software, applications engineering, project management, well monitoring, and remote well communication and control. With highly-reliable technology, Centrilift has introduced ESP systems to enhance production in subsea applications and to replace gas lift completions in deepwater wells.

Baker Petrolite

Chemical technology solutions for the hydrocarbon, transportation and process industries. To enhance oil and gas operations, Baker Petrolite provides on-site and laboratory services and a complete line of chemicals to control corrosion, scale, hydrogen sulfide, wax, and asphaltenes. With its FATHOM™ program, Baker Petrolite is a leader in flow assurance for deepwater wells and flow lines. Customized programs increase throughput with FLO® Pipeline Boosters and help maintain pipeline systems through the Pipeline Management Group's services. Chemical programs and technical support also create value for chemical plants and refineries by helping to improve productivity, treat water, and resolve environmental issues.

NEW TECHNOLOGY REVENUE
Commercialized in last three years 2000–2002


25%
20%
15%
10%
5%
0%
2000
2001
2002

Indonesia



A Baker Atlas wireline unit logs a well in Indonesia. During 2002, Baker Hughes companies scored successes in the Asia Pacific region by introducing expandable completions and rotary steerable systems, and by winning major contracts to supply electric submersible pump systems.

Letter to Stockholders

Our consistent strategic focus served Baker Hughes well in 2002. Market conditions during the year proved to be even more difficult than anticipated, as the economic recovery was disappointing, and exploration and development activity did not rebound as expected. By maintaining focus on our ongoing strategies, Baker Hughes achieved performance differentially better than our competitors. While I expect 2003 to bring an improved market, the magnitude and timing of the improvement remains uncertain. We will continue to exploit genuine opportunities that exist for Baker Hughes in any market.

Our financial condition continued to improve in 2002, as we repaid debt and accumulated cash. In a year when the average worldwide rig count was down 19%, Baker Hughes' revenues declined by only 2% from the prior year. We also achieved oilfield margins of 14.9% for the year, indicative of our product line focus, cost management, and market share strength.

Operating profit after tax was $309.3 million in 2002, down 35% from $472.7 million, excluding goodwill amortization in 2001. Total revenues were down 2% for the year at $5,020.4 million, compared to $5,139.6 million in 2001. Oilfield revenue was $4,901.5 million in 2002, down 2% from $5,001.9 million in 2001. Process revenues were $118.9 million in 2002, down 14% from $137.7 million in 2001.

Baker Hughes Incorporated recorded pre-tax charges of approximately $90 million in the fourth quarter of 2002, as a result of our seismic joint venture WesternGeco's write-down in the value of its multiclient library, closure of its land-based seismic operations in the U.S. lower 48 states and Canada, and reduction of its marine seismic fleet. We continue to own 30% of this leader in the seismic industry.

Focus on strategies For the past two and a half years, Baker Hughes has concentrated on executing a few basic strategies, which kept us on course in 2002 and will continue to set the direction for 2003 and beyond.

Oilfield Focus To sustain a leading position in the industry we know best, Baker Hughes concentrates on the oilfield services business and on products and services for oil and gas wells.

Baker Hughes increased its oilfield focus in November 2002 by successfully completing the sale of EIMCO Process Equipment to Groupe Laperriere & Verreault, Inc., of Montreal, Canada for $48.9 million, subject to post-closing adjustments. With this divestiture, and the 2001 sale of the majority interest of our process-related production and refining process business, Bird Machine is Baker Hughes' only remaining non-oilfield operating unit.

This Annual Report to Stockholders, including the letter to stockholders from Chairman Michael E. Wiley, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "will," "expect," "should," "scheduled," "plan," "believe," "promise," "anticipate," "could" and similar expressions are intended to identify forward-looking statements. Baker Hughes' expectations regarding these matters are only its forecasts. These forecasts may be substantially different from actual results, which are affected by many factors, including those listed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7 of the Annual Report on Form 10-K of Baker Hughes Incorporated for its year ended December 31, 2002. The use of "Baker Hughes," "our," "we" and similar terms are not intended to describe or imply particular corporate organizations or relationships.

Selected Financial Highlights

(In millions, except per share amounts)	Year Ended December 31, 2002[1][2]	2001[1][2]	2000[1][2]	1999[2]	1998[2]
Revenues	$ 5,020.4	$ 5,139.6	$ 4,942.1	$ 4,854.8	$ 6,310.6
Operating income (loss)	556.0	702.6	322.5	157.6	(139.0)
Income (loss) from continuing operations	223.7	418.1	61.7	24.8	(296.1)
Income (loss) before extraordinary loss and cumulative effect of accounting change	211.4	438.7	102.3	33.3	(296.1)
Net income (loss)	168.9	438.0	102.3	33.3	(296.1)
Per share of common stock:					
Income (loss) from continuing operations					
Basic	0.66	1.25	0.19	0.08	(0.92)
Diluted	0.66	1.24	0.19	0.08	(0.92)
Net income (loss)					
Basic	0.50	1.31	0.31	0.10	(0.92)
Diluted	0.50	1.30	0.31	0.10	(0.92)
Number of shares:					
Outstanding at year end	335.8	336.0	333.7	329.8	327.1
Average during year	336.8	335.6	330.9	328.2	321.7
Income (loss) from continuing operations	$ 223.7	$ 418.1	$ 61.7	$ 24.8	$ (296.1)
Nonoperating items, net of tax[3]	85.6	8.6	101.4	18.0	637.9
Operating profit after tax[4]	$ 309.3	$ 426.7	$ 163.1	$ 42.8	$ 341.8
Per share of common stock:					
Operating profit after tax					
Basic	$ 0.92	$ 1.27	$ 0.49	$ 0.14	$ 1.06
Diluted	0.92	1.26	0.49	0.14	1.04
Working capital	$ 1,475.4	$ 1,588.1	$ 1,624.6	$ 1,280.4	$ 1,472.6
Total assets	6,400.8	6,676.2	6,489.1	7,182.1	7,788.3
Total debt	1,547.8	1,694.6	2,062.9	2,818.6	2,770.7
Stockholders' equity	3,397.2	3,327.8	3,046.7	3,071.1	3,165.1
Total debt/equity ratio	46%	51%	68%	92%	88%
Number of employees (thousands)	26.5	26.8	24.5	27.3	32.3

[1] Excludes the results of EIMCO, a discontinued business.
[2] Excludes the results of E&P, a discontinued business.
[3] *Includes merger and acquisition related costs, restructuring charges and gain (loss) on disposal of assets.*
[4] The Company believes operating profit after tax to be the most relevant measure of the company's performance.

2002 REVENUES BY REGION


USA
Europe
Latin America
Asia Pacific
Middle East
Africa
Canada
CIS

TOTAL REVENUES
Excluding Western Geophysical 2000–2002, by Quarter (In millions)


$1,400
$1,200
$1,000
$800
$600
2000
2001
2002

OPERATING PROFIT AFTER TAX PER SHARE (Diluted)
Excluding Western Geophysical 2000–2002, by Quarter


$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
2000
2001
2002

TOTAL DEBT
2000–2002, by Quarter (In millions)


$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2000
2001
2002

Technology Performance

Our customers demand technologies that perform in increasingly difficult "critical well" applications in deep water, harsh environments, and remote locations. To meet these needs, Baker Hughes is focused on providing best-in-class products and services for drilling, evaluating, completing, and producing oil and gas wells. Each division has industry-leading expertise in the design, manufacture and application of specific product line technologies. By investing over $200 million per year in research and engineering, Baker Hughes delivers a steady stream of practical innovations that create value for our customers by saving time, reducing costs, reducing risks and increasing well productivity. In 2002, every Baker Hughes division commercialized important new products and services.

Field Performance

Our employees deliver performance at the well site by applying their technical knowledge, practical experience, and dedication to quality service. Our people have built a high performance culture, based on our Core Values of Integrity, Teamwork, Performance and Learning. Baker Hughes has introduced programs to encourage, recognize and reward Flawless Execution at the rig site. We support field performance with a worldwide operations network organized around specific product lines to enable best-in-class planning, logistics, equipment repair and technical service. We believe that when customers "Measure and Compare" our performance to that of our competitors, they will choose Baker Hughes as their preferred supplier.

Financial Performance

Our stockholders expect financial performance that delivers a return on investment throughout the business cycle. After two strong years, Baker Hughes faced a more challenging market in 2002. Despite lower levels of activity, Baker Hughes delivered steady financial results from continuing operations, with oilfield operating margins that led our industry. We maintained our focus on our core strategies, including financial flexibility and discipline. We have reduced debt by $1.4 billion from peak 2000 levels, established central direction over capital investment, held our production capacity steady and reinforced our internal financial controls. And to assure adequate margins, we continually seek fair prices in keeping with the value our products and services create for our customers.

Baker Hughes



Drilling Fluids
Drilling Optimization
Directional Drilling
Drill Bits



Fluid Sampling
Integrated Formation Evaluation
Wireline Logging
Coring
Logging While Drilling

During the drilling process, Baker Hughes technologies and services help oil companies optimize drilling performance while accurately placing the well within the reservoir. Hughes Christensen custom-engineers roller cone and PDC (diamond) drill bits to achieve high penetration rates and long runs in each formation layer. INTEQ provides directional drilling and measurement-while-drilling/logging-while-drilling (MWD/LWD) equipment and services to guide wellbores along complex and extended-reach trajectories, then geosteer them precisely within the producing zone. INTEQ drilling fluids products and services promote drilling efficiency, maintain the hole's quality, and manage drilling wastes to satisfy environmental regulations. These technologies play a key role in lowering development costs and maximizing production rates.

During the formation evaluation process, Baker Hughes technologies and services help oil and gas companies successfully find, quantify and develop hydrocarbon reserves. Baker Atlas and INTEQ work together to provide integrated formation data acquisition and interpretation services. Baker Atlas offers a full range of advanced wireline logging, fluid sampling, and geophysical data acquisition and petrophysical interpretation services. INTEQ LWD systems are incorporated into the drilling assembly to acquire formation measurements and geosteer the well as it is being drilled. INTEQ also provides coring services to obtain quality rock samples from the reservoir. These technologies help customers accurately characterize their reservoirs and make critical development investment decisions.

Hughes Christensen

Tricone® and PDC drill bits and drilling optimization services. Hughes Christensen maintains a leading position in roller cone bit technology with its advanced UltraMax™ series of metal sealed drill bits. Its Genesis™ PDC bit line – with proprietary technology and a collaborative design process – delivers application-specific bits that improve drilling performance. New Hedgehog™ impregnated diamond drill bits greatly increase drilling performance in harder formations. In partnership with INTEQ, Hughes Christensen provides drilling optimization services through the OASIS™ drilling engineering team.

INTEQ

Directional drilling, measurement-while-drilling (MWD), logging-while-drilling (LWD), drilling fluids, and well-site information management services. INTEQ new, third-generation AutoTrak® G3 system works in conjunction with improved porosity and acoustic LWD systems to increase drilling efficiency, obtain quantitative formation measurements and accurately place the well in the reservoir. INTEQ Drilling Fluids recently introduced SYN-TEQ℠ CF environmentally compliant fluid, a new drilling waste management service, and completion fluids products to become a full-service drilling fluids supplier.

Baker Atlas

Wireline-conveyed well logging and data analysis for formation evaluation, production and reservoir management. New Baker Atlas technologies for critical, deepwater wells include the Reservoir Characterization Instrument® service for acquiring high quality formation samples, the unique 3DExplorer℠ service for evaluating thinly-laminated pay zones, the XMAC℠ Elite service for correlating logs with surface seismic data, and the EARTHImager℠ service that provides borehole images in oil base mud. In delivering these services, Baker Atlas field engineers have built a reputation for superior well-site execution and best-in-class customer service.

Baker Hughes' oilfield operations consist of six strong product line divisions that focus on key areas of the oilfield service business. With this organization, our divisional engineering and manufacturing teams can focus on developing and providing best-in-class products, and our field operations managers can focus on delivering best-in-class services to their customers. We believe this focus is a competitive advantage that enables us to outperform competitors on a product-line level and helps us to be leaders in almost every product line.

While our operating divisions concentrate on specific product lines, key resources, such as capital and technology funding, are allocated from a corporate perspective.

Baker Hughes makes technology investments using our Technology Road Map (TRM) process. The TRM assesses each division's product portfolio and technology programs to assure they are aligned with current and future client needs and the company's long-range strategy, and identifies research projects to receive corporate funding. Our divisions also use a rigorous Product Development Management process to make sure that each new product not only meets a customer need, but also has the potential to earn an adequate return on investment.

High Performance Culture During 2002, Baker Hughes continued developing a high performance culture based on our Core Values of Integrity, Teamwork, Performance and Learning, as well as our Keys to Success. Applying these principles, employees know that each person can make a difference in creating Baker Hughes' future.

Baker Atlas Reservoir Characterization Instrument℠ (RCI) service enables oil companies to acquire formation fluid samples and reduce the need for expensive well testing. The RCI service and other new technologies have gained Baker Atlas a major share of the deepwater wireline logging market.





In 2002, Baker Oil Tools deployed its first InForce™ Intelligent Well System (IWS) in the Gulf of Mexico and incorporated an IWS completion in an Indonesian multilateral well. IWS technology enables oil companies to remotely monitor conditions in a producing well and control flow to correct problems without costly interventions.

I have made it clear to our executives, managers and employees, that unquestioned **Integrity** is the foundation for our individual and corporate actions. Honesty, openness and compliance are required in all our business dealings. Through ongoing programs for legal education and financial controls, BHI employees worldwide have a more thorough understanding of the Baker Hughes Business Code of Conduct, the requirements of our Foreign Corrupt Practices Act policy, and our system of internal controls.

In October 2002, Standard and Poors ranked Baker Hughes as one of the three best S&P 500 companies in terms of overall disclosure of financial information in our annual report and proxy statement.

To support the company's **Performance**, executives and managers throughout the enterprise have aligned their priorities with company objectives through their annual Performance Contracts and incentive pay programs.

At the field operations level, all of our divisions have initiated flawless execution programs in various forms. Our customers choose our products for the most demanding applications and expect them to perform because our brand is built on performance and reliability. From my experience as a customer and from talking to our customers today, I know that reliability and performance are key to their selection of contractors.

Our enterprise-wide commitment to Health, Safety and the Environment (HS&E) recognizes and rewards outstanding safety performances, and our HS&E record has steadily improved. Over the past five years our total recordable incident rate per 200,000 manhours, a common HS&E metric, has fallen 74%.

In 2002, Baker Hughes launched a "Measure and Compare" marketing campaign that encourages customers to compare the performance gained from using our products and services to results delivered by our competitors. We are confident that we will gain market share as more customers "measure and compare."

Baker Hughes, as never before, is gaining leverage from **Teamwork** across divisions. An initiative sponsored by operations vice presidents from all six divisions has established regional teams in seven major regional markets around the world. As a result, we are realizing the power of sharing technology, sales strategies, infrastructure, and human resources across business units. Hughes Christensen and INTEQ team together to offer OASIS high performance drilling services, and Baker Atlas and Baker Petrolite have joined forces in our Pipeline Management Group.

Learning is the Core Value that helps us grow as individuals and as a company. In 2002, we increased both our non-technical and technical training programs. More than 1,000 training courses were conducted at the Baker Hughes Education Center during the year, and instructor-led courses have been supplemented by many online training programs. Our emphasis on training and personal development have better prepared our employees to provide superior customer service in the future.

New Technology We maintain high levels of relative performance by developing new technology. In 2002, every division introduced new, best-in-class technologies that save customers time, increase their reserves, increase productivity, and/or improve their HS&E performance.

INTEQ leveraged more than 6.5 million feet of drilling experience with the AutoTrak® rotary steerable system to introduce the third-generation AutoTrak G3 system with more advanced measurement-while-drilling components and improved reliability. These features enable its deployment to more remote areas. Also in 2002, INTEQ introduced its improved APLS™ Elite porosity logging module and the new APX™ acoustic logging system. These new systems combine with the AutoTrak G3 tool to form an integrated, "steerable quad-combo" drilling and formation evaluation assembly.

Also during the year, INTEQ improved customer drilling efficiency by introducing high performance Navi-Drill® X-treme™ drilling motors, which combined with Hughes Christensen bits to outperform all competitors off Canada's East Coast and in the Middle East. INTEQ also brought to market a smaller version of its VertiTrak™ straight hole drilling system and set performance records while drilling deep gas wells in the foothills of Western Canada.

With the acquisition of Apollo Services, INTEQ has launched a new Fluids Environmental Service to address customer needs for drilling mud systems and waste management services that comply with environmental regulations. This new service, along with added completion fluids offerings, makes INTEQ a full-service drilling fluids company.

Worldwide success of the **Hughes Christensen** Genesis™ PDC diamond bit

RETURN ON ASSETS
2000–2002, by Quarter


16%
14%
12%
10%
8%
6%
4%
2%
0%
2000
2001
2002

Norway



At onshore data centers in Houston and Stavanger, Norway, INTEQ reservoir navigation experts can control offshore operations to guide AutoTrak® drilling/LWD assemblies to achieve optimum well placement within the reservoir. Customer engineers can monitor the same real-time data sets simultaneously.

REVENUE PER EMPLOYEE
2000–2002, by Quarter
(In thousands)


$55
$50
$45
$40
$35
$30
2000
2001
2002

Gulf of Mexico



Pride North America

In 2002, Baker Hughes contributed to the success of deepwater projects in the Gulf of Mexico, Brazil, West Africa, and offshore Canada. Advanced drilling systems, environmentally friendly drilling fluids, efficient formation evaluation services, premium completions systems and leading flow assurance programs from Baker Hughes enabled oil companies to find and develop deepwater reserves.

line has helped the division regain its leadership in the diamond drill bit market. The Genesis process combines new technical features with a team-based design process to create a customized drill bit for each application. Genesis bits have gained an average performance improvement of 50% over competitive bits.

In addition, the new Hedgehog™ drill bit has greatly improved drilling performance in harder formations, such as those in Algeria and Oman, expanding the market for impregnated diamond technology and commanding premium prices.

Baker Atlas has built on earlier successes with its Reservoir Characterization Instrument℠ formation fluid sampling service, adding Sample View℠ downhole analysis and single-phase tanks to develop a superior, differentiated service.

Baker Atlas also continued the introduction of its 3DExplorer℠ resistivity service for evaluating laminated pay zones to find easily bypassed reserves. The division also began pre-commercial operation of its new EARTHImager℠ service that provides wellbore images in oil-based drilling muds.

Baker Oil Tools continued its leadership in completions with several important innovations. The division introduced expandable completions systems – including durable sand control screens, expandable packers, and expandable liner hangers – on three wells offshore Indonesia.

Baker Oil Tools also installed its first InForce™ Intelligent Well System™ in the Gulf of Mexico, and provided an InForce system as part of a multilateral completion in an Indonesian well. Other multilateral well advancements included HookHanger™ completions in China, Siberia, Alaska, and the Middle East, and the introduction of FORMation™ Junction technology to new markets in West Africa, Venezuela, and Saudi Arabia.

Baker Oil Tools also created value for deepwater operators with High Pressure-High Temperature (HPHT) completions, Neptune™ subsurface safety valves, and remotely operated "disappearing plug" technology.

Baker Petrolite continued its leadership in deepwater flow assurance with its FATHOM™ program of chemical solutions to control corrosion, asphaltene, paraffin, and hydrates in deepwater wells and flow lines. The new HI-M-PACT™ anti-agglomerate hydrate inhibitor delivered operating cost savings and increased production on a number of deepwater projects in the Gulf of Mexico.

Centrilift advanced rotating artificial lift technology by installing more than 100 LIFTEQ™ electric submersible progressive cavity pumps. The division also extended the application range of ESP systems to replace gas lift completions on offshore wells, to provide long-life completions on subsea wells, and to prevent water coning in onshore wells in Venezuela. Other Centrilift innovations include a new variable speed controller, downhole pump monitoring sensors, and improved systems for dewatering coalbed methane.

Growth Opportunities In addition to introducing new products, Baker Hughes is growing by entering new markets. For example, in 2002, Baker Hughes signed a significant agreement with the Russian oil company, Sibneft OA, to provide a full range of services in Western Siberia and establish operations bases there with the capability of supporting multiple projects. Previously, Baker Hughes had limited its participation in the Russian market to product sales.

Baker Petrolite is building on its strength as a specialty chemicals leader in North America to increase its international business. The division also launched an internal performance program called



EXCELerate to improve profitability by creating and capturing value, and differentiating its specialty chemical offering through engineered solutions and services.

Baker Hughes has targeted the "critical well" market, which is characterized by deep water, extreme well depths, high operating costs, and challenging environments. This is a growing market segment as operators look for large discoveries. All of our divisions are well positioned to exploit opportunities presented by critical wells.

For example, Baker Atlas has increased its market share in deepwater fields through continued technology investments in differentiating, higher-end tools. Their technology and excellent wellsite service have gained growing acceptance from super-majors who operate in deep water. Baker Atlas' market share in the deepwater Gulf of Mexico has grown from almost nothing in 1998 to 30% in 2002. Successes on projects in West Africa and Brazil have added to this momentum.

Baker Hughes also is capitalizing on growth opportunities by combining and leveraging internal resources into new products or services. The new Pipeline Management Group is one example. It builds on Baker Atlas' experience in performing tethered pipeline inspections and Baker Petrolite's expertise at assessing pipeline system integrity and controlling corrosion with chemical programs. The timing is right for this business as new government regulations are requiring that thousands of miles of pipelines in the United States be inspected to verify their integrity.

In Canada, INTEQ field service personnel prepare a VertiTrak™ drilling system for operation on a deep gas well. Developed with ENI-Agip S.p.A., the automated system keeps wells vertical in difficult formations, improves drilling efficiency, and reduces operating costs. VertiTrak systems were deployed successfully in Canada, Russia, Italy, Argentina, and the United States during 2002.

Financial Flexibility and Discipline

Over the past two years, Baker Hughes has worked hard to restore financial discipline and flexibility. We have reduced debt by $1.4 billion from peak levels in 2000. Our debt to total capitalization ratio is now 31%. With such relatively low debt levels, Baker Hughes has the flexibility to pursue various strategic options, including internal and external investment opportunities. In September 2002, the Board of Directors authorized a program to repurchase up to $275 million worth of company shares. During the third and fourth quarter, we used approximately $49.1 million of this authorized amount to purchase and retire 1.8 million shares.

Financial discipline is part of the Baker Hughes culture throughout the organization. We conduct quarterly performance reviews with each division to discuss financial results, the market environment, product development, internal controls and pricing. We are especially determined to exercise pricing discipline so that we receive fair compensation for our products and services in keeping with the value provided to our customers.

We also exercise financial discipline when allocating capital. Major projects are consolidated and ranked according to each project's merits and the performance of the sponsoring division. Investments at Baker Hughes target growth areas that promise required returns. Our capital expenditures, about equal to depreciation in 2002, have primarily been devoted to rental tools and manufacturing efficiency improvements.

Outlook The year 2003 holds many of the same uncertainties of 2002. Doubts about the economy and the potential for war in the Middle East have impacted exploration and production spending decisions. We expect North American drilling in 2003 to increase 10–15% compared to 2002, as gas drilling resumes. Depending on world events, international activity in 2003 could be up as much as 5% compared to 2002. Overall, we expect worldwide exploration and production spending in 2003 to increase about 4–6% from 2002 levels.

Regardless of market conditions, Baker Hughes will continue to set aggressive goals and strive to be the premier oilfield service company. We will act with integrity, maintain our strategic focus, introduce new technology, deliver reliable performance, and strive for fair prices, while enhancing our ability to service our customers.

Finally, I would like to thank our stockholders for their confidence in Baker Hughes as an investment, our customers for their ongoing business, and our employees for the dedication to performance that held our course steady through a difficult year.

Michael E. Wiley
Chairman, President and CEO

Greg Nakanishi, Vice President, Human Resources; Steve Finley, Senior Vice President and Chief Financial Officer; Alan R. Crain, Jr., Vice President and General Counsel; Michael E. Wiley, Chairman, President and Chief Executive Officer; and Andy Szescila, Senior Vice President and Chief Operating Officer.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-9397

Baker Hughes Incorporated

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**76-0207995** (IRS Employer Identification No.)
3900 Essex Lane, Suite 1200, Houston, Texas (Address of Principal Executive Offices)	**77027-5177** (Zip Code)

Registrant's Telephone Number, Including Area Code: (713) 439-8600

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange On Which Registered**
Common Stock, $1 Par Value Per Share	New York Stock Exchange Pacific Exchange Swiss Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in the Exchange Act Rule 12b-2).
YES ☒ NO ☐

The aggregate market value of the Common Stock as of the last business day of the registrant's most recently completed second fiscal quarter (based on the closing price on June 28, 2002 reported by the New York Stock Exchange) held by non-affiliates was approximately $11,216,304,824.

At February 28, 2003, the registrant has outstanding 336,896,319 shares of Common Stock, $1 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's 2002 Proxy Statement for the Annual Meeting of Stockholders to be held April 23, 2003 are incorporated by reference into Parts II and III.

PART I

ITEM 1. BUSINESS

Baker Hughes Incorporated ("Baker Hughes" or the "Company") is a Delaware corporation engaged primarily in the oilfield services industry. Baker Hughes is a major supplier of wellbore related products, technology services and systems to the oil and gas industry on a worldwide basis and provides products and services for drilling, formation evaluation, completion and production of oil and gas wells. Baker Hughes also participates in the continuous process industry where it manufactures and markets a broad range of continuous and batch centrifuges and specialty filters. The Company conducts certain of its operations through subsidiaries, affiliates, ventures, partnerships or alliances.

The Company was formed in April 1987 in connection with the combination of Baker International Corporation and Hughes Tool Company. The Company acquired Western Atlas Inc. in a merger completed on August 10, 1998.

As used herein, the Company may refer to Baker Hughes Incorporated or its subsidiaries. The use of the terms Company and Baker Hughes are not intended to connote any particular corporate status or relationships.

The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 are made available free of charge on the Company's internet website at **www.bakerhughes.com** as soon as reasonably practicable after the Company has electronically filed such material with, or furnished it to, the Securities and Exchange Commission.

For additional industry segment information for the three years ended December 31, 2002, see Note 13 of the Notes to Consolidated Financial Statements in Item 8 herein.

Oilfield

The Oilfield segment of the Company consists of six operating divisions: Baker Atlas, Baker Oil Tools, Baker Petrolite, Centrilift, Hughes Christensen and INTEQ. The Company, through its Oilfield segment, is a major supplier of wellbore related products, technology services and systems to the oil and gas industry on a worldwide basis and provides equipment, products and services for drilling, formation evaluation, completion and production of oil and gas wells. These divisions have been aggregated into one reportable segment because they have similar economic characteristics and because the long-term financial performance of these divisions is affected by similar economic conditions. The principal markets for this segment include all major oil and gas producing regions of the world, including North America, South America, Europe, Africa, the Middle East and the Far East. The Oilfield segment also includes the Company's investment in the WesternGeco venture.

Baker Atlas. The Company, through its Baker Atlas division, is a premier provider of a complete range of downhole well logging technology and services, including advanced formation evaluation, production and reservoir engineering, downhole seismic and petrophysical and geophysical data acquisition services. In addition, Baker Atlas provides perforation and completion technologies, pipe recovery and data management, processing and analysis. This diverse range of services covers the life cycle of a reservoir – initially, in support of the drilling process, continuing through the prospect evaluation and appraisal phase and finally, to production and reservoir management. In performing well logging services, electronic instrumentation and sensor packages are placed into the borehole by means of an electrical wireline, drill pipe, coiled tubing or well tractor. The surface-controlled instrumentation gathers measurements, collects samples and performs experiments downhole. The measurements are recorded digitally and can be displayed on a continuous graph, or well log, against depth or time. These well logs are processed, analyzed and interpreted to determine physical attributes of the well, which can indicate the volume of hydrocarbons present and the extent and producibility of the reservoir.

Perforating services are offered by both Baker Atlas and the Company's Baker Oil Tools division and provide a pathway through the casing and cement sheath in wells so that the hydrocarbon fluids (gas or oil) can enter the wellbore from the formation. These services and the information that these divisions provide allow oil and gas companies to define, reduce and manage their risk. Baker Atlas' largest competitors in the downhole logging and perforating markets include Halliburton Company ("Halliburton"), Schlumberger Limited ("Schlumberger") and Precision Drilling Corp.

Baker Oil Tools. The Company, through its Baker Oil Tools division, is a premier provider of downhole completion, workover and fishing equipment and services. Downhole completion product lines include packers, flow control equipment, subsurface safety valves, liner hangers and sand control systems. Packers are used in the wellbore to seal the space between the production tubing and the casing, to protect the casing from reservoir pressures and corrosive formation fluids and to maintain the separation of production zones. Casing is steel pipe used to line the wellbore to keep the wall of the drilled hole from caving in, to prevent fluids from moving from one formation to another and to improve the efficiency of extracting oil and gas from producing wells. Production tubing is the pipe through which the oil and gas flow from the producing zone under the ground to the surface of the well. Flow control equipment provides additional means to control and adjust the flow of downhole fluids from producing zones, whether done in the traditional mechanical way or as Intelligent Completions®, while subsurface safety valves shut off all flow of fluids to the surface in the event of an emergency. Baker Oil Tools is a major worldwide manufacturer and provider of packers, flow control and safety valve equipment. Its principal competitors in this area are Halliburton, Schlumberger and Weatherford International Ltd. ("Weatherford").

Baker Oil Tools also manufactures and sells liner hanger systems which its customers use to suspend and set strings of casing pipe in wells. Baker Oil Tools technology developments in this area include multi-lateral completion systems, which allow multiple downhole casing pipes to be tied to one main wellbore casing pipe while maintaining the pressure seal integrity. Baker Oil Tools is a leading worldwide producer of liner hangers and multi-lateral systems. Its primary competitors in this area are Halliburton and Weatherford.

Baker Oil Tools offers sand control equipment (gravel pack tools, screens, fluids and pumping) and services that prevent sand from entering the wellbore and reducing productivity. Baker Oil Tools has expanded its marine vessel, high pressure, "frac-pack" service capabilities. The frac-pack service involves injecting fluids and propants into the formation to expand the formation and increase the rate of production. Propants are spherical-shaped particles (generally made of a silicant) that, when forced into fissures in the formation, expand the fissures and maintain the expansion. Baker Oil Tools technology developments in this area include the expansion of tubulars such as sand screens. By expanding pipe and screen downhole, the internal flow areas are increased, which, in turn, allows for enhanced production. Baker Oil Tools is a leading provider of sand control equipment and services. Its primary competitors are BJ Services Company, Halliburton, Schlumberger and Weatherford.

For the workover segment of the market, Baker Oil Tools provides mechanical service tools and inflatable packers. The inflatable products enable thru-tubing remedial operations that utilize coiled tubing rigs. The inflatable packers are also used in the open-hole environment for testing the potential of a well during the drilling phase prior to the installation of casing. The inflatable packers also become an integral part of the casing (external casing packer) to provide zone separation. Baker Oil Tools' primary competitors for these product lines are Halliburton, Schlumberger and Weatherford.

Baker Oil Tools is a leading provider of fishing services and furnishes fishing equipment and services using specialized tools to locate, dislodge and retrieve twisted off, dropped or damaged pipe, tools or other objects from inside the wellbore, potentially thousands of feet below the surface. In addition, milling, cutting and whipstock services are offered to clean out wellbores or mill windows in the casing to drill a sidetrack or multi-lateral well. Baker Oil Tools fishing services are also offered in a thru-tubing product line, making it compatible with coiled tubing workover operations. Baker Oil Tools technology in this area includes the Wellbore Custodian Cleanout System which cleans the inside diameter of the well casing by collecting debris, brushing the wellbore wall and filtering fluid all at one time. Its major competitors are Smith International, Inc. ("Smith") and Weatherford.

Baker Oil Tools also provides other completion, remedial and production products and services, including control systems for surface and subsurface safety valves and surface flow lines and flow regulators and packers used in secondary recovery waterflood projects. Baker Oil Tools' primary competitors are Halliburton and Schlumberger.

Baker Petrolite. The Company, through its Baker Petrolite division, is a premier provider of specialty chemicals to a number of industries, primarily oil and gas production, but also including refining, pipeline operation and maintenance, petrochemical, agriculture and iron and steel manufacturing. Baker Petrolite also produces drilling fluid and stimulation additives that are designed to enhance the functionality and the cost performance of oilfield drilling fluids, oil and gas well oxidizing, fracturing and cementing applications, and bioprocess production processes.

In oil and gas production, Baker Petrolite specialty chemicals include inhibitors, corrosion control products, bactericides and microbiocides, emulsion breakers and gas hydrate controllers. The Baker Petrolite FATHOM™ line of products controls corrosion and prevents formation of scale, paraffin, asphaltenes and hydrates that could interrupt production and require expensive maintenance in deepwater operations. The corrosion control and prevention of scale formation provide flow assurance for deepwater development wells, facilities and flowlines.

In the refining industry, Baker Petrolite has developed various process treatment, finished fuel additive and water treatment programs, including problematic crude desalting strategies and environmentally friendly cleaners that decontaminate refinery and petrochemical vessels at a lower cost than other methods.

For pipeline operation and maintenance, Baker Petrolite technology includes pipeline boosters, pipeline cleaning programs, in-line inspection (tethered) technology and internal corrosion assessment. The FLO® family of pipeline boosters consists of high molecular weight polymers designed to reduce the friction pressure loss in pipelines that transport crude oil, refined fuel and water. The SurfSweep pipeline cleaning program is a systematic approach to cleaning pipelines which starts with a solids screening and chemical analysis of a pipeline in order to develop the chemical and mechanical design of the specific cleaning application. The In-Line Inspection tool utilizes high resolution Magnetic Flux Leakage ("MFL") technology to quantify the metal loss, wall-thickness measurement and cracking associated with pipeline integrity management programs. Internal Corrosion Direct Assessment utilizes flow-modeling capabilities to identify high-risk segments of a pipeline to ensure proper mitigation programs are in place.

In 2002, the Company formed the Pipeline Management Group ("PMG"), an internal organization, to provide integrated pipeline management by coordinating the services of Baker Hughes' divisions. The integrated services provided by PMG include hazard assessment, consequence analysis, integrity planning, mitigation activities, verification and in-line inspection (utilizing the Baker Atlas developed MFL technology), reassessment and evaluation. PMG has close operational links to Baker Petrolite and uses some of the Baker Petrolite products in the provision of its services.

Baker Petrolite also provides chemical technology solutions to other industrial markets throughout the world including petrochemicals, fuel additives, plastics, imaging, adhesives, steel and crop protection. Its primary competitors are GE Betz and Ondeo Nalco Energy Services, L.P.

Centrilift. The Company, through its Centrilift division, is a market leader for oilfield electric submersible pumping ("ESP") systems. ESP systems are a form of artificial lift used to pump high quantities of water and oil from wells which are unable to flow under their own pressure. Centrilift manufactures the complete ESP system including the downhole components (centrifugal pump, electric motor and gauges), the power cables that connect the downhole components to the surface and the surface control systems. Centrilift also manufactures and markets progressing cavity pump ("PCP") systems for use in lower volume, sandier and/or more viscous applications. PCPs can be driven by submersible electric motors or rods driven from a surface power source. Both systems are installed in oil and gas wells near the production zone to lift fluids to the surface. The major competitors for Centrilift are John Wood Group, PLC, Schlumberger and Weatherford.

Hughes Christensen. The Company, through its Hughes Christensen division, is a leading manufacturer and marketer of Tricone® rolling cone drill bits and fixed cutter diamond drill bits for the worldwide oil, gas, mining and geothermal industries. Tricone bits include milled steel tooth cutting structures and tungsten carbide compact cutting structures. Tricone bits are designed to drill a wide range of formations and applications in a wide range of sizes. Fixed cutter diamond bits include polycrystalline diamond compact bits, natural diamond bits and impregnated diamond bits. Genesis bits incorporate new cutter technology, hydraulic technology, improved bit stability and a new design process focused on the application to be drilled. Genesis bits can reduce drilling costs through longer runs and high rates of penetration. Hughes Christensen also manufactures and markets a complete line of ream-while-drilling tools designed for hole-opening applications. Hughes Christensen's principal competitors in the drill bit market are Halliburton, Grant Prideco, Inc. and Smith for oil and gas applications, and Sandvik Smith AB and Varel International, Inc. for other applications.

INTEQ. The Company, through its INTEQ division, is a major supplier of real-time drilling and evaluation services to the oil and gas industry. These services include directional and horizontal drilling technologies, logging-while-drilling ("LWD"), measurement-while-drilling, coring and subsurface surveying. INTEQ provides high-end technology solutions that oil and gas companies require to drill complex wells in challenging reservoir environments. INTEQ is an industry leader in the design and planning of wells that incorporate complex trajectories that are set to intercept multiple reservoir targets. As exploration and development is increasingly conducted in the costlier offshore deepwater areas, there is an increased demand for INTEQ drilling technology to reduce cost through optimized performance. In the upper hole sections of an oil and gas well, INTEQ survey services and high performance drilling motors can help to provide safe and efficient drilling of the formations. In the directional portion of the well, INTEQ rotary steering technology is combined with LWD technology to allow clients to drill three-dimensional well trajectories while taking measurements to evaluate the formations drilled. The measurements are transmitted to the surface through the use of pulse telemetry, a system where differential pressure patterns are transmitted through a fluid column to the surface for decoding. INTEQ visualization technology at the surface allows this real-time data to be overlaid on images of the reservoir, permitting engineers to steer the well while watching graphical representation of the drilling assembly moving through the reservoir. These technologies allow access to, and the efficient drilling of, reservoirs that could not have been developed effectively five years ago. INTEQ competes principally with Halliburton and Schlumberger in these products and services.

The Company, through its INTEQ division, also produces and markets drilling and completion fluids (muds/brines), mud logging and specialty chemicals and provides technical services for the use of the muds/brines and chemicals in oil and gas well drilling. Drilling fluids typically contain barite or bentonite and may use a water or an oil base. The main purpose of the drilling fluid is to provide stability within the wellbore by cleaning the bottom of a hole as it removes cuttings and transports them to the surface, by cooling the bit and drill string, by controlling formation pressures and by sealing porous well formations. To provide optimized stability and future oil production, a fluid is often customized for a wellbore as the well-site engineer monitors the interaction between the drilling fluid and the formation. INTEQ also furnishes on-site laboratory analysis and examination of circulated and drilling fluids and recovered drill cuttings to detect the presence of hydrocarbons and identify the formations penetrated by the drill bit. INTEQ also provides equipment and services to separate the drill cuttings from the drilling fluids and re-inject the processed cuttings in a specially prepared well, or transport and dispose of the cuttings by other means. INTEQ also provides drilling and completion additives to non-oilfield applications. These applications are generally referred to as industrial drilling applications. The principal competitors for INTEQ's products and services are Halliburton and M-I LLC.

WesternGeco. The Company owns a 30% interest in the WesternGeco venture, which was formed in late 2000. Schlumberger owns the remaining 70%. WesternGeco is a provider of seismic data acquisition and processing services to assist oil and gas companies in evaluating the producing potential of sedimentary basins and in locating productive hydrocarbon zones. Seismic data is acquired by producing sound waves which move through the ground and are recorded by audio instruments. The recordings are then analyzed to determine the characteristics of the geologic formations through which the sound waves moved and the extent that oil and gas may be trapped in or moving through those formations. This analysis is known as a seismic survey. WesternGeco conducts seismic surveys on land, in deep water and across shallow-water transition zones worldwide. These seismic surveys encompass high-resolution, two-dimensional and three-dimensional surveys for delineating exploration targets. WesternGeco also conducts time-lapse, four-dimensional seismic surveys for monitoring reservoir fluid movement over time. Seismic information can reduce field development and production costs by reducing turnaround time, lowering drilling risks and minimizing the number of wells necessary to explore and develop reservoirs. WesternGeco's major competitors in providing these services are Compagnie Generale de Geophysique, Veritas DGC, Inc. and Petroleum Geo-Services ASA.

Process

The Process segment of the Company consists of one operating division, BIRD Machine, and the Company's investment in the Petreco venture.

BIRD Machine. The Company, through its BIRD Machine division, manufactures a broad range of continuous and batch centrifuges and specialty filters, which are each widely used in the municipal, industrial, chemical, coatings, minerals and pharmaceutical markets to separate, dewater or classify process and waste streams. BIRD Machine also provides aftermarket parts, repairs and services for its installed equipment base through a global network of personnel and service centers. BIRD Machines' principal competitors in its continuous centrifuge product line are Alfa-Laval/Sharples Tomoe, Westfalia, Andritz and Flottweg. There are numerous small and large companies that compete in the batch centrifuge and filter product lines.

Petreco. The Company has a 49% interest in the voting power of Petreco, an entity created by the Company and Sequel Holdings, Inc. Petreco was formed in October 2001, and the Company contributed $16.6 million of net assets of the refining and production product line of its Process segment for the Petreco formation. Petreco sells process equipment (including electrostatic de-salters and hydrocyclones) used in oil and gas production and refining applications.

Marketing, Competition and Economic Conditions

The Company markets its products and services on a product line basis primarily through the Company's own sales organizations, although certain of its products and services are marketed through supply stores, independent distributors or sales representatives. The Company ordinarily provides technical and advisory services to assist in its customers' use of the Company's products and services. Stock points and service centers for oilfield products and services are located in areas of drilling and production activity throughout the world. The Company markets process products and services worldwide. In certain areas outside the United States, the Company utilizes licensees, sales representatives and distributors.

The Company's products and services are sold in highly competitive markets, and its revenues and earnings can be affected by changes in competitive prices, fluctuations in the level of activity in major markets, general economic conditions, foreign exchange fluctuations and governmental regulation. The Company competes with the oil and gas industry's largest integrated oilfield service providers as well as many small companies. The Company believes that the principal competitive factors in the industries that it serves are product and service quality; availability and reliability; health, safety and environmental standards; technical proficiency and price.

Further information concerning marketing, competition and economic conditions is contained under the caption "Business Environment" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

International Operations

The Company operates in over 70 countries worldwide, and its operations are subject to the risks inherent in doing business in multiple countries with various laws and differing political structures and situations. These risks include, but are not limited to, war, boycotts, political and economic changes, terrorism, expropriation, foreign currency controls, taxes and changes in currency exchange rates. Although it is impossible to predict the likelihood of such occurrences or their effect on the Company, management believes these risks to be acceptable. However, there can be no assurance that an occurrence of any one or more of these events would not have a material adverse effect on the Company's operations.

Research and Development; Patents

The Company is engaged in research and development activities directed primarily toward the improvement of existing products and services, the design of specialized products to meet specific customer needs and the development of new products, processes and services. For information regarding the amounts of research and development expense in each of the three years ended December 31, 2002, see Note 17 of the Notes to Consolidated Financial Statements in Item 8 herein.

The Company has followed a policy of seeking patent and trademark protection both inside and outside the United States for products and methods that appear to have commercial significance. The Company believes its patents and trademarks to be adequate for the conduct of its business, and the Company aggressively pursues protection of its patents against patent infringement worldwide. While it regards patent and trademark protection important to its business and future prospects, it considers its established reputation, the reliability and quality of its products and the technical skills of its personnel to be more important. No single patent or trademark is considered to be of a critical nature to the Company's business.

Business Developments

Oilfield

In December 2002, in the initial step of a two-part transaction, the Company acquired certain assets and the intellectual property of the borehole seismic data acquisition business of Compagnie Generale de Geophysique ("CGG"). The second part to the transaction was completed in February of 2003 and consisted of the transfer by CGG of employees and contracts to the Company and the formation of a jointly owned venture entity to handle the processing and interpretation of borehole seismic data. The Company holds a 51% interest in the venture entity.

Process

In November 2002, the Company sold its EIMCO Process Equipment ("EIMCO") unit to Groupe Laperriere & Verreault, Inc. of Montreal, Canada. The Company received proceeds of $48.9 million, of which $4.9 million is held in escrow until the completion of final adjustments to the purchase price are made.

Exploration and Production Activities

In December 2002, the Company entered into exclusive negotiations for the sale of the Company's interest in its oil producing operations in West Africa and received $10.0 million as a deposit. The sale is subject to the execution of a definitive sale agreement and is expected to close in the first quarter of 2003.

Employees

At December 31, 2002, the Company had approximately 26,500 employees, as compared with approximately 26,800 employees at December 31, 2001, of which approximately 700 employees were attributable to EIMCO. Approximately 1,870 employees at December 31, 2002, were represented under collective bargaining agreements that terminate at various times through May 1, 2005. The Company believes that its relations with its employees are satisfactory.

Executive Officers

The following table shows as of March 5, 2003, the name of each executive officer of the Company, together with his age and all offices presently held with the Company.

Name **Age**

Michael E. Wiley *52*

Chairman of the Board, President and Chief Executive Officer of the Company since August 2000. Employed by Atlantic Richfield Company as President and Chief Operating Officer from 1998 to 2000 and as Executive Vice President from 1997 to 1998. Employed by Vastar Resources, Inc. as President and Chief Executive Officer from 1994 to 1997 and served as Chairman of the Board from 1997 to 2000. Employed by the Company in 2000.

Andrew J. Szescila *55*

Senior Vice President and Chief Operating Officer of the Company since 2000. Employed as President of Baker Hughes Oilfield Operations from January to October 2000. Served as Senior Vice President of the Company since 1997 and Vice President of the Company from 1995 to 1997. Employed as President of Hughes Christensen Company from 1989 to 1997 and President of Baker Service Tools from 1988 to 1989. Served as President of BJ Services International from 1987 to 1988. Employed by the Company in 1973.

G. Stephen Finley *52*

Senior Vice President – Finance and Administration and Chief Financial Officer of the Company since 1999. Employed as Senior Vice President and Chief Administrative Officer of the Company from 1995 to 1999, Controller from 1987 to 1993 and Vice President from 1990 to 1995. Served as Chief Financial Officer of Baker Hughes Oilfield Operations from 1993 to 1995. Employed by the Company in 1982.

Alan R. Crain, Jr. *51*

Vice President and General Counsel of the Company since October 2000. Executive Vice President, General Counsel and Secretary of Crown, Cork & Seal Company, Inc. from 1999 to 2000. Vice President and General Counsel, 1996 to 1999, and Assistant General Counsel, 1988 to 1996, of Union Texas Petroleum Holding, Inc. Employed by the Company in 2000.

Greg Nakanishi *51*

Vice President, Human Resources of the Company since November 2000. Employed as President of GN Resources from 1989 to 2000. Employed by the Company in 2000.

Alan J. Keifer *48*

Vice President and Controller of the Company since July 1999. Employed as Western Hemisphere Controller of Baker Oil Tools from 1997 to 1999 and Director of Corporate Audit for the Company from 1990 to 1996. Employed by the Company in 1990.

John A. O'Donnell *54*

Vice President of the Company since 2000. Employed as Vice President, Business Process Development, of the Company from 1998 to 2002; Vice President, Manufacturing, of Baker Oil Tools from 1990 to 1998 and Plant Manager of Hughes Tool Company from 1975 to 1990. Employed by the Company in 1975.

Ray Ballantyne *53*

Vice President of the Company since 1998 and President, INTEQ since 1999. Employed as Vice President, Marketing, Technology and Business Development, of the Company from 1998 to 1999; Vice President, Worldwide Marketing, of Baker Oil Tools from 1992 to 1998 and Vice President, International Operations, of Baker Service Tools, from 1989 to 1992. Employed by the Company in 1975.

David H. Barr *53*

Vice President of the Company and President of Baker Atlas since 2000. Employed as Vice President, Supply Chain Management, of Cooper Cameron from 1999 to 2000. Mr. Barr also held the following positions with the Company: Vice President, Business Process Development, from 1997 to 1998 and the following positions with Hughes Tool Company/Hughes Christensen: Vice President, Production and Technology, from 1994 to 1997; Vice President, Diamond Products, from 1993 to 1994; Vice President, Eastern Hemisphere Operations, from 1990 to 1993 and Vice President, North American Operations, from 1988 to 1990. Employed by the Company in 1972.

James R. Clark *52*

Vice President of the Company and President of Baker Petrolite Corporation since 2001. President and Chief Executive Officer of Consolidated Equipment Companies, Inc. from 2000 to 2001 and President of Sperry-Sun from 1996 to 1999. Employed by the Company in 2001.

William P. Faubel *47*

Vice President of the Company and President of Centrilift since 2001. Vice President, Marketing, of Hughes Christensen from 1994 to 2001 and served as Region Manager for various Hughes Christensen areas (both domestic and international) from 1986 to 1994. Employed by a predecessor of the Company, Hughes Tool Company, in 1977.

Edwin C. Howell *55*

Vice President of the Company since 1995 and President of Baker Oil Tools since 1992. Employed as President of Baker Service Tools from 1989 to 1992 and Vice President – General Manager of Baker Performance Chemicals (the predecessor of Baker Petrolite) from 1984 to 1989. Employed by the Company in 1975.

Douglas J. Wall *50*

Vice President of the Company and President of Hughes Christensen since 1997. Served as President and Chief Executive Officer of Western Rock Bit Company Limited, Hughes Christensen's former distributor in Canada, from 1991 to 1997. Previously employed as General Manager of Century Valve Company from 1989 to 1991 and Vice President, Contracts and Marketing, of Adeco Drilling & Engineering from 1980 to 1989. Employed by the Company in 1997.

There are no family relationships among the executive officers of the Company.

Environmental Matters

The Company's operations are subject to domestic (including U.S. federal, state and local) and international regulations with regard to air and water quality and other environmental matters. The Company believes that it is in substantial compliance with these regulations. Regulation in this area continues to evolve and changes in standards of enforcement of existing regulations, as well as the enactment and enforcement of new legislation, may require the Company and its customers to modify, supplement or replace equipment or facilities or to change or discontinue present methods of operation.

Remediation costs are accrued based on estimates of known environmental remediation exposure using currently available facts, existing environmental permits and technology and presently enacted laws and regulations. For sites where the Company is primarily responsible for the remediation, the Company's estimates of costs are developed based on internal evaluations and are not discounted. Such accruals are recorded when it is probable that the Company will be obligated to pay amounts for environmental site evaluation, remediation or related costs, and such amounts can be reasonably estimated. If the obligation can only be estimated within a range, the Company accrues the minimum amount in the range. Such accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred. Where the Company has been identified as a potentially responsible party in a United States federal or state "Superfund" site, the Company accrues its share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste contributed to the site by the Company to the total volume of waste at the site.

During the year ended December 31, 2002, the Company spent approximately $21.6 million to comply with domestic and international standards regulating the discharge of materials into the environment or otherwise relating to the protection of the environment (collectively, "Environmental Regulations"). In 2003, the Company expects to spend approximately $23.5 million to comply with Environmental Regulations. Based upon current information, the Company believes that its compliance with Environmental Regulations will not have a material adverse effect upon the capital expenditures, earnings and competitive position of the Company because the Company has either made adequate reserves for such compliance expenditures or the cost to the Company for such compliance is expected to be small in comparison with the Company's overall net worth.

The Company estimates that it will incur approximately $5.8 million and $5.0 million in capital expenditures for environmental control equipment during the years ending December 31, 2003 and 2004, respectively. The Company believes that capital expenditures for environmental control equipment for these years will not have a material adverse effect upon the financial condition of the Company because the aggregate amount of these expenditures is expected to be small in comparison with the Company's overall net worth.

The Comprehensive Environmental Response, Compensation and Liability Act (known as "Superfund" or "CERCLA") imposes liability for the release of a "hazardous substance" into the environment. Superfund liability is imposed without regard to fault and even if the waste disposal was in compliance with the then current laws and regulations. With the joint and several liability imposed under Superfund, a potentially responsible party ("PRP") may be required to pay more than its proportional share of such costs. The Company and several of its subsidiaries and divisions have been identified as PRPs at various sites discussed below. The United States Environmental Protection Agency (the "EPA") and appropriate state agencies are supervising investigative and cleanup activities at these sites. For the sites detailed below, the Company estimates total remediation costs of approximately $5.9 million, of which the Company has expended $1.6 million as of December 31, 2002. When used in the descriptions of the sites below, the word *de minimis* means less than a 1% contribution rate.

(a) Baker Petrolite, Hughes Christensen, an INTEQ predecessor entity, Baker Oil Tools and a former subsidiary were named in April 1984 as PRPs at the Sheridan Superfund Site located in Hempstead, Texas. The Texas Commission on Environmental Quality ("TCEQ") is overseeing the remedial work at this site. The Sheridan Site Trust was formed to manage the site remediation and the Company participates as a member of the Sheridan Site Trust. Sheridan Site Trust officials estimate the total remedial and administrative costs to be approximately $30 million, of which the Company's estimated contribution is approximately 2%.

(b) In December 1987, a former subsidiary of the Company was named a respondent in an EPA Administrative Order for Remedial Design and Remedial Action associated with the Middlefield-Ellis-Whisman (known as "MEW") Study Area, an eight square mile soil and groundwater contamination site located in Mountain View, California. Several PRPs for the site have estimated the total cost of remediation to be approximately $80 million. The conclusion of extensive investigations is that the activities of the former subsidiary's operating facility in the MEW Study Area could not have been the source of any contamination in the soil or groundwater within the MEW Study Area. As a result of the Company's environmental investigations and a resulting report delivered to the EPA in September 1991, the EPA has informed the Company that no further work needs to be performed on the former subsidiary's site, and further, the EPA has indicated that it does not believe there is a contaminant source on the property. Although the Company's former subsidiary continues to be named in the EPA's Administrative Order, the Company believes the Administrative Order is not valid with respect to the Company's former subsidiary and is seeking the withdrawal of the Administrative Order with respect to that subsidiary.

(c) In July 1997, Baker Petrolite was named by the EPA as a PRP at the Shore Refinery Site, Kilgore, Texas. According to Baker Petrolite's records, it did not arrange for the disposal, treatment or transportation of hazardous substances or used oil in relation to the site, and to date, the EPA has not produced any documentation linking the Company or any of its subsidiaries or divisions to the environmental conditions at the site. The Company does not believe that it has any liability for contamination at this site.

(d) In 1997, Baker Hughes and Prudential Insurance Company ("Prudential") entered into a settlement agreement regarding cost recovery for the San Fernando Valley – Glendale Superfund. A Baker Hughes predecessor operated on Prudential property in Glendale. Prudential was identified as a PRP for the Glendale Superfund. Prudential instituted legal proceedings against Baker Hughes for cost recovery under CERCLA. Without any admission of liability, Baker Hughes agreed to pay 40% of the cost, which is limited to $260,000 under the agreement with Prudential, attributed to the cleanup of the site. The first phase of groundwater investigation and the interim remedy have been presented to the EPA.

(e) In June 1999, the EPA named a Hughes Christensen predecessor as a PRP at the Li Tungsten Site in Glen Cove, New York. The Company believes that it has contributed a *de minimis* amount of hazardous substance to the site and has responded to the EPA's inquiry. Investigative studies will be conducted at the site to determine a suitable remedial action plan, as well as the total estimated cost for remediation.

(f) In January 1999, Baker Oil Tools, Baker Petrolite and predecessor entities of Baker Petrolite were named as PRPs by the State of California's Department of Toxic Substances Control for the Gibson site in Bakersfield, California. The cost estimate for remediation of the site is approximately $14 million. The combined volume that Baker Hughes companies contributed to the site is estimated to be less than 0.5%.

(g) In December 2000, the EPA named Baker Petrolite as a PRP at the Casmalia Disposal Site, Santa Barbara County, California. The EPA has estimated the total cost of remediation to range from $225 million to $290 million. Baker Petrolite is considered a *de minimis* contributor and is negotiating a settlement.

(h) In 2001, a Hughes Christensen predecessor, Baker Oil Tools, INTEQ and a former subsidiary of the Company were named as PRPs in the Force Road State Superfund Site located in Brazoria County, Texas. The TCEQ is overseeing the investigation and remediation at the Force Road State Site. Although the investigation of the site is incomplete, preliminary cost estimates for the closure of the site are approximately $3 million, with the total contribution from the Company estimated to be in the range of 50% to 60% of that cost.

(i) In 2002, Baker Petrolite predecessors, Hughes Christensen predecessors and former Company subsidiaries, Western Geophysical and Baker Tubular Services, were identified as PRPs for the Malone site located on Campbell Bayou Road in Texas City, Texas. The EPA is overseeing the investigation and remediation of the Malone site. The EPA has engaged in some emergency removal actions at the site. A PRP group has been formed and is evaluating the next steps for the site. Although the investigation has not been completed, the initial estimate for cleanup at the Malone site is $82 million. Total contribution from the Company is estimated at approximately 1.8%.

(j) In August 2002, predecessor companies of Baker Oil Tools, Baker Petrolite and INTEQ were identified as PRPs for the Environmental Protection Corporation site in Bakersfield, California. The California Department of Toxic Substances Control is overseeing the investigation and subsequent cleanup at this site. The Baker Hughes PRPs have agreed with Chevron Corporation, the majority PRP, to settle their liability for the amount of the Baker Hughes PRPs' contributions (approximately $20,000). It is expected that the settlement will be paid by the end of the first quarter of 2003.

(k) In November 2002, Baker Petrolite was identified as a PRP in a superfund site located in Jackson, Mississippi. Baker Petrolite is considered a *de minimis* contributor to this site. The EPA is managing this site and has already removed wastes under an emergency order. The EPA is attempting to recover the costs of the waste removal. The remedial investigation has not been completed, and therefore, there is no available estimate of cleanup costs.

(l) In January 2003, Western Atlas International, Inc. and predecessor companies and Baker Hughes Oilfield Operations, Inc. were identified as PRPs in the Gulf Nuclear Superfund site in Odessa, Texas. The EPA conducted an emergency removal from the site in 2000. The EPA has estimated total investigation and cleanup costs to be $15 million. At this time, there is insufficient information to estimate the Company's potential contribution to the investigation and cleanup costs at this site.

There are three sites for which the remedial work has been completed and which are in the groundwater recovery and monitoring phase. This phase of the remediation is expected to continue for a period of 3 to 28 years, and the Company's aggregate cost for these sites is estimated to be approximately $100,000 over this period of time.

While PRPs in Superfund actions have joint and several liability for all costs of remediation, it is not possible at this time to quantify the Company's ultimate exposure because some of the projects are either in the investigative or early remediation stage. Based upon current information, the Company does not believe that probable or reasonably possible expenditures in connection with the sites described above are likely to have a material adverse effect on the Company's financial condition because:

(1) the Company has established adequate reserves to cover the estimate the Company presently believes will be its ultimate liability with respect to the matter,
(2) other PRPs involved in the sites have substantial assets and may reasonably be expected to pay their share of the cost of remediation,
(3) the Company has adequate resources and, in some circumstances, insurance coverage or contractual indemnities from third parties to cover the ultimate liability, and
(4) the Company believes that its ultimate liability is small compared with the Company's overall net worth.

The Company is subject to various other governmental proceedings and regulations, including foreign regulations, relating to environmental matters, but the Company does not believe that any of these matters is likely to have a material adverse effect on its financial condition or results of operation.

"Environmental Matters" contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "will," "believe," "to be," "expects" and similar expressions are intended to identify forward-looking statements. The Company's expectations regarding its compliance with Environmental Regulations and its expenditures to comply with Environmental Regulations, including (without limitation) its capital expenditures on environmental control equipment, are only its forecasts regarding these matters. These forecasts may be substantially different from actual results, which may be affected by the following factors: changes in Environmental Regulations; unexpected, adverse outcomes with respect to sites where the Company has been named as a PRP, including (without limitation) the sites described above; the discovery of new sites of which the Company is not aware and where additional expenditures may be required to comply with Environmental Regulations; an unexpected discharge of hazardous materials in the course of the Company's business or operations; an acquisition of one or more new businesses; a catastrophic event causing discharges into the environment of hydrocarbons; and a material change in the allocation to the Company of the volume of discharge and a resulting change in the Company's liability as a PRP with respect to a site.

ITEM 2. PROPERTIES

The Company is headquartered in Houston, Texas and operates 44 principal manufacturing plants, ranging in size from approximately 4,600 to 300,000 square feet of manufacturing space. The total area of the plants is more than 3.6 million square feet, of which approximately 2.4 million square feet (66%) are located in the United States, 0.3 million square feet (10%) are located in Canada and South America, 0.9 million square feet (24%) are located in Europe and a minimal amount of space is located in the Far East. These manufacturing plants by industry segment and geographic area appear in the table below. The Company's principal manufacturing plants are located as follows: United States – Houston, Texas; Tulsa, Oklahoma; Lafayette, Louisiana; Europe – Aberdeen and East Kilbride, Scotland; Kirkby, England; Celle, Germany; Belfast, Ireland; South America – Venezuela, Argentina. The Company also owns or leases and operates numerous customer service centers, shops and sales and administrative offices throughout the geographic areas in which it operates.

	United States	Canada and South America	Europe	Far East	Total
Oilfield	26	5	7	1	39
Process	3	1	1	–	5

The Company believes that its manufacturing facilities are well maintained and suitable for their intended purposes. The Company also has a significant investment in service vehicles, rental tools and manufacturing and other equipment.

ITEM 3. LEGAL PROCEEDINGS

The Company and its subsidiaries are involved in litigation or proceedings that have arisen in the Company's ordinary business activities. The Company insures against these risks to the extent deemed prudent by its management, but no assurance can be given that the nature and amount of such insurance will be sufficient to fully indemnify the Company against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain deductibles or self-insured retentions in amounts the Company deems prudent. In determining the amount of self-insurance, it is the Company's policy to self-insure those losses that are predictable, measurable and recurring in nature, such as automobile liability claims, general liability and workers compensation claims. The Company records accruals for the uninsured portion of losses related to these types of claims. The accruals for losses are calculated by estimating losses for claims using historical claim data, specific loss development factors and other information as necessary.

On September 12, 2001, the Company, without admitting or denying the factual allegations contained in the Order, consented with the Securities and Exchange Commission ("SEC") to the entry of an Order making Findings and Imposing a Cease-and-Desist Order (the "Order") for violations of Section 13(b)(2)(A) and Section 13(b)(2)(B) of the Exchange Act. Among the findings included in the Order were the following: In 1999, the Company discovered that certain of its officers had authorized an improper $75,000 payment to an Indonesian tax official, after which the Company embarked on a corrective course of conduct, including voluntarily and promptly disclosing the misconduct to the SEC and the Department of Justice (the "DOJ"). In the course of the Company's investigation of the Indonesia matter, the Company learned that it had made payments in the amount of $15,000 and $10,000 in India and Brazil, respectively, to the Company's agents, without taking adequate steps to ensure that none of the payments would be passed on to foreign government officials. The Order found that the foregoing payments violated Section 13(b)(2)(A). The Order also found the Company in violation of Section 13(b)(2)(B) because it did not have a system of internal controls to determine if payments violated the Foreign Corrupt Practices Act ("FCPA"). The FCPA makes it unlawful for U.S. issuers, including the Company, or anyone acting on their behalf, to make improper payments to any foreign official in order to obtain or retain business. In addition, the FCPA establishes accounting control requirements for issuers subject to either the registration or reporting provisions of the Exchange Act. The Company cooperated with the SEC's investigation.

By the Order, dated September 12, 2001 (previously disclosed by the Company in its prior Quarterly Reports on Form 10-Q and a Current Report on Form 8-K), the Company agreed to cease and desist from committing or causing any violation and any future violation of Section 13(b)(2)(A) and Section 13(b)(2)(B) of the Exchange Act. Such Sections of the Exchange Act require issuers to (x) make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer and (y) devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary: (I) to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and (II) to maintain accountability for assets.

On March 25, 2002, a former employee alleging improper activities relating to Nigeria filed a civil complaint against the Company in the 281st District Court in Harris County, Texas, seeking back pay and damages, including future lost wages. On August 2, 2002, the same former employee filed substantially the same complaint against the Company in the federal district court for the Southern District of Texas. The state court case has been stayed pending the outcome of the federal suit. Discovery in the federal suit is in the preliminary stages.

On March 29, 2002, the Company announced that it had been advised that the SEC and the DOJ are conducting investigations into allegations of violations of law relating to Nigeria and other related matters. The SEC has issued a formal order of investigation into possible violations of provisions under the FCPA regarding anti-bribery, books and records and internal controls, and the DOJ has asked to interview current and former employees. Prior to the filing of the former employee's complaint, the Company had independently initiated an investigation regarding its operations in Nigeria, which is ongoing. The Company is providing documents to and cooperating fully with the SEC and the DOJ.

The Company's ongoing internal investigation has identified apparent deficiencies with respect to certain operations in Nigeria in its books and records and internal controls, and potential liabilities to governmental authorities in Nigeria. The investigation was substantially completed during the first quarter of 2003. Based upon current information, the Company does not expect that any such potential liabilities will have a material adverse effect on the Company's results of operations or financial condition.

See also "Item 1. Business – Environmental Matters."

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Common Stock, $1.00 par value per share (the "Common Stock"), of the Company is principally traded on The New York Stock Exchange. The Common Stock is also traded on the Pacific Exchange and the Swiss Exchange. At March 5, 2003, there were approximately 71,500 stockholders and approximately 23,516 stockholders of record.

For information regarding quarterly high and low sales prices on the New York Stock Exchange for the Common Stock during the two years ended December 31, 2002 and information regarding dividends declared on the Common Stock during the two years ended December 31, 2002, see Note 18 of the Notes to Consolidated Financial Statements in Item 8 herein.

Information concerning securities authorized for issuance under equity compensation plans is set forth in the section entitled "Equity Compensation Plan Information" in the Proxy Statement of the Company for the Annual Meeting of Stockholders to be held on April 23, 2003, which section is incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA

The Selected Financial Data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and with "Item 8. Financial Statements and Supplementary Data" herein.

	Year Ended December 31,				
(In millions, except per share amounts)	2002	2001	2000	1999	1998
Revenues	$ 5,020.4	$ 5,139.6	$ 4,942.1	$ 4,854.8	$ 6,310.6
Costs and expenses:					
Cost of revenues	3,625.7	3,655.9	3,823.4	3,957.1	5,138.4
Selling, general and administrative	840.6	781.7	721.3	752.2	876.3
Merger related costs	–	–	–	(1.6)	219.1
Restructuring charges	(1.9)	1.8	7.0	44.3	215.8
(Gain) loss on disposal of assets	–	(2.4)	67.9	(54.8)	–
Total	4,464.4	4,437.0	4,619.6	4,697.2	6,449.6
Operating income (loss)	556.0	702.6	322.5	157.6	(139.0)
Equity in income (loss) of affiliates	(69.7)	45.8	(4.6)	7.0	6.7
Interest expense	(111.2)	(126.4)	(179.9)	(167.0)	(149.0)
Interest income	5.3	11.9	4.4	5.1	3.6
Gain on trading securities	–	–	14.1	31.5	–
Income (loss) from continuing operations before income taxes	380.4	633.9	156.5	34.2	(277.7)
Income taxes	(156.7)	(215.8)	(94.8)	(9.4)	(18.4)
Income (loss) from continuing operations	223.7	418.1	61.7	24.8	(296.1)
Income (loss) from discontinued operations, net of tax	(12.3)	20.6	40.6	8.5	–
Income (loss) before extraordinary loss and cumulative effect of accounting change	211.4	438.7	102.3	33.3	(296.1)
Extraordinary loss, net of tax	–	(1.5)	–	–	–
Cumulative effect of accounting change, net of tax	(42.5)	0.8	–	–	–
Net income (loss)	$ 168.9	$ 438.0	$ 102.3	$ 33.3	$ (296.1)
Per share of common stock:					
Income (loss) from continuing operations					
Basic	$ 0.66	$ 1.25	$ 0.19	$ 0.08	$ (0.92)
Diluted	0.66	1.24	0.19	0.08	(0.92)
Dividends	0.46	0.46	0.46	0.46	0.46
Financial Position:					
Working capital	$ 1,475.4	$ 1,588.1	$ 1,624.6	$ 1,280.4	$ 1,472.6
Total assets	6,400.8	6,676.2	6,489.1	7,182.1	7,788.3
Long-term debt	1,424.3	1,682.4	2,049.6	2,706.0	2,726.3
Stockholders' equity	3,397.2	3,327.8	3,046.7	3,071.1	3,165.1

Notes to Selected Financial Data

(1) The selected financial data has been reclassified to reflect EIMCO Process Equipment ("EIMCO") and the Company's oil producing operations in West Africa as discontinued operations. The results of operations for EIMCO are not reflected as discontinued operations for 1999 and 1998 as data is not available for those years because EIMCO was a component of a larger operating unit during those years. See Note 2 of the Notes to Consolidated Financial Statements in Item 8 herein for additional information regarding discontinued operations.

(2) See Note 8 of the Notes to Consolidated Financial Statements in Item 8 herein for a description of the WesternGeco venture formed by the Company in November 2000.

(3) During 1998, the Company acquired WEDGE DIA-LOG, Inc. and 3-D Geophysical, Inc. for $218.5 million in cash and $117.5 million in cash, respectively. The Company also made several smaller acquisitions with an aggregate purchase price of $121.6 million. The purchase method of accounting was used to record these acquisitions.

(4) In August 1998, the Company completed a merger with Western Atlas Inc. ("Western Atlas") accounted for using the pooling of interests method. In connection with the merger, the Company recorded merger related costs of $219.1 million for transaction costs, employee related costs, integration costs, the write-off of the carrying value of a product line and the triggering of change in control rights contained in certain stock options plans of Western Atlas and the Company.

(5) See Note 4 of the Notes to Consolidated Financial Statements in Item 8 herein for a description of the restructuring charges and (gain) loss on disposal of assets in 2002, 2001 and 2000. During 1999, the Company recorded a restructuring charge of $122.8 million primarily related to its seismic operations, of which $72.1 million was recorded in cost of revenues. The major actions included in this restructuring were a reduction in workforce, terminating leases on certain vessels, the impairment of property and sale or abandonment of certain vessels. The Company also recorded a reversal of $11.4 million of restructuring charges recorded in prior years, of which $5.0 million was recorded in selling, general and administrative expense. The Company recorded gains on disposal of assets of $54.8 million relating to the sale of two large excess real estate properties and the sale of certain assets related to its previous divestiture of a joint venture. The restructuring charge in 1998 consisted of charges for severance benefits, charges to combine operations and consolidate facilities, environmental and litigation reserves, charges for impairment of inventory and rental tools, the write-down of a former consolidated joint venture, the write-off and write-down of certain assets, a ceiling test charge for the Company's oil and gas properties and a write-down of real estate held for sale. In 1998, the charges reflected in cost of revenues, selling, general and administrative expense and restructuring charges were $305.0 million, $68.7 million and $215.8 million, respectively.

(6) See Note 10 and Note 1 of the Notes to Consolidated Financial Statements in Item 8 herein for descriptions of the cumulative effect of accounting change in 2002 and 2001, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements of the Company for the years ended December 31, 2002, 2001 and 2000 and the related Notes to Consolidated Financial Statements contained in Item 8 herein.

Forward-Looking Statements

MD&A and certain statements in the Notes to Consolidated Financial Statements include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (each a "Forward-Looking Statement"). The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "forecasts," "will," "could," "may," "suggest," "likely" and similar expressions, and the negative thereof, are intended to identify forward-looking statements. Baker Hughes' expectations regarding its business outlook, customer spending, oil and gas prices and the business environment for the Company and the industry in general are only its forecasts regarding these matters. These forecasts may be substantially different from actual results, which are affected by the following risk factors: the level of petroleum industry exploration and production expenditures; drilling rig and oil and gas industry manpower and equipment availability; the Company's ability to implement and effect price increases for its products and services; the Company's ability to control its costs; the availability of sufficient manufacturing capacity and subcontracting capacity at forecasted costs to meet the Company's revenue goals; the ability of the Company to introduce new technology on its forecasted schedule and at its forecasted cost; the ability of the Company's competitors to capture market share; the Company's ability to retain or increase its market share; the Company's completion of its proposed West Africa disposition; world economic conditions; the price of, and the demand for, crude oil and natural gas; drilling activity; weather conditions that affect the demand for energy and severe weather conditions that affect exploration and production activities; the legislative and regulatory environment in the U.S. and other countries in which the Company operates; Organization of Petroleum Exporting Countries ("OPEC") policy and the adherence by OPEC nations to their OPEC production quotas; war or extended period of international conflict involving the U.S., the Middle East and other major petroleum-producing or consuming regions; acts of war or terrorism; civil unrest or in-country security concerns where the Company operates; the development of technology by Baker Hughes or its competitors that lowers overall finding and development costs; new laws and regulations that could have a significant impact on the future operations and conduct of all businesses as a result of the financial deterioration and bankruptcies of large U.S. entities; labor-related actions, including strikes, slowdowns and facility occupations; the condition of the capital and equity markets in general; adverse foreign exchange fluctuations and adverse changes in the capital markets in international locations where the Company operates; and the timing of any of the foregoing. See "Business Environment" for a more detailed discussion of certain of these risk factors.

Baker Hughes' expectations regarding its level of capital expenditures described in "Liquidity and Capital Resources" below are only its forecasts regarding these matters. In addition to the factors described in the previous paragraph and in "Business Environment," these forecasts may be substantially different from actual results, which are affected by the following factors: the accuracy of the Company's estimates regarding its spending requirements; regulatory, legal and contractual impediments to spending reduction measures; the occurrence of any unanticipated acquisition or research and development opportunities; changes in the Company's strategic direction; and the need to replace any unanticipated losses in capital assets.

Business Environment

The Company currently has seven operating divisions each with separate management teams that are engaged in the oilfield services and continuous process industries. The divisions have been aggregated into two reportable segments – "Oilfield" and "Process".

The Oilfield segment consists of six operating divisions – Baker Atlas, Baker Oil Tools, Baker Petrolite, Centrilift, Hughes Christensen and INTEQ – that manufacture and sell products and provide services used in the oil and gas exploration industry, including drilling, formation evaluation, completion and production of oil and gas wells. The Oilfield segment also includes the Company's investment in the WesternGeco venture. For the year ended December 31, 2002, revenues from the Oilfield segment accounted for 97.6% of total revenues.

The Process segment consists of one operating division, BIRD Machine, and the Company's investment in the Petreco venture. BIRD Machine manufactures and sells a broad range of continuous and batch centrifuges and specialty filters for separating, dewatering or classifying process and waste streams.

The business environment for the Company's Oilfield segment and its corresponding operating results can be significantly affected by the level of energy industry capital expenditures for the exploration and production ("E&P") of oil and gas reserves. These expenditures are influenced strongly by expectations about the supply and demand for crude oil and natural gas products and by the energy price environment.

The Company does business in approximately 70 countries. According to Transparency International's annual Corruption Perceptions Index ("CPI") survey, a high degree of corruption is perceived to exist in many of these countries. For example, the Company does business in about one-half of the 30 countries having the worst scores in Transparency International's CPI survey for 2002. The Company devotes significant resources to the development, maintenance and enforcement of its Business Code of Conduct policy, its Foreign Corrupt Practices Act (the "FCPA") policy, its internal control processes and procedures, as well as other compliance related policies. Notwithstanding the devotion of such resources, and in part as a consequence thereof, the Company, from time to time, discovers or receives information alleging potential violations of the

FCPA and the Company's policies, processes and procedures. The Company conducts internal investigations of these potential violations. The Company anticipates that the devotion of significant resources to compliance related issues, including the necessity for such internal investigations, will continue to be an aspect of doing business in a number of the countries in which oil and gas exploration, development and production take place and the Company is requested to conduct operations.

Key risk factors currently influencing the worldwide crude oil and gas markets are:

- **Production control** – the degree to which individual OPEC nations and other large oil and gas producing countries, including, but not limited to, Mexico, Norway and Russia, are willing and able to control production and exports of crude oil to decrease or increase supply and support their targeted oil price while meeting their market share objectives. Key measures of production control include actual production levels compared with target or quota production levels, oil price compared with targeted oil price and changes in each country's market share.
- **Global economic growth** – particularly the impact of the U.S. and Western European economies and the economic activity in Japan, China, South Korea and the developing areas of Asia where the correlation between energy demand and economic growth is strong. An important factor in the global economic growth in 2003 will be the strength and timing of a U.S. economic recovery. Key measures include U.S. and global economic activity, global energy demand and forecasts of future demand by governments and private organizations.
- **Oil and gas storage inventory levels** – a measure of the balance between supply and demand. A key measure of U.S. natural gas inventories is the storage level reported weekly by the U.S. Department of Energy compared with historic levels. Key measures for oil inventories include U.S. inventory levels reported by the U.S. Department of Energy and American Petroleum Institute and worldwide estimates reported by the International Energy Agency, again compared with historic levels.
- **Ability to produce natural gas** – the amount of natural gas that can be produced is a function of the number of new wells drilled, completed and connected to pipelines as well as the rate of reservoir depletion and production from existing wells. Advanced technologies, such as horizontal drilling, result in improved total recovery, but also result in a more rapid production decline.
- **Technological progress** – in the design and application of new products that allow oil and gas companies to drill fewer wells and to drill, complete and produce wells faster, recover more hydrocarbons and to do so at lower cost. Also key are the overall levels of research and engineering spending and the pace at which new technology is introduced commercially and accepted by customers.
- **Maturity of the resource base** – of known hydrocarbon reserves in the North Sea, U.S., Canada and Latin America.
- **Pace of new investment** – access to capital and the reinvestment of available cash flow into existing and emerging markets. Key measures of access to capital include cash flow, interest rates, analysis of oil and gas company leverage and equity offering activity. Access to capital is particularly important for smaller independent oil and gas companies.
- **Energy prices and price volatility** – the impact of widely fluctuating commodity prices on the stability of the market and subsequent impact on customer spending. Sustained higher energy prices can be an impediment to economic growth. While current energy prices are important contributors to positive cash flow at E&P companies, expectations for future prices are more important for determining future E&P spending.
- **Possible supply disruptions** – from key oil exporting countries, including but not limited to, Iraq, Saudi Arabia and other Middle Eastern countries and Venezuela, due to political instability or military activity. In addition, adverse weather such as hurricanes could impact production facilities, causing supply disruptions.
- **Weather** – the impact of variations in temperatures as compared with normal weather patterns and the related effect on demand for oil and natural gas. A key measure of the impact of weather on energy demand is population-weighted heating and cooling degree days as reported by the U.S. Department of Energy and forecasts of warmer than normal or cooler than normal temperatures.

Oil and Gas Prices

Generally, customers' expectations about their prospects from oil and gas sales and customers' expenditures to explore for or produce oil and gas rise or fall with corresponding changes in the prices of oil or gas. Accordingly, changes in these expenditures will normally result in increased or decreased demand for the Company's products and services in its Oilfield segment. West Texas Intermediate ("WTI") crude oil and natural gas prices are summarized in the table below as averages of the daily closing prices during each of the periods indicated.

	2002	2001	2000
WTI crude oil ($/bbl)	$ 26.17	$ 25.96	$ 30.37
U.S. Spot Natural Gas ($/MMBtu)	3.37	3.96	4.30

WTI crude oil prices averaged $26.17/bbl in 2002, rising from a low of $17.97/bbl in January to a high of $32.72/bbl in December. Production cuts by both OPEC and non-OPEC producers late in 2001 were carried into the beginning of 2002 and averted a substantial price decline driven by rising inventories early in the year. Over the course of the year, however, oil prices rose above what the historical relationship between prices and inventories would suggest was appropriate, driven primarily by concerns of a possible supply disruption resulting from a military campaign in Iraq. This "war premium" fluctuated in a range estimated to be between $2/bbl to $6/bbl for the first three quarters of 2002. In the fourth quarter, prices softened briefly on concerns the market would be oversupplied due to rising OPEC production rates before strengthening again in December on renewed supply concerns amidst a general strike in Venezuela and ongoing uncertainty regarding the possibility of a military conflict in Iraq.

During 2002, natural gas prices averaged $3.37/MMBtu. While lower than the 2001 average of $3.96/MMBtu, prices generally rose over the course of 2002, similar to oil prices. From a low of $1.98/MMBtu in January, prices rose as high as $5.29/MMBtu in December. The rise in natural gas prices over the course of the year was driven primarily by tightening supply. The year over year gas storage surplus continued its decline from a December 2001 peak. The first week of November 2002 marked the start of the withdrawal season, some five weeks earlier than in 2001, as well as the first time storage levels showed a year over year deficit since May 2001. This tightening of the gas market was driven primarily by accelerating declines in gas production as North American drilling activity in 2002 trended downward to be well below 2001 levels.

Rig Counts

The Company is engaged in the oilfield service industry providing products and services that are used in exploring for, developing and producing oil and gas reservoirs. When drilling or workover rigs are active, they consume many of the products and services provided by the oilfield service industry. The rig counts act as a leading indicator of consumption of products and services used in drilling, completing, producing and processing hydrocarbons. Rig count trends are governed by the exploration and development spending by oil and gas companies, which in turn is influenced by current and future price expectations for oil and natural gas. Rig counts therefore generally reflect the relative strength and stability of energy prices.

The Company has been providing rig counts to the public since 1944. The Company gathers all relevant data through its field service personnel worldwide who routinely visit the various rigs operating in their areas. This data is then compiled and distributed to various wire services and trade associations and is published on the Company's website. Rig counts are compiled weekly for the U.S. and Canada and monthly for all international and workover rigs. North American rigs are counted as active if the well being drilled has been started and drilling has not been completed on the day the count is taken. For an international rig to be counted as active on a monthly basis, drilling operations must comprise at least 15 days during the month. Published international rig counts do not include rigs drilling in Russia or China because this information is extremely difficult to obtain. The Company's rig counts are summarized in the table below as averages for each of the periods indicated.

	2002	2001	2000
U.S. – Land	717	1,003	778
U.S. – Offshore	113	153	140
Canada	263	341	345
North America	1,093	1,497	1,263
Latin America	214	262	227
North Sea	52	56	45
Other Europe	36	39	38
Africa	58	53	46
Middle East	201	179	156
Asia Pacific	171	157	140
Outside North America	732	746	652
Worldwide	1,825	2,243	1,915
U.S. Workover Rigs	1,010	1,211	1,056

Industry Outlook

Caution is advised that the factors described above in "Forward Looking Statements" and "Business Environment" could negatively impact the Company's expectations for oil and gas demand, oil and gas prices and drilling activity.

Oil – The balance between oil supply and oil demand is tight as 2003 begins. The ongoing turmoil in Venezuela has disrupted supplies and resulted in extremely low oil inventory levels in the U.S. OPEC has decided to increase production to offset the loss of approximately 2 million barrels per day of Venezuelan production; however, crude oil from the Middle East generally takes over one month to arrive in the U.S. due to longer transit times. Complicating the situation is the uncertainty associated with the possibility and timing of military action in the Middle East and any additional disruptions in supply. As a result, oil prices are expected to average between $30/bbl and $35/bbl in the first quarter of 2003. In 2003, prices could trade in a much broader range depending on the nature, duration and outcome of any potential military action in Iraq, the duration and resolution of the strike in Venezuela, the willingness and the ability of OPEC nations and other key nations to manage production levels to stabilize prices and the pace of worldwide economic activity.

North America Natural Gas – In 2003, prices are expected to trade between $3.50/MMBtu and $4.50/MMBtu. Natural gas could trade at the top of this range in 2003 if weather is colder than expected, if the U.S. economy, particularly the industrial sector, exhibits growth and if continued levels of customer spending result in further natural gas production declines. Prices could move to the bottom of this range if the U.S. economic recovery is delayed or weaker than expected or if weather is milder than expected.

Customer Spending – Based upon the Company's discussions with its major customers, its review of published industry reports and the Company's outlook for oil and gas prices described above, the anticipated customer spending trends are as follows:

- North America – Spending in North America, primarily towards developing natural gas supplies, is expected to increase approximately 10% to 15% in 2003 compared with 2002.
- Outside North America – Customer spending, primarily directed at developing oil supplies, is expected to be flat to up by 5% in 2003 compared with 2002.
- Total spending is expected to be up 4% to 6% in 2003 compared with 2002.

Drilling Activity – Based upon the Company's outlooks for oil and natural gas prices and customer spending described above, the Company's outlook for drilling activity, as measured by the Baker Hughes rig count, is as follows:

- The North American rig count is expected to increase approximately 8% to 10% in 2003 compared with 2002. The U.S. rig count is expected to rise throughout the year and end the year at approximately 950 to 1,100 rigs.
- Drilling activity outside of North America, excluding Venezuela, is expected to remain steady in 2003 and is expected to increase as much as 3% to 5% compared with 2002.

Company Outlook

The Company expects that 2003 will be stronger than 2002, with revenues expected to increase by approximately 4% to 6% as compared with 2002, with related improvements in operating results, primarily in the second half of the year. Activity is expected to improve in the second half of 2003 as a result of increased drilling activity in the U.S., primarily due to relatively higher commodity prices. Activity outside of the U.S. is also expected to increase as a result of the relatively high crude oil prices. The Company expects the first quarter of 2003 activity to be down compared with the fourth quarter of 2002 due to the impact of reduced business activity levels in Venezuela, reduced export sales and downward pricing pressures on the Company's products and services.

On December 2, 2002, PdVSA, the national oil company of Venezuela, initiated a strike intended to force Venezuelan President Hugo Chavez to resign from office and call new elections. The strike effectively shut down activity in the Venezuelan energy industry and led to a general strike which had a severe impact on the Venezuelan economy. By the end of December 2002, exploration and development activity was at less than 25% of its pre-strike levels. The nature and timing of a resolution is uncertain. Even if there is a quick resolution to the crisis, it is expected to take several months for activity levels in Venezuela to return to normal. The Company has implemented a cost reduction effort in Venezuela and has reduced new investments of capital in the country. The strike has significantly impacted the Company's Venezuelan operations and it is expected to have a lingering impact after it is resolved until activity returns to pre-strike levels. Revenues for Venezuela for the years ended December 31, 2002, 2001 and 2000 totaled $143.7 million, $232.7 million and $277.4 million, respectively. At December 31, 2002 and 2001, net property in Venezuela totaled $26.6 million and $37.4 million, respectively.

In Argentina, the weakening peso and related economic issues did not materially impact the Company's business during 2002. This impact did, however, include devaluation losses, delays and losses associated with collecting outstanding accounts receivable and reduced demand for the Company's products and services. Although the economic environment had stabilized by the end of 2002, there could be additional losses if there were to be additional currency devaluations or if the Company's customers encounter additional financial difficulty, thereby impacting their ability to pay amounts due to the Company. In addition, the economic environment in Argentina will likely continue to negatively impact the exploration and production spending plans of the Company's customers for 2003. The Company has responded to this situation in a number of ways, including renegotiating with its customers for acceptable payment terms, increasing the use of U.S. dollar based invoicing (or U.S. dollar equivalent pricing and invoicing), adjusting pricing and contracts to reflect the changes in Argentina's currency and shipping products to Argentina directly from outside the country with payment made offshore in U.S. dollars or equivalent currency. At December 31, 2002, net property in Argentina totaled $9.4 million. Revenues for Argentina for the year ended December 31, 2002 totaled $69.7 million.

Aspects of the U.S.-Iraqi conflict and the war on terrorism are likely to have an impact on 2003 results. Currently, expectations of military activity and potential supply disruptions have resulted in a "war premium" for crude oil and strong cash flows for our customers. Should military action take place and be resolved quickly, resulting in an increase in oil production from Iraq, oil prices could fall significantly. However, should military action not be resolved quickly, resulting in extended supply disruptions, oil prices could be sustained at higher prices. The Company cannot predict the extent of the impact that any such events may have on the Company.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company's significant accounting policies are described in the Notes to Consolidated Financial Statements. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes.

The Company has defined a critical accounting policy as one that is both important to the understanding of the Company's financial condition and results of operations and requires the management of the Company to make difficult, subjective or complex judgments or estimates. The Company believes the following are the critical accounting polices used in the preparation of the Company's consolidated financial statements as well as the significant judgments and uncertainties affecting the application of these policies.

Revenue Recognition

Inherent in the Company's revenue recognition policy is the determination of the collectibility of amounts due from its customers, which requires the Company to use estimates and exercise judgment. The Company routinely monitors its customers' payment history and current credit worthiness to determine that collectibility is reasonably assured. This requires the Company to make frequent judgments and estimates in order to determine the appropriate period to recognize a sale to a customer and the amount of valuation allowances required for doubtful accounts. The Company records provisions for doubtful accounts when it becomes evident that the customer will not be able to make the required payments either at contractual due dates or in the future. Changes in the financial condition of the Company's customers, either adverse or positive, could impact the amount and timing of any additional provisions for doubtful accounts that may be required.

Inventories

The Company's inventory is a significant component of current assets and is stated at the lower of cost or market. The Company regularly reviews inventory quantities on hand and records provisions for excess or obsolete inventory based primarily on its estimated forecast of product demand, market conditions, production requirements and technological developments. Significant or unanticipated changes to the Company's forecasts of these items, either adverse or positive, could impact the amount and timing of any additional provisions for excess or obsolete inventory that may be required.

Impairment of Long-Lived Assets

Long-lived assets, which include property, goodwill, intangible assets and certain other assets, comprise a significant amount of the Company's total assets. The Company makes judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, the carrying values of these assets are periodically reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for the Company's products and services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period.

Income Taxes

The Company uses the liability method for determining income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. While the Company has considered estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowances, changes in these estimates and assumptions could require the Company to adjust the valuation allowances for its deferred tax assets.

The Company operates in more than 70 countries under many legal forms. As a result, the Company is subject to numerous domestic and foreign tax jurisdictions and tax agreements and treaties among the various taxing authorities. The Company's operations in these different jurisdictions are taxed on various bases: income before taxes, deemed profits (which is generally determined using a percentage of revenues rather than profits) and withholding taxes based on revenue. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or the Company's level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of income taxes that the Company provides during any given year.

The Company's and its subsidiaries' tax filings for various periods are subjected to audit by tax authorities in most jurisdictions where they conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or potentially through the courts. The Company believes that these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. In these situations, the Company provides only for the amounts the Company believes will ultimately result from these proceedings.

WesternGeco

On November 30, 2000, the Company and Schlumberger and certain wholly owned subsidiaries of Schlumberger created a venture by transferring the seismic fleets, data processing assets, exclusive and nonexclusive multiclient surveys and other assets of the Company's Western Geophysical division and Schlumberger's Geco-Prakla business unit. The venture operates under the name of WesternGeco. The Company and Schlumberger own 30% and 70% of the venture, respectively. The Company accounts for this investment using the equity method of accounting. In conjunction with the transaction, the Company received $493.4 million in cash from Schlumberger in exchange for the transfer of a portion of the Company's ownership in WesternGeco. The Company also contributed $15.0 million in working capital to WesternGeco. The Company did not recognize any gain or loss resulting from the initial formation of the venture due to the Company's material continued involvement in the operations of WesternGeco. In addition, as soon as practicable after November 30, 2004, the Company or Schlumberger will make a cash true-up payment to the other party based on a formula comparing the ratio of the net present value of sales revenue from each party's contributed multiclient seismic libraries during the four-year period ending November 30, 2004 and the ratio of the net book value of those libraries as of November 30, 2000. The maximum payment that either party will be required to make as a result of this adjustment is $100.0 million. In the event that future sales from the contributed libraries continue in the same relative percentages incurred through December 31, 2002, any payment made by either party is not expected to be significant. Any payment to be received or paid by the Company will be recorded as an adjustment to the carrying value of its investment in WesternGeco.

Summarized financial information for Western Geophysical for the eleven months ended November 30, 2000, the effective date of the close, included in the Company's consolidated financial statements is as follows for the year ended December 31:

(In millions)	2000
Revenues	$ 723.7
Income before income taxes[(1)]	56.9
Expenditures for capital assets and multiclient seismic data	309.6

(1) Includes restructuring charges and corporate allocations excluding interest.

Discontinued Operations

In November 2002, the Company sold EIMCO Process Equipment ("EIMCO"), a division of the Process segment, and received total proceeds of $48.9 million, of which $4.9 million is held in escrow pending completion of final adjustments of the purchase price. In December 2002, the Company entered into exclusive negotiations for the sale of the Company's interest in its oil producing operations in West Africa and received $10.0 million as a deposit. The sale is subject to the execution of a definitive sale agreement and is expected to close in the first quarter of 2003. In accordance with generally accepted accounting principles, the Company has reclassified the consolidated financial statements for all prior periods to present both of these operations as discontinued.

Summarized financial information from discontinued operations is as follows for the years ended December 31:

(In millions)	2002	2001	2000
Revenues:			
EIMCO	$ 138.0	$ 181.1	$ 165.4
Oil producing operations	49.1	61.5	126.3
Total	$ 187.1	$ 242.6	$ 291.7
Income (loss) before income taxes:			
EIMCO	$ (1.5)	$ –	$ 8.7
Oil producing operations	19.7	27.8	70.8
Total	18.2	27.8	79.5
Income taxes:			
EIMCO	0.5	–	(3.0)
Oil producing operations	(8.7)	(7.2)	(35.9)
Total	(8.2)	(7.2)	(38.9)
Income (loss) before loss on disposal:			
EIMCO	(1.0)	–	5.7
Oil producing operations	11.0	20.6	34.9
Total	10.0	20.6	40.6
Loss on disposal of EIMCO:			
Loss on write-down to fair value, net of tax of $1.2	(2.3)	–	–
Recognition of cumulative foreign currency translation adjustments in earnings	(20.0)	–	–
Income (loss) from discontinued operations	$ (12.3)	$ 20.6	$ 40.6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Results of Operations

The Company is engaged primarily in the oilfield service industry, which accounted for 97.6%, 97.3% and 96.8% of total revenues in 2002, 2001 and 2000, respectively. As a result, the discussion regarding the consolidated results of operations is primarily focused on the Company's Oilfield segment.

Revenues

Revenues for 2002 were $5,020.4 million, a decrease of 2.3% compared with 2001. Oilfield revenues were $4,901.5 million, a decrease of 2.0% compared with 2001. Oilfield revenues in North America, which accounted for 40.1% of total Oilfield revenues, decreased 12.9% compared with 2001. This decrease reflects lower activity in the U.S. land and offshore operations and Canada, as evidenced by a 27.0% decrease in the North American rig count. Inclement weather in the Gulf of Mexico, including Tropical Storm Isidore and Hurricane Lili, also contributed to the decline. Outside North America, Oilfield revenues increased 6.9% compared with 2001. This increase reflects the improvement in international drilling activity, particularly in the Middle East and Asia Pacific, partially offset by weaker revenues in Latin America due to the political and economic environments in Argentina and Venezuela and the impact of a labor strike in Norway.

Revenues for 2001 were $5,139.6 million, an increase of 4.0% compared with 2000. Oilfield revenues were $5,001.9 million, an increase of 4.5% compared with 2000. Oilfield revenues in North America, which accounted for 45.1% of total Oilfield revenues, increased 4.4% compared with 2000. This increase reflects the increased drilling activity in this area, as evidenced by a 18.5% increase in the North American rig count, and improved pricing for the Company's products and services. Outside North America, Oilfield revenues increased 4.7% compared with 2000. This increase reflects the improvement in international drilling activity, particularly in the North Sea, Latin America and the Middle East.

Gross Margin

Gross margin was 27.8%, 28.9% and 21.3% for 2002, 2001 and 2000, respectively. The decrease in gross margin for 2002 compared with 2001 is the result of the Company's current strategy not to significantly reduce its work force to match current activity levels, pricing pressures and a change in the geographic and product mix from the sale of the Company's products and services. The increase in gross margin for 2001 compared with 2000 was primarily the result of pricing improvements for the Company's products and services, primarily in North America, higher utilization of the Company's assets and continued cost management measures throughout the Company.

Selling, General and Administrative

Selling, general and administrative ("SG&A") expenses for 2002 were $840.6 million, an increase of 7.5% compared with 2001. SG&A expenses as a percentage of revenues for 2002 and 2001 were 16.7% and 15.2%, respectively. These increases were primarily due to the impact of the weakening U.S. dollar and the resulting foreign exchange losses; increased depreciation of the cost associated with the now substantially completed implementation of SAP R/3, an enterprise-wide accounting and business application software system; and the Company's current strategy not to significantly reduce its work force to match current market activity levels.

SG&A expenses for 2001 were $781.7 million, an increase of 8.4% compared with 2000. SG&A expenses as a percentage of consolidated revenues for 2001 and 2000 were 15.2% and 14.6%, respectively. These increases were primarily due to increased costs to support the higher revenue level, increased employee incentive costs and decreased foreign exchange gains.

Restructuring Charges

Restructuring charges are comprised of the following for the years ended December 31:

(In millions)	2002	2001	2000
German operations of BIRD Machine	$ (1.9)	$ 6.0	$ –
Oil and gas exploration business	–	(4.2)	29.5
WesternGeco formation	–	–	6.0
Seismic operations and other	–	–	(28.5)
Restructuring charges	$ (1.9)	$ 1.8	$ 7.0

German Operations of BIRD Machine

In 2001, the Company initiated a restructuring of its German operations of BIRD Machine, a division of the Process segment. The restructuring consisted of downsizing its German operations from a full manufacturing facility to an assembly and repair facility. As a result, the Company recorded a charge of $6.0 million relating to severance for approximately 100 employees. The Company terminated 67 employees and paid $4.1 million of accrued severance. The remaining accrual of $1.9 million was reversed during the second quarter of 2002 due to unanticipated voluntary terminations and more favorable separation payments than had been originally estimated.

Oil and Gas Exploration Business

In October 2000, the Company's Board of Directors approved the Company's plan to substantially exit the oil and gas exploration business. The Company's oil and gas exploration business included various small producing working interests and undeveloped properties around the world and a working interest in West Africa that accounted for substantially all of the Company's revenue from oil and gas operations, which interest is now reflected as a discontinued operation.

The Company had determined that future capital requirements were more than the Company was willing to commit and that this business was not consistent with its long-term plans. As a result, the Company recorded restructuring charges of $29.5 million, consisting of $5.5 million of severance, $7.8 million for costs to settle contractual obligations and a $16.2 million loss for the write-off of the Company's undeveloped exploration properties in certain foreign jurisdictions.

The severance charges were for approximately 50 employees, of which 24 employees have been terminated as of December 31, 2002. The Company has paid $2.6 million of this accrued severance through 2002. Based on current estimates, the Company expects that the remainder of the accrued severance will be paid during 2003 or as the employees leave the Company.

Included in the costs to settle contractual obligations was $4.5 million for the minimum amount of the Company's share of project costs relating to the Company's interest in an oil and gas property in Colombia. After unsuccessful attempts to negotiate a settlement with its joint venture partner, the Company decided to abandon further involvement in this project. Subsequently, in 2001, a third party approached the Company and agreed to assume the remaining obligations in exchange for the Company's interest in the project. Accordingly, the Company reversed $4.2 million related to this obligation. The Company has paid $2.7 million of accrued contractual obligations through 2002. The remaining contractual obligations will be paid as the Company settles with the various counterparties.

WesternGeco Formation

In 2000, the Company recorded an expense of $6.0 million in connection with the restructuring of its seismic operations through the formation of WesternGeco. This consisted of compensation cost of $3.0 million for stock options retained by certain employees who became employees of WesternGeco and $3.0 million for vacation costs accrued as part of its agreement with the Company's venture partner. The compensation cost of the options was measured using the intrinsic value method.

Seismic Operations and Other

In October 1999, the Company recorded a restructuring charge of $115.0 million related to the downsizing of its seismic operations. During the ensuing six months, the seismic industry continued to deteriorate, resulting in further consolidations in the industry. In May 2000, the Company announced the formation of WesternGeco. As a result of this venture formation, the original restructuring plan was modified, which resulted in a $17.6 million reversal of the original charge. Such reversal included $7.5 million from the retention by the venture of approximately 400 employees that had been identified for termination and lower than expected moving and derigging costs of certain marine vessels. The reversal also included $9.0 million related to the Company's successful negotiation of more favorable terms related to the final termination of 10 marine vessel leases during May and June 2000.

The reversals in 2000 also included $10.9 million, which primarily related to a $4.0 million recovery from a receivable written off as a restructuring charge in 1998 and $4.2 million from favorable settlements related to litigation originally accrued for as restructuring charges in 1998 and 1997.

(Gain) Loss on Disposal of Assets

During 2001, the Company recognized a gain of $3.4 million on the disposition of its interest in a joint venture within the Oilfield segment and received net proceeds of $6.0 million from this transaction. The Company also recognized a loss of $1.0 million on the sale of a product line within the Oilfield segment.

During 2000, in conjunction with the Company's plan to substantially exit the oil and gas exploration business, the Company sold its interests in its China, Gulf of Mexico and Gabon oil and gas properties and recorded a loss of $75.5 million on the sale of these properties. Net proceeds from these sales were $53.4 million and were used to repay outstanding indebtedness. In addition, the Company recognized gains of $7.6 million on the sale of various product lines within the Oilfield segment.

Equity in Income (Loss) of Affiliates

Equity in income (loss) of affiliates relates to the Company's share of the income (loss) of affiliates accounted for using the equity method of accounting. Included in equity in income (loss) of affiliates for the year ended December 31, 2001 and 2000 is $7.9 million and $1.9 million, respectively, related to the amortization of goodwill associated with equity method investments. In conjunction with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, the Company discontinued the amortization of goodwill associated with equity method investments effective January 1, 2002.

Equity in income (loss) of affiliates for 2002 was $(69.7) million, a decrease of $115.5 million compared with 2001. The Company's most significant equity method investment is its 30% interest in WesternGeco. The operating results of WesternGeco have been adversely affected by the continuing overall weakness in the seismic industry. As a result of this weakness, WesternGeco recorded a restructuring charge of $300.7 million for impairment of its multiclient library, reductions in workforce, closing land-based seismic operations in the U.S. lower 48 states and Canada and reducing its marine seismic fleet. The Company's portion of the charge was $90.2 million and is recorded in equity in income (loss) of affiliates.

Equity in income (loss) of affiliates for 2001 was $45.8 million, an increase of $50.4 million compared with 2000. The increase in equity in income (loss) of affiliates for 2001 compared with 2000 is primarily due to the inclusion of a full year of the Company's share of the net income of WesternGeco, offset by a $10.3 million charge related to the write-off of certain assets associated with WesternGeco.

Interest Expense

Interest expense for 2002 decreased $15.2 million compared with 2001. The decrease was primarily due to lower total debt levels resulting from cash flow from operations coupled with lower average interest rates on the Company's short-term debt, commercial paper and interest rate swaps. The approximate weighted average interest rate on short-term debt and commercial paper was 1.8% for 2002 compared with 4.0% for 2001.

Interest expense for 2001 decreased $53.5 million compared with 2000. The decrease was primarily due to lower total debt levels coupled with lower average interest rates on short-term debt and commercial paper. Average short-term debt and commercial paper for 2001 was $259.7 million compared with $929.0 million for 2000. The approximate average interest rate on short-term debt and commercial paper was 4.0% for 2001 compared with 6.3% for 2000.

Interest Income

Interest income primarily relates to income earned on cash and cash equivalents, except for 2001, when interest income also included $5.4 million from a settlement with the Internal Revenue Service ("IRS") related to an examination of certain 1994 through 1997 pre-acquisition tax returns and related refund claims of Western Atlas Inc. ("Western Atlas").

Income Taxes

The Company's effective tax rates differ from the statutory income tax rate of 35% due to lower effective rates on international operations offset by higher taxes within the WesternGeco venture. During 2002, the Company recognized an incremental effect of $40.2 million of additional taxes attributable to its portion of the operations of WesternGeco. Of this amount, $28.2 million related to the Company's portion of the restructuring charge for which there was no tax benefit. The remaining $12.0 million arose from operations of the venture due to: (i) the venture being taxed in certain foreign jurisdictions based on a deemed profit basis, which is a percentage of revenues rather than profits, and (ii) unbenefitted foreign losses of the venture, which are operating losses in certain foreign jurisdictions where there was no current tax benefit and where a deferred tax asset was not recorded due to the uncertainty of realization. In 2001 and 2000, the amount of additional taxes resulting from operations of the venture was $14.8 million and $2.2 million, respectively.

Also during 2002, a current year benefit of $14.4 million was recognized as the result of the settlement of an IRS examination related to the Company's September 30, 1996 through September 30, 1998 tax years. In 2001, a benefit of $23.5 million was recognized as a result of the settlement of the IRS examination of certain 1994 through 1997 pre-acquisition tax returns and related refund claims of Western Atlas.

During 2000, the Company provided $9.4 million of foreign and additional U.S. taxes as a result of the repatriation of the proceeds from the formation of the WesternGeco venture. The formation of the venture also reduced the expected amount of foreign source income against which to use the Company's foreign tax credit carryover; therefore, the Company provided $35.6 million for additional U.S. taxes with respect to future repatriation of earnings necessary to utilize the foreign tax credit carryover.

The Company's and its subsidiaries' tax filings for various periods are subjected to audit by tax authorities in most jurisdictions where they conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or potentially through the courts. The Company believes that these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. The Company has received tax assessments from various taxing authorities and is currently at varying stages of appeals and/or litigation regarding these matters. The Company believes it has substantial defenses to the questions being raised and will pursue all legal remedies should an unfavorable outcome result. The Company has provided for the amounts it believes will ultimately result from these proceedings.

Cumulative Effect of Accounting Change

On January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS Nos. 137 and 138 (collectively referred to as SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities that require an entity to recognize all derivatives as an asset or liability measured at fair value. Depending on the intended use of the derivative and its effectiveness, changes in its fair value will be reported in the period of change as either a component of earnings or a component of accumulated other comprehensive loss. The adoption of SFAS No. 133 on January 1, 2001 resulted in a gain of $0.8 million, net of tax, recorded as the cumulative effect of an accounting change in the consolidated statement of operations and a gain of $1.2 million, net of tax, recorded in accumulated other comprehensive loss. During 2001, all of the $1.2 million gain was reclassified into earnings upon maturity of the contracts.

On January 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired in a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and tested for potential impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. Goodwill, including goodwill associated with equity method investments, and intangible assets with indefinite lives are not to be amortized, but tested for impairment annually or more frequently if circumstances indicate that impairment may exist.

The adoption of SFAS No. 142 required the Company to perform a transitional test of goodwill in each of its reporting units as of January 1, 2002. The Company's reporting units were based on its organizational and reporting structure.

Corporate and other assets and liabilities were allocated to the reporting units to the extent that they related to the operations of these reporting units. Valuations of the reporting units were performed by an independent third party.

The goodwill in both of the operating divisions of the Company's Process segment was determined to be impaired using a combination of a market value and discounted cash flows approach to estimate fair value. Accordingly, the Company recognized a transitional impairment loss of $42.5 million, net of tax of $20.4 million. The transitional impairment loss was recorded in the first quarter of 2002 as the cumulative effect of accounting change in the consolidated statement of operations.

Liquidity and Capital Resources

The Company's capital requirements have principally related to working capital needs, payment of dividends and capital expenditures. These requirements have primarily been met through internally generated funds.

In 2002, net cash inflows from operating activities of continuing operations totaled $590.4 million, a decrease of $25.0 million compared with 2001. This decrease was primarily due to reduced profitability. Net cash inflows from operating activities of continuing operations in 2001 increased $100.7 million compared with 2000. This increase primarily related to higher net income.

Expenditures for capital assets totaled $316.7 million, $303.5 million and $597.9 million for 2002, 2001 and 2000, respectively. The majority of these expenditures was for machinery and equipment and rental tools. Expenditures for capital assets in 2000 included $199.5 million for multiclient seismic data related to the Company's previously owned seismic division, Western Geophysical.

The Company receives proceeds from the disposal of assets in either the normal course of its business (for example, reimbursement from customers for rental tools not recoverable or damaged during drilling) or from non-recurring asset sales, which are those transactions that are infrequent, significant in amount or unusual in nature (such as large excess real estate sales). During 2002, the Company received $77.7 million of proceeds from the disposal of assets. There were no significant non-recurring asset sales in 2002. During 2001, the Company received total proceeds of $77.7 million, which included non-recurring asset sales of $7.4 million related to the sale of a product line and the disposition of the Company's interest in a joint venture. During 2000, the Company received total proceeds of $213.0 million. Non-recurring asset sales totaled $124.5 million and included sales of product lines, the sale of the Company's interests in its China, Gulf of Mexico and Gabon oil and gas properties, and the sale of real estate held for sale.

During 2002, the Company's Oilfield segment made three small acquisitions having an aggregate cash purchase price of $39.7 million, net of cash acquired. As a result of these acquisitions, the Company recorded approximately $28.4 million of goodwill. The purchase prices are allocated based on fair values of the acquisitions and may be subject to change based on the final determination of the purchase price allocations. In addition, during 2002, the Company invested $16.5 million in Luna Energy, L.L.C. ("Luna Energy"), a venture formed to develop, manufacture, commercialize, sell, market and distribute downhole fiber optic and other sensors for oil and gas exploration, production, transportation and refining applications. The Company has a 40% ownership interest in Luna Energy and accounts for this investment using the equity method of accounting.

During 2002, the Company sold its EIMCO division for $48.9 million. The Company received $44.0 million, with the remainder of the sales price held in escrow pending completion of final adjustments of the purchase price.

During 2002, the Company's Board of Directors authorized the Company to repurchase up to $275.0 million of its common stock. As of December 31, 2002, the Company has repurchased 1.8 million shares at an average price of $27.52 per share, for a total of $49.1 million. Upon repurchase, the shares were retired. The Company has authorization remaining to repurchase up to $225.9 million in common stock.

The Company had two interest rate swap agreements that had been designated and had qualified as fair value hedging instruments. During 2002, the Company terminated the two agreements and received payments totaling $15.8 million upon cancellation. The deferred gains of $4.8 million and $11.0 million on the agreements are being amortized as a reduction of interest expense over the remaining lives of the underlying debt securities, which mature in June 2004 and January 2009, respectively.

In 2001, the Company redeemed its outstanding Liquid Yield Options Notes at a redemption price of $786.13 per $1,000 principal amount, for a total of $301.8 million. The redemption was funded through the issuance of commercial paper. In connection with the early extinguishment of debt, the Company recorded an extraordinary loss of $2.3 million ($1.5 million after tax). In 2002 and 2001, commercial paper and short-term borrowings were reduced by $163.7 million and $67.9 million, respectively, primarily due to cash flow from operations. During 2000, commercial paper and short-term borrowings were reduced by $753.1 million primarily due to $117.7 million in proceeds from a sale/leaseback transaction and $493.4 million in proceeds from the formation of WesternGeco.

Total debt outstanding at December 31, 2002 was $1,547.8 million, a decrease of $146.8 million compared with December 31, 2001. Debt was repaid primarily using cash flow from operations. The debt to equity ratio was 0.46 at December 31, 2002 compared with 0.51 at December 31, 2001. The Company's long-term objective is to maintain a debt to equity ratio between 0.40 and 0.60.

At December 31, 2002, the Company had $966.2 million of credit facilities with commercial banks, of which $594.0 million was committed. The committed facilities expire in September 2003 ($56 million) and October 2003 ($538 million). There were no direct borrowings under these facilities during the years ended December 31, 2002 and 2001; however, to the extent the Company has outstanding commercial paper, available borrowings under the committed credit facilities are reduced. At December 31, 2002, the Company had no outstanding commercial paper. At December 31, 2001, the Company had $95.0 million in commercial paper outstanding under this program, with a weighted average interest rate of 2.0%.

Cash flow from continuing operations is expected to be the principal source of liquidity in 2003. The Company believes that cash flow from continuing operations, combined with existing credit facilities, will provide the Company with sufficient capital resources and liquidity to manage its operations, meet debt obligations and fund projected capital expenditures. The Company currently expects 2003 capital expenditures to be between $330.0 million and $350.0 million, excluding acquisitions. The expenditures are expected to be used primarily for normal, recurring items necessary to support the growth and operations of the Company.

If the Company incurred a reduction in its debt ratings or stock price, there are no provisions in the Company's debt or lease agreements that would accelerate their repayment, require collateral or require material changes in terms. Other than normal operating leases, the Company does not have any off-balance sheet financing arrangements such as securitization agreements, liquidity trust vehicles or special purpose entities. As such, the Company is not materially exposed to any financing, liquidity, market or credit risk that could arise if the Company had engaged in such financing arrangements.

The words "believes," "will," "may," "expected" and "expects" are intended to identify Forward-Looking Statements in "Liquidity and Capital Resources." See "Forward-Looking Statements" and "Business Environment" above for a description of risk factors related to these Forward-Looking Statements.

The following table summarizes the Company's contractual obligations as of December 31, 2002:

	Payments Due by Period				
(In millions)	Total	Less Than 1 year	1 – 3 Years	3 – 5 Years	After 5 Years
Total debt	$ 1,547.8	$ 123.5	$ 353.5	$ 0.2	$ 1,070.6
Operating leases	293.3	61.8	84.0	37.2	110.3
Purchase obligations	148.1	107.3	27.2	13.6	–
Total	$ 1,989.2	$ 292.6	$ 464.7	$ 51.0	$ 1,180.9

In the normal course of business with customers, vendors and others, the Company is contingently liable for performance under letters of credit and other bank issued guarantees totaling approximately $193.5 million at December 31, 2002. In addition, at December 31, 2002, the Company has guaranteed debt and other obligations of third parties totaling $126.3 million, which includes $92.7 million described below in Related Party Transactions.

Related Party Transactions

In conjunction with the formation of WesternGeco, the Company transferred to the venture a lease on a seismic vessel. The Company is the sole guarantor of this lease obligation; however, Schlumberger has indemnified the Company for 70% of the total lease obligation. At December 31, 2002, the remaining commitment under this lease is $92.7 million. The lease expires in 2003, with an option to renew for an additional year.

As soon as practicable after November 30, 2004, the Company or Schlumberger will make a cash true-up payment to the other party based on a formula comparing the ratio of the net present value of sales revenue from each party's contributed multiclient seismic libraries during the four-year period ending November 30, 2004 and the ratio of the net book value of those libraries as of November 30, 2000. The maximum payment that either party will be required to make as a result of this adjustment is $100.0 million. In the event that future sales from the contributed libraries continue in the same relative percentages incurred through December 31, 2002, any payment made by either party is not expected to be significant. Any payment to be received or paid by the Company will be recorded as an adjustment to the carrying value of its investment in WesternGeco.

In November 2000, the Company entered into an agreement with WesternGeco whereby WesternGeco subleased a facility from the Company for a period of ten years at then current market rates. During 2002 and 2001, the Company recorded $5.2 million and $5.9 million, respectively, of rental income from WesternGeco related to this lease.

At December 31, 2002 and 2001, net accounts receivable from affiliates totaled $16.1 million and $33.5 million, respectively. There were no other significant related party transactions.

Accounting Standards to be Adopted in 2003

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability associated with an asset retirement be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the life of the asset. The Company will adopt SFAS No. 143 for its fiscal year beginning January 1, 2003. The Company has not fully completed its analysis of the impact of the adoption of SFAS No. 143 but does not expect the adoption to have a significant impact on the Company's financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of SFAS No. 146 will apply to any exit or disposal activities initiated by the Company after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 elaborates on required disclosures by a guarantor in its financial statements about obligations under certain guarantees that it has issued and requires a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company is reviewing the provisions of FIN 45 relating to initial recognition and measurement of guarantor liabilities, which are effective for qualifying guarantees entered into or modified after December 31, 2002, but does not expect the adoption to have a material impact on the consolidated financial statements. The Company adopted the new disclosure requirements for its fiscal year ended December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, *Stock-Based Compensation – Transition and Disclosure*, which amended SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require revised disclosure in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company adopted the new disclosure requirements for its fiscal year ended December 31, 2002.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to certain market risks that are inherent in the Company's financial instruments that arise in the normal course of business. The Company may enter into derivative financial instrument transactions to manage or reduce market risk. The Company does not enter into derivative financial instrument transactions for speculative purposes. A discussion of the Company's primary market risk exposure in financial instruments is presented below.

Long-Term Debt

The Company is subject to interest rate risk on its long-term fixed interest rate debt. Commercial paper borrowings, other short-term borrowings and variable rate long-term debt do not give rise to significant interest rate risk because these borrowings either have maturities of less than three months or have variable interest rates. All other things being equal, the fair market value of the Company's debt with a fixed interest rate will increase as interest rates fall and will decrease as interest rates rise. This exposure to interest rate risk is managed by borrowing money that has a variable interest rate or using interest rate swaps to change fixed interest rate borrowings to variable interest rate borrowings.

At December 31, 2002, the Company had fixed rate debt aggregating $1,524.6 million and variable rate debt aggregating $23.2 million. The following table sets forth, as of December 31, 2002 and 2001, the Company's principal cash flow requirements for its long-term debt obligations, which bear a fixed rate of interest and are denominated in U.S. Dollars, and the related weighted average effective interest rates by expected maturity dates. Additionally, the table sets forth the notional amounts and weighted average effective interest rates of the Company's interest rate swaps by expected maturity.

(Dollar amounts in millions)	2002	2003	2004	2005	2006	2007	Thereafter	Total
As of December 31, 2002:								
Long-term debt [1]	$ –	$ 100.0	$ 353.4	$ 0.1	$ 0.2	$ –	$ 1,070.6	$ 1,524.6
Weighted average effective interest rates		6.08%	8.11%	4.15%	4.40%		6.92%	7.14%
As of December 31, 2001:								
Long-term debt [1]	$ 0.7	$ 100.1	$ 350.0	$ 0.1	$ –	$ –	$ 1,074.0	$ 1,524.9
Weighted average effective interest rates	10.26%	6.04%	8.12%	8.00%			6.93%	7.14%
Fixed to variable swaps: [2]								
Notional amount			$ 100.0				$ 325.0	
Pay rate			5.74%[3]				5.73%[4]	
Receive rate			7.88%				6.25%	

(1) Fair market value of long-term debt is $1,679.9 million at December 31, 2002 and $1,576.9 million at December 31, 2001.

(2) Fair market value of the interest rate swaps was a $1.3 million asset at December 31, 2001.

(3) Three-month LIBOR plus 2.7625%.

(4) Average six-month LIBOR for the Japanese Yen, the Euro and the Swiss Franc plus 3.16%.

Interest Rate Swap Agreements

The Company had two interest rate swap agreements that had been designated and had qualified as fair value hedging instruments. Due to the Company's outlook for interest rates, the Company terminated the two agreements and received payments totaling $15.8 million upon cancellation in 2002. The deferred gains of $4.8 million and $11.0 million on the agreements are being amortized as a reduction of interest expense over the remaining lives of the underlying debt securities, which mature in June 2004 and January 2009, respectively.

Crude Oil Contracts

During the year ended December 31, 2002, the Company entered into two crude oil contracts to mitigate price risk associated with production from the Company's interest in an oil producing property in West Africa. No gain or loss was recognized on the contracts. These contracts expired on December 31, 2002.

During the year ended December 31, 2001, the Company entered into two crude oil contracts to mitigate price risk associated with production from the West African oil property. Based on the Company's outlook for crude oil prices, the Company elected to terminate these contracts prior to their maturity dates. Accordingly, the contracts were terminated on October 3, 2001, and the Company received a cash payment of $4.4 million. The net gain recognized in earnings in 2001 from all crude oil contracts was $3.1 million and was reported as part of discontinued operations in the consolidated statements of operations.

Foreign Currency and Foreign Currency Forward Contracts

The Company's operations are conducted around the world in a number of different currencies. The majority of the Company's significant foreign subsidiaries have designated the local currency as their functional currency. As such, future earnings are subject to change due to changes in foreign currency exchange rates when transactions are denominated in currencies other than the Company's functional currencies. To minimize the need for foreign currency contracts, the Company's objective is to manage its foreign currency exposure by maintaining a minimal consolidated net asset or net liability position in a currency other than the functional currency.

At December 31, 2002, the Company had entered into a foreign currency hedge with a notional amount of $20.0 million to hedge exposure to fluctuations in the British Pound Sterling. The contract is a cash flow hedge. Based on year-end quoted market prices for contracts with similar terms and maturity dates, no asset or liability was recorded as the forward price was substantially the same as the contract price.

At December 31, 2001, the Company had entered into foreign currency forward contracts with notional amounts of $8.5 million, $1.0 million and $0.7 million to hedge exposure to currency fluctuations in the Canadian Dollar, the Indonesian Rupiah and the Euro, respectively. These contracts were cash flow hedges. Based on year-end quoted market prices for contracts with similar terms and maturity dates, no asset or liability was recorded as the forward prices were substantially the same as the contract prices.

The counterparties to the Company's forward contracts are major financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis. In the unlikely event that the counterparties fail to meet the terms of a foreign currency contract, the Company's exposure is limited to the foreign currency rate differential.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management Report of Financial Responsibilities

The management of Baker Hughes Incorporated is responsible for the preparation and integrity of the accompanying consolidated financial statements and all other information contained in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's informed judgments and estimates.

In fulfilling its responsibilities for the integrity of financial information, management maintains and relies on the Company's system of internal control. This system includes written policies, an organizational structure providing division of responsibilities, the selection and training of qualified personnel and a program of financial and operational reviews by a professional staff of corporate auditors. The system is designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable as a basis for the preparation of the consolidated financial statements. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived there from. Management believes that, as of December 31, 2002, the Company's internal control system provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period and is cost effective.

Management has also established and maintains a system of disclosure controls designed to provide reasonable assurance that information required to be disclosed is accumulated and reported in an accurate and timely manner. A Disclosure Control and Internal Control Committee is in place to oversee this process and management believes that these controls are effective.

Management recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the Company's Business Code of Conduct which is distributed throughout the Company. Management maintains a systematic program to assess compliance with the policies included in the Business Code of Conduct.

The Board of Directors, through its Audit/Ethics Committee composed solely of nonemployee directors, reviews the Company's financial reporting, accounting and ethical practices. In 2002, the Audit/Ethics Committee approved the selection of the Company's independent public accountants, Deloitte and Touche LLP, and their fee arrangements. It meets periodically with the independent public accountants, management and the corporate auditors to review the work of each and the propriety of the discharge of their responsibilities. The independent public accountants and the corporate auditors have full and free access to the Audit/Ethics Committee, without management present, to discuss auditing and financial reporting matters.

Michael E. Wiley
Chairman, President and
Chief Executive Officer

G. Stephen Finley
Senior Vice President –
Finance and Administration,
and Chief Financial Officer

Alan J. Keifer
Vice President and
Controller

INDEPENDENT AUDITORS' REPORT

Stockholders of Baker Hughes Incorporated:

We have audited the accompanying consolidated balance sheets of Baker Hughes Incorporated and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule II, valuation and qualifying accounts. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Baker Hughes Incorporated and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As described in Note 1 to the consolidated financial statements: effective as of January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, which established new accounting and reporting standards for the recording, amortization and impairment of goodwill and other intangibles; and effective as of January 1, 2001, the Company adopted Statement of Financial Accounting Standards Nos. 133, 137 and 138, which established new accounting and reporting standards for derivative instruments and hedging activities.

Deloitte & Touche LLP

Houston, Texas
February 12, 2003

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)	Year Ended December 31, 2002	2001	2000
Revenues	$ 5,020.4	$ 5,139.6	$ 4,942.1
Costs and Expenses:			
Cost of revenues	3,625.7	3,655.9	3,823.4
Selling, general and administrative	840.6	781.7	721.3
Restructuring charges	(1.9)	1.8	7.0
(Gain) loss on disposal of assets	–	(2.4)	67.9
Total	4,464.4	4,437.0	4,619.6
Operating income	556.0	702.6	322.5
Equity in income (loss) of affiliates	(69.7)	45.8	(4.6)
Interest expense	(111.2)	(126.4)	(179.9)
Interest income	5.3	11.9	4.4
Gain on trading securities	–	–	14.1
Income from continuing operations before income taxes	380.4	633.9	156.5
Income taxes	(156.7)	(215.8)	(94.8)
Income from continuing operations	223.7	418.1	61.7
Income (loss) from discontinued operations, net of tax	(12.3)	20.6	40.6
Income before extraordinary loss and cumulative effect of accounting change	211.4	438.7	102.3
Extraordinary loss, net of tax	–	(1.5)	–
Cumulative effect of accounting change, net of tax	(42.5)	0.8	–
Net income	$ 168.9	$ 438.0	$ 102.3
Basic earnings per share:			
Income from continuing operations	$ 0.66	$ 1.25	$ 0.19
Income (loss) from discontinued operations	(0.04)	0.06	0.12
Extraordinary loss	–	–	–
Cumulative effect of accounting change	(0.12)	–	–
Net income	$ 0.50	$ 1.31	$ 0.31
Diluted earnings per share:			
Income from continuing operations	$ 0.66	$ 1.24	$ 0.19
Income (loss) from discontinued operations	(0.04)	0.06	0.12
Extraordinary loss	–	–	–
Cumulative effect of accounting change	(0.12)	–	–
Net income	$ 0.50	$ 1.30	$ 0.31

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In millions, except par value)	December 31, 2002	December 31, 2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 143.9	$ 38.7
Accounts receivable – less allowance for doubtful accounts: December 31, 2002, $67.3; December 31, 2001, $66.5	1,110.6	1,268.8
Inventories	1,032.0	1,031.9
Other current assets	204.7	235.4
Assets of discontinued operations	64.3	231.9
Total current assets	2,555.5	2,806.7
Investment in affiliates	872.0	929.0
Property – less accumulated depreciation: December 31, 2002, $1,909.2; December 31, 2001, $1,739.0	1,354.7	1,297.0
Goodwill	1,226.6	1,248.3
Intangible assets – less accumulated amortization: December 31, 2002, $53.4; December 31, 2001, $43.7	136.8	136.5
Other assets	255.2	258.7
Total assets	$ 6,400.8	$ 6,676.2
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 389.2	$ 537.2
Short-term borrowings and current portion of long-term debt	123.5	12.2
Accrued employee compensation	254.0	311.4
Other accrued liabilities	267.4	272.2
Liabilities of discontinued operations	46.0	85.6
Total current liabilities	1,080.1	1,218.6
Long-term debt	1,424.3	1,682.4
Deferred income taxes	166.7	204.4
Other long-term liabilities	332.5	243.0
Commitments and contingencies		
Stockholders' equity:		
Common stock, one dollar par value (shares authorized – 750.0; outstanding – 335.8 at December 31, 2002 and 336.0 at December 31, 2001)	335.8	336.0
Capital in excess of par value	3,111.6	3,119.3
Retained earnings	196.3	182.3
Accumulated other comprehensive loss	(246.5)	(309.8)
Total stockholders' equity	3,397.2	3,327.8
Total liabilities and stockholders' equity	$ 6,400.8	$ 6,676.2

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions, except per share amounts)	Common Stock	Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss): Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income (Loss): Pension Liability Adjustment	Total
Balance, December 31, 1999	$ 329.8	$ 2,981.1	$ (51.5)	$ (185.6)	$ (2.7)	$ 3,071.1
Comprehensive income:						
Net income			102.3			
Other comprehensive loss (net of tax of $0.7 and $2.0, respectively)				(59.5)	(3.6)	
Total comprehensive income						39.2
Cash dividends ($0.46 per share)			(152.1)			(152.1)
Stock issued pursuant to employee stock plans	3.9	84.6				88.5
Balance, December 31, 2000	333.7	3,065.7	(101.3)	(245.1)	(6.3)	3,046.7
Comprehensive income:						
Net income			438.0			
Other comprehensive loss (net of tax of $(0.2) and $3.2, respectively)				(52.5)	(5.9)	
Total comprehensive income						379.6
Cash dividends ($0.46 per share)			(154.4)			(154.4)
Stock issued pursuant to employee stock plans	2.3	53.6				55.9
Balance, December 31, 2001	336.0	3,119.3	182.3	(297.6)	(12.2)	3,327.8
Comprehensive income:						
Net income			168.9			
Reclassifications included in net income due to sale of business				20.0		
Other comprehensive income (net of tax of $(0.2) and $15.7, respectively)				74.5	(31.2)	
Total comprehensive income						232.2
Cash dividends ($0.46 per share)			(154.9)			(154.9)
Stock issued pursuant to employee stock plans	1.6	39.6				41.2
Repurchase of common stock	(1.8)	(47.3)				(49.1)
Balance, December 31, 2002	$ 335.8	$ 3,111.6	$ 196.3	$ (203.1)	$ (43.4)	$ 3,397.2

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
(In millions)	2002	2001	2000
Cash flows from operating activities:			
Income from continuing operations	$ 223.7	$ 418.1	$ 61.7
Adjustments to reconcile income from continuing operations to net cash flows from operating activities:			
Depreciation, depletion and amortization	301.6	322.1	582.8
Provision (benefit) for deferred income taxes	(0.7)	77.8	47.8
Noncash portion of restructuring charge	–	–	22.2
Gain on trading securities	–	–	(14.1)
(Gain) loss on disposal of assets	(45.6)	(34.6)	27.9
Equity in (income) loss of affiliates	69.7	(45.8)	4.6
Change in operating accounts	41.7	(122.2)	(218.2)
Net cash flows from continuing operations	590.4	615.4	514.7
Net cash flows from discontinued operations	86.1	108.9	42.5
Net cash flows from operating activities	676.5	724.3	557.2
Cash flows from investing activities:			
Expenditures for capital assets and multiclient seismic data	(316.7)	(303.5)	(597.9)
Acquisition of businesses, net of cash acquired	(39.7)	–	–
Investment in affiliate	(16.5)	–	–
Proceeds from sale of business	44.0	–	–
Proceeds from disposal of assets	77.7	77.7	213.0
Proceeds from sale of trading securities	–	–	72.7
Net cash flows from continuing operations	(251.2)	(225.8)	(312.2)
Net cash flows from discontinued operations	(0.7)	(15.5)	(1.3)
Net cash flows from investing activities	(251.9)	(241.3)	(313.5)
Cash flows from financing activities:			
Net repayments of commercial paper and other short-term debt	(163.7)	(67.9)	(753.1)
Repayment of indebtedness	–	(301.8)	–
Proceeds from termination of interest rate swap agreements	15.8	–	–
Proceeds from sale of interest in affiliate	–	9.0	493.4
Proceeds from sale/leaseback	–	–	117.7
Proceeds from issuance of common stock	38.3	50.1	70.9
Repurchase of common stock	(49.1)	–	–
Dividends	(154.9)	(154.4)	(152.1)
Net cash flows from continuing operations	(313.6)	(465.0)	(223.2)
Net cash flows from discontinued operations	–	–	–
Net cash flows from financing activities	(313.6)	(465.0)	(223.2)
Effect of foreign exchange rate changes on cash	(5.8)	(3.7)	(7.8)
Increase in cash and cash equivalent	105.2	14.3	12.7
Cash and cash equivalents, beginning of year	38.7	24.4	11.7
Cash and cash equivalents, end of year	$ 143.9	$ 38.7	$ 24.4

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Baker Hughes Incorporated ("Baker Hughes") is engaged primarily in the oilfield services industry. Baker Hughes is a major supplier of wellbore related products, technology services and systems to the oil and gas industry on a worldwide basis and provides products and services for drilling, formation evaluation, completion and production of oil and gas wells. Baker Hughes also participates in the continuous process industry where it manufactures and markets a broad range of continuous and batch centrifuges and specialty filters.

Basis of Presentation

The consolidated financial statements include the accounts of Baker Hughes and all majority owned subsidiaries (the "Company"). Investments in which the Company owns 20% to 50% and exercises significant influence over operating and financial policies are accounted for using the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. In the Notes to Consolidated Financial Statements, all dollar and share amounts in tabulations are in millions of dollars and shares, respectively, unless otherwise indicated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. While management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates are used for, but are not limited to, determining the following: allowance for doubtful accounts and inventory valuation reserves, recoverability of long-lived assets, useful lives used in depreciation and amortization, income taxes and related valuation allowances, and insurance, environmental, legal and restructuring accruals.

Revenue Recognition

The Company's products and services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other significant post delivery obligations. Revenue is recognized for products upon delivery and when title passes or when services and tool rentals are rendered and only when collectibility is reasonably assured. Certain revenues from the Company's Process segment are reported on the percentage of completion method of accounting using measurements of progress towards completion appropriate for the products and services being provided. Provisions for estimated warranty returns or similar types of items are made at the time the related revenue is recognized.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is primarily determined on the average cost method and includes the cost of materials, labor and manufacturing overhead.

Property and Depreciation

Property is stated at cost less accumulated depreciation, which is generally provided by using the straight-line method over the estimated useful lives of the individual assets. The Company manufactures a substantial portion of its rental tools and equipment, and the cost of these items, which includes direct and indirect manufacturing costs, are capitalized and carried in inventory until the tool is completed and transferred into the rental tool fleet. Significant improvements and betterments are capitalized if they extend the useful life of the asset.

In 2001, the Company substantially completed its development and implementation of SAP R/3 as an enterprise-wide software system. External direct costs of consulting services and payroll-related cost of employees who worked full-time on the implementation of the system were capitalized and classified in machinery and equipment. Costs associated with business process reengineering were expensed as incurred. Amortization of a pro-rata amount of the capitalized costs began as the system was implemented at each of the Company's operations.

The Company currently has an interest in an oil producing property in West Africa that is classified as a discontinued operation. The Company uses the full-cost method of accounting for this property. Under this method, the Company capitalizes all acquisition, exploration and development costs incurred for the purpose of finding oil and gas reserves. In accordance with full cost accounting rules, the Company performs a ceiling test on the carrying value of its oil and gas properties. During 2001, the Company recorded a charge of $2.2 million related to the ceiling test. During 2002 and 2000, there were no ceiling test charges recorded. Depreciation, depletion and amortization of oil and gas properties are computed using the unit-of-production method based upon production and estimates of proved reserves and totaled $16.6 million, $16.5 million and $25.7 million in 2002, 2001 and 2000, respectively. No costs were excluded from the full cost amortization pool. At December 31, 2002 and 2001, the Company's only cost center related to these properties in West Africa.

Goodwill, Intangible Assets and Amortization

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. Goodwill, including goodwill associated with equity method investments, and intangible assets with indefinite lives are not amortized, but tested for impairment annually or more frequently if circumstances indicate that impairment may exist. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset's estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are consumed.

In 2001 and 2000, goodwill was amortized using the straight-line method over the lesser of its expected useful life or 40 years.

Impairment of Long-Lived Assets

Long-lived assets, which includes property, intangible assets and certain other assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense. The impairment loss is determined by comparing the fair value, as determined by a discounted cash flow analysis, with the carrying value of the related assets.

On January 1, 2002, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and replaces SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*. SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and modifies the accounting and reporting of discontinued operations. The adoption of SFAS No. 144 resulted in the Company reflecting EIMCO Process Equipment ("EIMCO") and the Company's oil producing operations in West Africa as discontinued operations for each of the years presented.

Income Taxes

The Company uses the liability method for reporting income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. Deferred tax assets are also provided for certain tax credit carryforwards. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company intends to indefinitely reinvest earnings of certain non-U.S. subsidiaries in operations outside the United States; accordingly, the Company does not provide U.S. income taxes for such earnings.

The Company operates in more than 70 countries under many legal forms. As a result, the Company is subject to many domestic and foreign tax jurisdictions and to many tax agreements and treaties among the various taxing authorities. The Company's operations in these different jurisdictions are taxed on various bases: income before taxes, deemed profits (which is generally determined using a percentage of revenues rather than profits) and withholding taxes based on revenue. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or the Company's level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of income taxes that the Company provides during any given year.

The Company's and its subsidiaries' tax filings for various periods are subjected to audit by tax authorities in most jurisdictions where they conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or potentially through the courts. The Company believes that these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. In these situations, the Company provides only for the amounts the Company believes will ultimately result from these proceedings.

Product Warranties

The Company sells certain of its products to customers with a product warranty that provides that customers can return a defective product during a specified warranty period following the purchase in exchange for a replacement product, repair at no cost to the customer or the issuance of a credit to the customer. The Company accrues its estimated exposure to warranty claims based upon both current and historical product sales data and warranty costs incurred.

Environmental Matters

Remediation costs are accrued based on estimates of known environmental remediation exposure using currently available facts, existing environmental permits and technology and presently enacted laws and regulations. For sites where the Company is primarily responsible for the remediation, the Company's estimates of costs are developed based on internal evaluations and are not discounted. Such accruals are recorded when it is probable that the Company will be obligated to pay amounts for environmental site evaluation, remediation or related costs, and such amounts can be reasonably estimated. If the obligation can only be estimated within a range, the Company accrues the minimum amount in the range. Such accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred. Where the Company has been identified as a potentially responsible party in a United States federal or state "Superfund" site, the Company accrues its share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste contributed to the site by the Company to the total volume of waste at the site.

Foreign Currency Translation

The majority of the Company's significant foreign subsidiaries have designated the local currency as their functional currency and, as such, gains and losses resulting from balance sheet translation of foreign operations are included as a separate component of accumulated other comprehensive loss within stockholders' equity. For those foreign subsidiaries that have designated the U.S. Dollar as the functional currency, gains and losses resulting from balance sheet translation of foreign operations are included in the consolidated statements of operations as incurred.

Derivative Financial Instruments

The Company monitors its exposure to various business risks including commodity price, foreign exchange rate and interest rate risks and occasionally uses derivative financial instruments to manage the impact of certain of these risks. The Company's policies do not permit the use of derivative financial instruments for speculative purposes. The Company uses forward exchange contracts and currency swaps to hedge certain firm commitments and transactions denominated in foreign currencies. The Company uses interest rate swaps to manage interest rate risk. The Company also used crude oil swaps and collars to hedge price risk associated with the Company's crude oil production in West Africa.

On January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS Nos. 137 and 138 (collectively referred to as SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities that require an entity to recognize all derivatives as an asset or liability measured at fair value. Depending on the intended use of the derivative and its effectiveness, changes in its fair value will be reported in the period of change as either a component of earnings or a component of accumulated other comprehensive loss. The adoption of SFAS No. 133 on January 1, 2001 resulted in a gain of $0.8 million, net of tax, recorded as the cumulative effect of an accounting change in the consolidated statement of operations and a gain of $1.2 million, net of tax, recorded in accumulated other comprehensive loss. During 2001, all of the $1.2 million gain was reclassified into earnings upon maturity of the contracts.

At the inception of any new derivative, the Company designates the derivative as a cash flow hedge or fair value hedge. The Company documents all relationships between hedging instruments and the hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged item at both the inception of the hedge and on an ongoing basis.

Stock-Based Compensation

The Company has elected to account for its stock-based compensation using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. Under this method, no compensation expense is recognized when the number of shares granted is known and the exercise price of the stock option is equal to or greater than the market price of the Company's common stock on the grant date. The Company has no stock-based compensation associated with stock options reflected in its consolidated statements of operations.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*. This statement amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require revised disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company has adopted the new disclosure requirements for its fiscal year ended December 31, 2002 as reflected below.

Under SFAS No. 123, the fair value of stock-based awards is calculated through the use of option pricing models. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions:

	Assumptions			
	Dividend Yield	Expected Volatility	Risk-Free Interest Rate	Expected Life (In Years)
2002	1.4%	45.0%	3.5%	3.8
2001	1.1%	53.0%	3.4%	3.1
2000	1.7%	59.6%	5.0%	3.2

The weighted average fair values of options granted in 2002, 2001 and 2000 were $10.24, $15.04 and $11.15 per share, respectively.

If the Company had recognized compensation expense as if the fair value based method had been applied to all awards as provided for under SFAS No. 123, the Company's pro forma net income, earnings per share ("EPS") and stock-based compensation cost would have been as follows:

	2002	2001	2000
As reported net income	$ 168.9	$ 438.0	$ 102.3
Add: Stock-based compensation included in reported net income, net of tax	2.1	1.5	0.8
Deduct: Stock-based compensation determined under the fair value method, net of tax	(23.3)	(21.2)	(19.0)
Pro forma net income	$ 147.7	$ 418.3	$ 84.1
Basic EPS			
As reported	$ 0.50	$ 1.31	$ 0.31
Pro forma	0.44	1.25	0.25
Diluted EPS			
As reported	$ 0.50	$ 1.30	$ 0.31
Pro forma	0.44	1.24	0.25

These pro forma calculations may not be indicative of future amounts since the pro forma disclosure does not apply to options granted prior to 1996 and additional awards in future years are anticipated.

Accounting Standards to be Adopted in 2003

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability associated with an asset retirement be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the life of the asset. The Company will adopt SFAS No. 143 for its fiscal year beginning January 1, 2003. The Company has not fully completed its analysis of the impact of the adoption of SFAS No. 143 but does not expect the adoption to have a significant impact on the Company's financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. The provisions of SFAS No. 146 will apply to any exit or disposal activities initiated by the Company after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 elaborates on required disclosures by a guarantor in its financial statements about obligations under certain guarantees that it has issued and requires a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company is reviewing the provisions of FIN 45 relating to initial recognition and measurement of guarantor liabilities, which are effective for qualifying guarantees entered into or modified after December 31, 2002, but does not expect the adoption to have a material impact on the consolidated financial statements. The Company adopted the new disclosure requirements for its fiscal year ended December 31, 2002.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform with the current year presentation.

Note 2. Discontinued Operations

In November 2002, the Company sold EIMCO, a division of the Process segment, and received total proceeds of $48.9 million, of which $4.9 million is held in escrow pending completion of final adjustments of the purchase price. In December 2002, the Company entered into exclusive negotiations for the sale of the Company's interest in its oil producing operations in West Africa and received $10.0 million as a deposit. The sale is subject to the execution of a definitive sale agreement and is expected to close in the first quarter of 2003. In accordance with generally accepted accounting principles, the Company has reclassified the consolidated financial statements for all prior periods to present these operations as discontinued.

Summarized financial information from discontinued operations is as follows for the years ended December 31:

	2002	2001	2000
Revenues:			
EIMCO	$ 138.0	$ 181.1	$ 165.4
Oil producing operations	49.1	61.5	126.3
Total	$ 187.1	$ 242.6	$ 291.7
Income (loss) before income taxes:			
EIMCO	$ (1.5)	$ –	$ 8.7
Oil producing operations	19.7	27.8	70.8
Total	18.2	27.8	79.5
Income taxes:			
EIMCO	0.5	–	(3.0)
Oil producing operations	(8.7)	(7.2)	(35.9)
Total	(8.2)	(7.2)	(38.9)
Income (loss) before loss on disposal:			
EIMCO	(1.0)	–	5.7
Oil producing operations	11.0	20.6	34.9
Total	10.0	20.6	40.6
Loss on disposal of EIMCO:			
Loss on write-down to fair value, net of tax of $1.2	(2.3)	–	–
Recognition of cumulative foreign currency translation adjustments in earnings	(20.0)	–	–
Income (loss) from discontinued operations	$ (12.3)	$ 20.6	$ 40.6

Assets and liabilities of discontinued operations are as follows for the years ended December 31:

	2002	2001
Cash and cash equivalents	$ 3.2	$ 6.7
Accounts receivable – net	9.0	96.5
Inventories	2.1	17.9
Other current assets	1.2	1.4
Property – net	48.8	74.3
Goodwill	–	12.0
Intangible assets – net	–	17.5
Other assets	–	5.6
Assets of discontinued operations	$ 64.3	$ 231.9
Accounts payable	$ 2.7	$ 35.9
Accrued employee compensation	2.9	7.3
Other accrued liabilities	17.1	36.2
Deferred income taxes	20.3	5.8
Other long-term liabilities	3.0	0.4
Liabilities of discontinued operations	$ 46.0	$ 85.6

Note 3. Acquisitions

In 2002, the Company made three small acquisitions within its Oilfield segment having an aggregate cash purchase price of $39.7 million, net of cash acquired. As a result of these acquisitions, the Company recorded approximately $28.4 million of goodwill. The purchase prices are allocated based on fair values of the acquisitions and may be subject to change based on the final determination of the purchase price allocations. Pro forma results of operations have not been presented because the effects of these acquisitions were not material to the Company's consolidated financial statements on either an individual or aggregate basis.

Note 4. Restructuring Charges and Other Items

Restructuring charges are comprised of the following for the years ended December 31:

	2002	2001	2000
German operations of BIRD Machine	$ (1.9)	$ 6.0	$ –
Oil and gas exploration business	–	(4.2)	29.5
WesternGeco formation	–	–	6.0
Seismic operations and other	–	–	(28.5)
Restructuring charges	$ (1.9)	$ 1.8	$ 7.0

German Operations of BIRD Machine

In 2001, the Company initiated a restructuring of its German operations of BIRD Machine, a division of the Process segment. The restructuring consisted of downsizing its German operations from a full manufacturing facility to an assembly and repair facility. As a result, the Company recorded a charge of $6.0 million relating to severance for approximately 100 employees. The employee groups that were terminated were comprised of engineering, field service and support personnel. The amount accrued for severance was based upon the positions eliminated and the Company's specific or statutory severance plans in place for these operations and did not include any portion of the employees' salary through their severance dates. The Company terminated 67 employees and paid $4.1 million of accrued severance. The remaining accrual of $1.9 million was reversed during the second quarter of 2002 due to unanticipated voluntary terminations and more favorable separation payments than had been originally estimated.

Oil and Gas Exploration Business

In October 2000, the Company's Board of Directors approved the Company's plan to substantially exit the oil and gas exploration business. The Company's oil and gas exploration business then included various small producing working interests and undeveloped properties around the world. It also included a working interest in West Africa that accounted for substantially all of the Company's revenue from oil and gas operations, which interest is now reflected as a discontinued operation. The Company had determined that future capital requirements were more than the Company was willing to commit and that this business was not consistent with its long-term plans. As a result, the Company recorded restructuring charges of $29.5 million, consisting of $5.5 million of severance, $7.8 million for costs to settle contractual obligations and a $16.2 million loss for the write-off of the Company's undeveloped exploration properties in certain foreign jurisdictions.

The severance charges were for approximately 50 employees, of which 24 employees have been terminated as of December 31, 2002. The employee groups being terminated are executive, engineering, field service and support personnel. The amount accrued for severance was based upon the positions eliminated and the Company's specific or statutory plans in place for these operations and did not include any portion of the employees' salary through their severance dates. The Company has paid $2.6 million of this accrued severance through 2002. Based on current estimates, the Company expects that the remainder of the accrued severance will be paid during 2003 or as the employees leave the Company.

Included in the costs to settle contractual obligations was $4.5 million for the minimum amount of the Company's share of project costs relating to the Company's interest in an oil and gas property in Colombia. After unsuccessful attempts to negotiate a settlement with its joint venture partner, the Company decided to abandon further involvement in this project. Subsequently, in 2001, a third party approached the Company and agreed to assume the remaining obligations in exchange for the Company's interest in the project. Accordingly, the Company reversed $4.2 million related to this obligation. The Company has paid $2.5 million of accrued contractual obligations through 2002. The remaining contractual obligations will be paid as the Company settles with the various counterparties.

WesternGeco Formation

In 2000, the Company recorded an expense of $6.0 million in connection with the formation of WesternGeco. This consisted of compensation cost of $3.0 million for stock options retained by certain employees who became employees of WesternGeco and $3.0 million for vacation costs accrued as part of its agreement with the Company's venture partner. The compensation cost of the options was measured using the intrinsic value method.

Seismic Operations and Other

In 1999, as a result of the decline in oil prices, the seismic industry experienced low activity levels in the marine and land acquisition markets; however, a build-up in marine acquisition capacity continued. Several of the Company's competitors in the seismic industry also upgraded their existing fleets, resulting in significant excess operational capacity in the seismic market. The Company determined that market activity levels for the seismic industry would be depressed for an extended period of time. The Company recognized the need to address the over capacity problem in this industry and developed a plan to downsize its seismic operations. Accordingly, the Company recorded a restructuring charge during the fourth quarter of 1999 totaling $115.0 million. During the ensuing six months, the seismic industry continued to deteriorate, resulting in further consolidations in the industry. In May 2000, the Company announced the formation of WesternGeco. As a result of this venture formation, the original restructuring plan was modified, which resulted in a $17.6 million reversal of the original charge. Such reversal included $7.5 million from the retention by the venture of approximately 400 employees that had been identified for termination and lower than expected moving and derigging costs of certain marine vessels. The reversal also included $9.0 million related to the Company's successful negotiation of more favorable terms related to the final termination of 10 marine vessel leases during May and June 2000.

The reversals in 2000 also included $10.9 million, which primarily related to a $4.0 million recovery from a receivable originally written off as a restructuring charge in 1998 and $4.2 million from favorable settlements related to litigation originally accrued for as restructuring charges in 1998 and 1997.

(Gain) Loss on Disposal of Assets

During 2001, the Company recognized a gain of $3.4 million on the disposition of its interest in a joint venture within the Oilfield segment and received net proceeds of $6.0 million from this transaction. The Company also recognized a loss of $1.0 million on the sale of a product line within the Oilfield segment.

During 2000, in conjunction with the Company's plan to substantially exit the oil and gas exploration business, the Company sold its interests in its China, Gulf of Mexico and Gabon oil and gas properties and recorded a loss of $75.5 million on the sale of these properties. Net proceeds from these sales were $53.4 million and were used to repay outstanding indebtedness. In addition, the Company recognized gains of $7.6 million on the sale of various product lines within the Oilfield segment.

Note 5. Income Taxes

The provision for income taxes is comprised of the following for the years ended December 31:

	2002	2001	2000
Current:			
United States	$ 16.0	$ 1.9	$ 2.1
Foreign	141.4	136.1	44.9
Total current	157.4	138.0	47.0
Deferred:			
United States	8.9	77.5	17.4
Foreign	(9.6)	0.3	30.4
Total deferred	(0.7)	77.8	47.8
Provision for income taxes	$ 156.7	$ 215.8	$ 94.8

The geographic sources of income from continuing operations before income taxes are as follows for the years ended December 31:

	2002	2001	2000
United States	$ 49.2	$ 216.5	$ (15.2)
Foreign	331.2	417.4	171.7
Total	$ 380.4	$ 633.9	$ 156.5

Tax benefits of $1.4 million, $5.5 million and $5.8 million associated with the exercise of employee stock options were allocated to equity and recorded in capital in excess of par value in the years ended December 31, 2002, 2001 and 2000, respectively.

The provision for income taxes differs from the amount computed by applying the U.S. statutory income tax rate to income from continuing operations before income taxes for the reasons set forth below for the years ended December 31:

	2002	2001	2000
Statutory income tax at 35%	$ 133.1	$ 221.9	$ 54.8
Formation-related taxes for WesternGeco	–	–	45.0
Effect of WesternGeco operations	40.2	14.8	2.2
Effect of foreign operations	(14.4)	–	(24.8)
Net tax (benefit) charge related to foreign losses	10.0	(7.4)	11.7
Nondeductible goodwill amortization	–	8.5	6.7
State income taxes – net of U.S. tax benefit	2.7	2.7	1.3
IRS audit agreement and refund claims	(14.4)	(23.5)	–
Other – net	(0.5)	(1.2)	(2.1)
Provision for income taxes	$ 156.7	$ 215.8	$ 94.8

During 2002, the Company recognized an incremental effect of $40.2 million of additional taxes attributable to its portion of the operations of WesternGeco. Of this amount, $28.2 million related to the Company's portion of the restructuring charge for which there was no tax benefit. The remaining $12.0 million arose from operations of the venture due to: (i) the venture being taxed in certain foreign jurisdictions based on a deemed profit basis, which is a percentage of revenues rather than profits, and (ii) unbenefitted foreign losses of the venture which are operating losses in certain foreign jurisdictions where there was no current tax benefit and where a deferred tax asset was not recorded due to the uncertainty of realization. In 2001 and 2000, the amount of additional taxes resulting from operations of the venture was $14.8 million and $2.2 million, respectively.

Also during 2002, the Company recognized a current year benefit of $14.4 million as the result of the settlement of an Internal Revenue Service ("IRS") examination related to the Company's September 30, 1996 through September 30, 1998 tax years. In 2001, a benefit of $23.5 million was recognized as a result of the settlement of the IRS examination of certain 1994 through 1997 pre-acquisition tax returns and related refund claims of Western Atlas Inc.

The Company has received tax assessments from various taxing authorities and is currently at varying stages of appeals and/or litigation regarding these matters. The Company believes it has substantial defenses to the questions being raised and will pursue all legal remedies should an unfavorable outcome result. The Company has provided for the amounts it believes will ultimately result from these proceedings.

During 2000, as a result of the repatriation of the proceeds from the formation of the WesternGeco venture, the Company incurred $3.4 million of foreign withholdings and other taxes and provided $6.0 million of additional U.S. taxes. In addition, the formation of the venture reduced the expected amount of foreign source income available in the future to utilize the Company's foreign tax credit carryover; accordingly, the Company provided $35.6 million for additional U.S. taxes with respect to future repatriation of earnings necessary to utilize the foreign tax credit carryover. Such amounts, aggregating $45.0 million, are presented in the above income tax rate reconciliation table under the caption "Formation-related taxes for WesternGeco."

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards. The tax effects of the Company's temporary differences and carryforwards are as follows at December 31:

	2002	2001
Deferred tax assets:		
Receivables	$ 9.4	$ 15.8
Inventory	106.9	100.7
Employee benefits	27.5	20.3
Other accrued expenses	43.0	47.0
Operating loss carryforwards	69.4	59.3
Tax credit carryforwards	95.8	186.9
Other	59.1	61.7
Subtotal	411.1	491.7
Valuation allowances	(45.9)	(45.4)
Total	365.2	446.3
Deferred tax liabilities:		
Property	151.6	141.0
Other assets	78.3	97.5
Goodwill	85.7	108.7
Undistributed earnings of foreign subsidiaries	24.0	74.9
Other	57.1	30.4
Total	396.7	452.5
Net deferred tax liability	$ 31.5	$ 6.2

A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. The Company has provided a valuation allowance for operating loss carryforwards in certain non-U.S. jurisdictions where its operations have decreased, currently ceased or the Company has withdrawn entirely.

Provision has been made for U.S. and additional foreign taxes for the anticipated repatriation of certain earnings of foreign subsidiaries of the Company. The Company considers the undistributed earnings of its foreign subsidiaries above the amount already provided to be indefinitely reinvested. These additional foreign earnings could become subject to additional tax if remitted, or deemed remitted, as a dividend; however, the additional amount of taxes payable is not practicable to estimate.

At December 31, 2002, the Company had approximately $8.7 million of foreign tax credits and $61.5 million of general business credits available to offset future payments of federal income taxes, expiring in varying amounts between 2005 and 2023. The Company's $25.6 million alternative minimum tax credits may be carried forward indefinitely under current U.S. law. The operating loss carryforwards without a valuation allowance will expire in varying amounts over the next twenty years.

Note 6. Earnings Per Share

A reconciliation of the number of shares used for the basic and diluted EPS computations is as follows for the years ended December 31:

	2002	2001	2000
Weighted average common shares outstanding for basic EPS	336.8	335.6	330.9
Effect of dilutive securities – stock plans	1.1	1.8	2.0
Adjusted weighted average common shares outstanding for diluted EPS	337.9	337.4	332.9
Future potentially anti-dilutive shares excluded from diluted EPS:			
Options with option price greater than market price	5.0	4.6	3.6
Liquid Yield Options Notes ("LYONS") convertible into common stock	–	–	7.2

Note 7. Inventories

Inventories are comprised of the following at December 31:

	2002	2001
Finished goods	$ 842.7	$ 847.0
Work in process	96.7	89.0
Raw materials	92.6	95.9
Total	$ 1,032.0	$ 1,031.9

Note 8. Investments in Affiliates

The Company has investments in affiliates that are accounted for using the equity method of accounting. The most significant of these affiliates is WesternGeco, a seismic venture formed on November 30, 2000 between the Company and Schlumberger Limited ("Schlumberger"). The Company and Schlumberger own 30% and 70% of the venture, respectively. The Company contributed certain assets of its Western Geophysical division with a net book value of $1.1 billion, consisting primarily of multiclient seismic data and property and $15.0 million in working capital to WesternGeco. The Company did not recognize any gain or loss resulting from the initial formation of the venture due to the Company's material continued involvement in the operations of WesternGeco. The Company incurred fees and expenses of approximately $16.6 million in connection with the transaction. Of this total, $10.6 million of direct costs were capitalized to the Company's investment and $6.0 million were recorded as a restructuring charge in the Company's consolidated statement of operations for the year ended December 31, 2000. In conjunction with the transaction, the Company received $493.4 million in cash from Schlumberger in exchange for the transfer of a portion of the Company's ownership in WesternGeco.

Additionally, as soon as practicable after November 30, 2004, the Company or Schlumberger will make a cash true-up payment to the other party based on a formula comparing the ratio of the net present value of sales revenue from each party's contributed multiclient seismic data libraries during the four-year period ending November 30, 2004 and the ratio of the net book value of those libraries as of November 30, 2000. The maximum payment that either party will be required to make as a result of this adjustment is $100.0 million. In the event that future sales from the contributed libraries continue in the same relative percentages incurred through December 31, 2002, any payment made by either party is not expected to be significant. Any payment to be received or paid by the Company will be recorded as an adjustment to the carrying value of its investment in WesternGeco.

In conjunction with the formation of WesternGeco, the Company transferred to the venture a lease on a seismic vessel. The Company is the sole guarantor of this lease obligation; however, Schlumberger has indemnified the Company for 70% of the total lease obligation. At December 31, 2002, the remaining commitment under this lease is $92.7 million. In November 2000, the Company also entered into an agreement with WesternGeco whereby WesternGeco subleased a facility from the Company for a period of ten years at then current market rates. During 2002 and 2001, the Company recorded $5.2 million and $5.9 million, respectively, of rental income from WesternGeco.

Included in the caption "Equity in income (loss) of affiliates" in the Company's consolidated statement of operations for 2002 was $90.2 million for the Company's share of a $300.7 million restructuring charge taken by WesternGeco. The charges related to the impairment of WesternGeco's multiclient library, as well as reducing the WesternGeco workforce, closing the land-based seismic operations in the U.S. lower 48 states and Canada, and reducing the marine seismic fleet. Included in the caption "Equity in income (loss) of affiliates" for 2001 and 2000 are $10.3 million for asset impairment charges and $9.5 million for restructuring and integration charges, respectively, both associated with WesternGeco.

On October 30, 2001, the Company and Sequel Holdings, Inc. ("Sequel") created an entity to operate under the name of Petreco International ("Petreco"). The Company contributed $16.6 million of net assets of the refining and production product line of its Process segment to Petreco consisting primarily of intangible assets, accounts receivable and inventories. In conjunction with the transaction, the Company received $9.0 million in cash and two promissory notes totaling $10.0 million, which were subsequently exchanged for preferred stock of Petreco during 2002. Profits are shared by the Company and Sequel in 49% and 51% interests, respectively. Sequel is entitled to a liquidation preference upon the liquidation or sale of Petreco. The Company accounts for its ownership in Petreco using the equity method of accounting and did not recognize any gain or loss from the initial formation of the entity due to the Company's material continued involvement in the operations of Petreco.

During 2002, the Company invested $16.5 million for a 40% interest in Luna Energy, L.L.C. ("Luna Energy"), a venture formed to develop, manufacture, commercialize, sell, market and distribute down hole fiber optic and other sensors for oil and gas exploration, production, transportation and refining applications.

Summarized unaudited combined financial information for all equity method affiliates is as follows as of December 31:

	2002	2001
Combined operating results:		
Revenues	$ 1,550.6	$ 1,752.9
Operating income (loss)	(228.9)	226.1
Net income (loss)	(320.2)	118.2
Combined financial position:		
Current assets	$ 589.2	$ 1,016.9
Noncurrent assets	1,968.3	2,072.0
Total assets	$ 2,557.5	$ 3,088.9
Current liabilities	$ 765.5	$ 961.2
Noncurrent liabilities	125.8	130.2
Stockholders' equity	1,666.2	1,997.5
Total liabilities and stockholders' equity	$ 2,557.5	$ 3,088.9

At December 31, 2002 and 2001, net accounts receivable from unconsolidated affiliates totaled $16.1 million and $33.5 million, respectively. As of December 31, 2002 and 2001, the excess of the Company's investment over the Company's equity in affiliates is $310.2 million and $294.4 million, respectively. In conjunction with the adoption of SFAS No. 142, the Company discontinued the amortization of goodwill associated with equity method investments effective January 1, 2002. Amortization expense for the years ended December 31, 2001 and 2000 of $7.9 million and $1.9 million, respectively, is included in the Company's equity in income (loss) of affiliates.

Note 9. Property

Property is comprised of the following at December 31:

	Depreciation Period	2002	2001
Land		$ 39.6	$ 38.6
Buildings and improvements	5–40 years	565.2	524.5
Machinery and equipment	2–15 years	1,719.9	1,624.4
Rental tools and equipment	1–10 years	939.2	848.5
Total property		3,263.9	3,036.0
Accumulated depreciation		(1,909.2)	(1,739.0)
Property – net		$ 1,354.7	$ 1,297.0

Note 10. Goodwill and Intangible Assets

The adoption of SFAS No. 142 required the Company to perform a transitional impairment test of goodwill in each of its reporting units as of January 1, 2002. The Company's reporting units were based on its organizational and reporting structure. Corporate and other assets and liabilities were allocated to the reporting units to the extent that they related to the operations of those reporting units. Valuations of the reporting units were performed by an independent third party.

The goodwill in both the EIMCO and BIRD Machine operating divisions of the Company's Process segment was determined to be impaired using a combination of a market value and discounted cash flows approach to estimate fair value. Accordingly, the Company recognized transitional impairment losses of $42.5 million, net of income taxes of $20.4 million. The transitional impairment losses were recorded in the first quarter of 2002 as the cumulative effect of accounting change in the consolidated statement of operations. The Company has elected to perform its annual impairment test as of October 1. There were no impairments in 2002 related to this annual impairment test.

Goodwill of $12.1 million associated with EIMCO is included in assets of discontinued operations at December 31, 2001.

The changes in the carrying amount of goodwill (net of accumulated amortization) for the year ended December 31, 2002 are as follows:

	Oilfield	Process	Total
Balance as of December 31, 2001	$ 1,197.5	$ 50.8	$ 1,248.3
Transitional impairment loss – BIRD Machine	–	(50.8)	(50.8)
Goodwill acquired during the period	28.4	–	28.4
Translation adjustments and other	0.7	–	0.7
Balance as of December 31, 2002	$ 1,226.6	$ –	$ 1,226.6

Intangible assets, which continue to be amortized, are comprised of the following for the years ended December 31:

	2002			2001		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Technology-based	$ 169.4	$ (38.6)	$ 130.8	$ 164.1	$ (30.3)	$ 133.8
Marketing-related	5.7	(4.8)	0.9	5.8	(4.6)	1.2
Contract-based	10.3	(7.2)	3.1	7.2	(6.4)	0.8
Customer-based	0.6	(0.1)	0.5	–	–	–
Other	4.2	(2.7)	1.5	3.1	(2.4)	0.7
Total	$ 190.2	$ (53.4)	$ 136.8	$ 180.2	$ (43.7)	$ 136.5

The adoption of SFAS No. 142 also required the Company to re-evaluate the remaining useful lives of its intangible assets to determine whether the remaining useful lives were appropriate. The Company also re-evaluated the amortization methods of its intangible assets to determine whether the amortization reflects the pattern in which the economic benefits of the intangible assets are consumed. In performing these evaluations, the Company reduced the remaining life of one of its marketing-related intangibles and changed the method of amortization of one of its technology-based intangibles.

Amortization expense for the years ended December 31, 2002, 2001 and 2000 was $10.0 million, $54.3 million and $62.3 million, respectively. Estimated amortization expense for each of the subsequent five fiscal years is expected to be within the range of $8.0 million to $13.1 million.

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill and goodwill associated with equity method investments effective January 1, 2002. The pro forma results of operations of the Company, giving effect to SFAS No. 142 as if it were adopted on January 1, 2000, are as follows for the years ended December 31:

	2002	2001	2000
Net income:			
As reported	$ 168.9	$ 438.0	$ 102.3
Goodwill amortization	–	46.8	45.8
Intangible asset amortization	–	0.4	0.4
Pro forma	$ 168.9	$ 485.2	$ 148.5
Basic earnings per share:			
As reported	$ 0.50	$ 1.31	$ 0.31
Goodwill amortization	–	0.14	0.14
Intangible asset amortization	–	–	–
Pro forma	$ 0.50	$ 1.45	$ 0.45
Diluted earnings per share:			
As reported	$ 0.50	$ 1.30	$ 0.31
Goodwill amortization	–	0.14	0.14
Intangible asset amortization	–	–	–
Pro forma	$ 0.50	$ 1.44	$ 0.45

Note 11. Indebtedness

Total debt consisted of the following at December 31:

	2002	2001
Short-term debt with a weighted average interest rate of 2.25% at December 31, 2002 (4.90% at December 31, 2001)	$ 23.2	$ 89.1
Commercial Paper with a weighted average interest rate of 2.00% at December 31, 2001	–	95.0
5.8% Notes due February 2003 with an effective interest rate of 6.04%, net of unamortized discount of $0.1 at December 31, 2001	100.0	99.9
8% Notes due May 2004 with an effective interest rate of 8.08%, net of unamortized discount of $0.2 at December 31, 2002 ($0.3 at December 31, 2001)	99.8	99.7
7.875% Notes due June 2004 with an effective interest rate of 8.13%, net of unamortized discount of $0.7 at December 31, 2002 ($1.0 at December 31, 2001)	253.3	251.2
6.25% Notes due January 2009 with an effective interest rate of 6.38%, net of unamortized discount of $1.9 at December 31, 2002 ($2.2 at December 31, 2001)	333.6	321.9
6% Notes due February 2009 with an effective interest rate of 6.11%, net of unamortized discount of $1.0 at December 31, 2002 ($1.2 at December 31, 2001)	199.0	198.8
8.55% Debentures due June 2024 with an effective interest rate of 8.80%, net of unamortized discount of $2.7 at December 31, 2002 ($2.5 at December 31, 2001)	147.3	147.5
6.875% Notes due January 2029 with an effective interest rate of 7.08%, net of unamortized discount of $9.2 at December 31, 2002 ($9.4 at December 31, 2001)	390.8	390.6
Other debt	0.8	0.9
Total debt	1,547.8	1,694.6
Less short-term debt and current maturities	123.5	12.2
Long-term debt	$ 1,424.3	$ 1,682.4

At December 31, 2002, the Company had $966.2 million of credit facilities with commercial banks, of which $594.0 million were committed. The committed facilities expire in September 2003 ($56 million) and October 2003 ($538 million). In 2001, the Company classified commercial paper and short-term debt as long-term debt to the extent of its committed facilities because the Company had the ability under these credit agreements and the intent to maintain these obligations for longer than one year. There were no direct borrowings under these credit facilities during 2002 and 2001.

The Company had two interest rate swap agreements that had been designated and had qualified as fair value hedging instruments. Due to the Company's outlook for interest rates, the Company terminated the two agreements and received payments totaling $15.8 million upon cancellation in 2002. The deferred gains of $4.8 million and $11.0 million on the agreements are being amortized as a reduction of interest expense over the remaining lives of the underlying debt securities, which mature in June 2004 and January 2009, respectively.

On May 25, 2001, the Company redeemed its outstanding LYONS at a redemption price of $786.13 per $1,000 principal amount, for a total of $301.8 million. The redemption was funded through the issuance of commercial paper. In connection with the early extinguishment of debt, the Company recorded an extraordinary loss of $2.3 million ($1.5 million after tax) which represents the write-off of the remaining debt issuance costs.

Maturities of debt at December 31, 2002 are as follows: 2003 – $123.5 million; 2004 – $353.4 million; 2005 – $0.1 million; 2006 – $0.2 million; 2007 – $0.0 million and $1,070.6 million thereafter.

Note 12. Financial Instruments

Fair Value of Financial Instruments

The Company's financial instruments include cash and short-term investments, receivables, payables, debt, interest rate swaps, crude oil contracts and foreign currency contracts. Except as described below, the estimated fair value of such financial instruments at December 31, 2002 and 2001 approximate their carrying value as reflected in the consolidated balance sheets. The fair value of the Company's debt, interest rate swaps, crude oil contracts and foreign currency contracts has been estimated based on year-end quoted market prices.

The estimated fair value of the Company's debt at December 31, 2002 and 2001 was $1,703.0 million and $1,761.7 million, respectively, which differs from the carrying amounts of $1,547.8 million and $1,694.6 million, respectively, included in the consolidated balance sheets.

Interest Rate Swaps

The Company entered into an interest rate swap agreement in February 1999 for a notional amount of $325.0 million. Under this agreement, the Company received interest at a rate of 6.25% and paid interest at a rate equal to the average of six-month LIBOR for the Yen, Euro and Swiss Franc plus a 3.16% spread. The interest rate swap settled semi-annually and was scheduled to terminate in January 2009. Due to the Company's outlook for interest rates, the Company terminated this swap position in September 2002 and received proceeds of $11.0 million upon cancellation. This deferred gain is being amortized as a reduction of interest expense over the remaining life of the underlying debt security.

The Company entered into a second interest rate swap agreement in June 2001 for a notional amount of $100.0 million on which the Company received interest at a rate of 7.875% and paid interest at a rate of three-month LIBOR plus a spread of 2.7625%. The interest rate swap settled semi-annually and was scheduled to terminate in June 2004. Due to the Company's outlook for interest rates, the Company terminated this swap position in September 2002 and received proceeds of $4.8 million upon cancellation. This deferred gain is being amortized as a reduction of interest expense over the remaining life of the underlying debt security.

These two interest rate swap agreements were designated and qualified as fair value hedging instruments. They were fully effective, resulting in no net gain or loss recorded in the consolidated statement of operations. The fair value of these contracts at December 31, 2001 was a $1.3 million recognized asset.

Crude Oil Contracts

During the year ended December 31, 2002, the Company entered into two crude oil contracts to mitigate price risk associated with its oil operations in West Africa. No gain or loss was recognized on the contracts. These contracts expired on December 31, 2002.

During the year ended December 31, 2001, the Company entered into two crude oil contracts to mitigate price risk associated with production from the West African oil property. Based on the Company's outlook for crude oil prices, the Company elected to terminate these contracts prior to their maturity dates. Accordingly, the contracts were terminated on October 3, 2001, and the Company received a cash payment of $4.4 million. The net gain recognized in earnings in 2001 from all crude oil contracts was $3.1 million and was reported as part of discontinued operations in the consolidated statements of operations.

Foreign Currency Forward Contracts

At December 31, 2002, the Company had entered into a foreign currency forward contract with a notional amount of $20.0 million to hedge exposure to currency fluctuations in the British Pound Sterling. This contract is a cash flow hedge. Based on year-end quoted market prices for a contract with similar terms and maturity date, no asset or liability was recorded as the forward price was substantially the same as the contract price.

At December 31, 2001, the Company had entered into foreign currency forward contracts with notional amounts of $8.5 million, $1.0 million and $0.7 million to hedge exposure to currency fluctuations in the Canadian Dollar, the Indonesian Rupiah and the Euro, respectively. These contracts are cash flow hedges. Based on year-end quoted market prices for contracts with similar terms and maturity dates, no asset or liability was recorded as the forward prices were substantially the same as the contract price.

During 2002 and 2001, the Company entered into foreign currency contracts to hedge exposure to currency fluctuations for specific transactions or balances. The impact on the consolidated statements of operations was not significant for these contracts either individually or in the aggregate.

The counterparties to the Company's forward contracts are major financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis. In the unlikely event that the counterparties fail to meet the terms of a foreign currency contract, the Company's exposure is limited to the foreign currency rate differential.

Concentration of Credit Risk

The Company sells its products and services to numerous companies in the oil and gas industry. Although this concentration could affect the Company's overall exposure to credit risk, management believes that the Company is exposed to minimal risk since the majority of its business is conducted with major companies within the industry. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of a letter of credit or bank guarantee.

The Company maintains cash deposits with major banks that from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of any loss is minimal.

Note 13. Segment and Related Information

The Company currently has seven operating divisions that have separate management teams and are engaged in the oilfield services and continuous process industries. The divisions have been aggregated into two reportable segments, "Oilfield" and "Process". The consolidated results for these segments are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Oilfield segment consists of six operating divisions – Baker Atlas, Baker Oil Tools, Baker Petrolite, Centrilift, Hughes Christensen and INTEQ. They have been aggregated into one reportable segment because they have similar economic characteristics and because the long-term financial performance of these divisions is affected by similar economic conditions. These six operating divisions manufacture and sell products and provide services used in the oil and gas exploration industry, including drilling, completion, production and maintenance of oil and gas wells, and in reservoir measurement and evaluation. They also operate in the same markets and have substantially the same customers. The principal markets for this segment include all major oil and gas producing regions of the world, including North America, South America, Europe, Africa, the Middle East and the Far East. Customers include major multi-national, independent and national or state-owned oil companies. The Oilfield segment also includes the Company's investment in the WesternGeco venture.

The Process segment consists of one operating division, BIRD Machine, and the Company's investment in the Petreco venture. BIRD Machine manufactures and sells a broad range of continuous and batch centrifuges and specialty filters for separating, dewatering or classifying process and waste streams. The principal markets for this segment include all regions of the world where there are significant industrial, municipal and chemical wastewater applications. Customers include municipalities, contractors, pharmaceuticals and industrial companies.

The accounting policies of each segment are the same as those described in Note 1 of Notes to Consolidated Financial Statements. The Company evaluates the performance of its Oilfield and Process segments based on income before the following: income taxes, accounting changes, restructuring charges and interest income and expense. Intersegment sales and transfers are not significant.

Summarized financial information is shown in the following table. The "Other" column includes corporate-related items, results of insignificant operations and, as it relates to segment profit (loss), income and expense not allocated to reportable segments. The "Other" column also includes assets of discontinued operations.

	Oilfield	Process	Other	Total
2002				
Revenues	$ 4,901.5	$ 118.9	$ –	$ 5,020.4
Equity in income (loss) of affiliates	18.5	2.0	(90.2)	(69.7)
Segment profit (loss)	730.4	(12.0)	(338.0)	380.4
Total assets	5,648.1	163.0	589.7	6,400.8
Investment in affiliates	843.5	28.5	–	872.0
Capital expenditures	310.4	1.5	4.8	316.7
Depreciation, depletion and amortization	271.4	3.2	27.0	301.6
2001				
Revenues	$ 5,001.9	$ 137.7	$ –	$ 5,139.6
Equity in income (loss) of affiliates	56.0	0.1	(10.3)	45.8
Segment profit (loss)	902.9	(15.1)	(253.9)	633.9
Total assets	5,692.8	186.5	796.9	6,676.2
Investment in affiliates	902.8	26.2	–	929.0
Capital expenditures	280.0	1.3	22.2	303.5
Depreciation, depletion and amortization	302.5	7.2	12.4	322.1
2000				
Revenues	$ 4,784.4	$ 157.7	$ –	$ 4,942.1
Equity in income (loss) of affiliates	4.9	–	(9.5)	(4.6)
Segment profit (loss)	510.3	(9.3)	(344.5)	156.5
Total assets	5,445.3	195.4	848.4	6,489.1
Investment in affiliates	869.3	–	–	869.3
Capital expenditures	564.9	1.3	31.7	597.9
Depreciation, depletion and amortization	569.9	4.7	8.2	582.8

For the years ended December 31, 2002, 2001 and 2000, there were no revenues attributable to one customer that accounted for more than 10% of total revenues for the Oilfield segment. For the year ended December 31, 2002, Process revenues attributable to one customer totaled $19.5 million, or 16.5%.

The following table presents the details of "Other" segment loss for the years ended December 31:

	2002	2001	2000
Corporate expenses	$ (143.8)	$ (129.7)	$ (98.7)
Interest – net	(105.9)	(114.5)	(175.5)
Restructuring charges	1.9	(1.8)	(7.0)
Gain (loss) on disposal of assets	–	2.4	(67.9)
Gain on sale of securities	–	–	14.1
Restructuring charge related to equity method investments	(90.2)	(10.3)	(9.5)
Total	$ (338.0)	$ (253.9)	$ (344.5)

The following table presents the details of "Other" total assets at December 31:

	2002	2001	2000
Current deferred tax asset	$ 133.5	$ 181.3	$ 190.5
Property – net	153.5	176.3	170.9
Accounts receivable	4.3	44.0	34.9
Other tangible assets	88.8	85.6	85.6
Assets of discontinued operations	64.3	231.9	290.8
Cash and other assets	145.3	77.8	75.7
Total	$ 589.7	$ 796.9	$ 848.4

The following table presents consolidated revenues by country based on the location of the use of the products or services for the years ended December 31:

	2002	2001	2000
United States	$ 1,769.8	$ 2,010.0	$ 1,943.7
United Kingdom	364.6	328.5	345.7
Norway	303.2	312.2	279.2
Canada	256.9	295.6	281.6
Venezuela	143.7	232.7	277.4
Other countries (approx. 65 countries)	2,182.2	1,960.6	1,814.5
Total	$ 5,020.4	$ 5,139.6	$ 4,942.1

The following table presents net property by country based on the location of the asset at December 31:

	2002	2001	2000
United States	$ 790.8	$ 788.7	$ 743.8
United Kingdom	130.1	108.6	133.7
Norway	52.7	48.1	39.3
Canada	39.7	35.6	38.0
Germany	36.0	23.1	18.0
Venezuela	26.6	37.4	45.4
Other countries	278.8	255.5	276.8
Total	$ 1,354.7	$ 1,297.0	$ 1,295.0

Note 14. Employee Stock Plans

The Company has stock option plans that provide for the issuance of incentive and non-qualified stock options to directors, officers and other key employees at an exercise price equal to or greater than the fair market value of the stock at the date of grant. These stock options generally vest over three years. Vested options are exercisable in part or in full at any time prior to the expiration date of ten years from the date of grant. As of December 31, 2002, 22.1 million shares were available for future option grants.

The following table summarizes the activity for the Company's stock option plans:

	Number of Shares (In thousands)	Weighted Average Exercise Price Per Share
Outstanding at December 31, 1999	11,735	$ 27.39
Granted	2,154	27.40
Exercised	(2,471)	21.16
Forfeited	(766)	27.79
Outstanding at December 31, 2000	10,652	28.80
Granted	1,850	40.97
Exercised	(2,291)	22.05
Forfeited	(344)	30.01
Outstanding at December 31, 2001	9,867	32.61
Granted	2,064	28.80
Exercised	(876)	21.35
Forfeited	(187)	39.50
Outstanding at December 31, 2002	10,868	$ 32.68

The following table summarizes information for stock options outstanding at December 31, 2002:

	Outstanding			Exercisable	
Range of Exercise Prices	Shares (In thousands)	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Shares (In thousands)	Weighted Average Exercise Price
$ 8.80 – $ 14.86	114	2.93	$ 10.69	97	$ 9.96
16.81 – 21.00	2,563	4.40	20.84	2,291	20.83
21.06 – 26.07	2,123	7.58	23.84	737	22.82
28.25 – 40.25	2,126	7.04	34.57	914	36.10
43.63 – 47.81	3,942	5.65	44.75	2,763	46.31
Total	10,868	5.98	$ 32.68	6,802	$ 33.29

The Company also has an employee stock purchase plan whereby eligible employees may purchase shares of the Company's common stock at a price equal to 85% of the lower of the closing price of the Company's common stock on the first or last trading day of the Company's fiscal year. A total of 0.7 million shares are remaining for issuance under the plan. Employees purchased 0.8 million shares in 2002, 0.6 million shares in 2001 and 1.1 million shares in 2000.

Note 15. Employee Benefit Plans

Defined Benefit Pension Plans and Postretirement Benefits Other Than Pensions

The Company has various noncontributory defined benefit pension plans ("Pension Benefits") covering various domestic and foreign employees, including a new qualified defined benefit pension plan (the "Pension Plan") for substantially all U.S. employees, which was effective January 1, 2002. Generally, the Company makes annual contributions to the plans in amounts necessary to meet or exceed minimum governmental funding requirements. The Company also provides certain postretirement health care and life insurance benefits other than pensions ("Postretirement Benefits") to substantially all U.S. employees who retire and have met certain age and service requirements. During 2001, the Company approved amendments to the Postretirement Benefits plan for certain employees to enhance their health care benefits, which were effective January 1, 2002. The measurements of plan assets and obligations for both Pension and Postretirement Benefits are as of October 1 of each year presented.

The reconciliation of the beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans are as follows for the years ended December 31:

	Pension Benefits		Postretirement Benefits	
	2002	2001	2002	2001
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 276.4	$ 264.3	$ 143.7	$ 120.4
Service cost	17.8	4.9	4.4	1.6
Interest cost	18.9	17.4	9.5	8.9
Plan participants' contributions	–	0.6	–	–
Amendments	–	–	–	12.2
Actuarial loss	23.9	19.7	14.9	16.3
Settlement/curtailment gain	–	(13.5)	–	–
Benefits paid	(11.5)	(10.8)	(13.8)	(15.7)
Exchange rate adjustment	19.1	(6.2)	–	–
Benefit obligation at end of year	344.6	276.4	158.7	143.7
Change in plan assets:				
Fair value of plan assets at beginning of year	314.8	367.7	–	–
Actual loss on plan assets	(40.5)	(46.2)	–	–
Employer contribution	8.6	8.0	–	–
Plan participants' contributions	–	0.6	–	–
Benefits paid	(11.1)	(10.8)	–	–
Exchange rate adjustment	15.3	(4.5)	–	–
Fair value of plan assets at end of year	287.1	314.8	–	–
Funded status – over (under)	(57.5)	38.4	(158.7)	(143.7)
Unrecognized actuarial loss	160.0	76.0	31.7	16.9
Unrecognized prior service cost	0.7	0.5	9.1	9.7
Net amount recognized	103.2	114.9	(117.9)	(117.1)
Benefits paid – October to December	0.7	1.1	3.0	4.1
Net amount recognized	$ 103.9	$ 116.0	$ (114.9)	$ (113.0)

The Company reports prepaid benefit cost in other assets and accrued benefit and minimum liabilities in other long-term liabilities in the consolidated balance sheet. The amounts recognized in the consolidated balance sheet are as follows at December 31:

	Pension Benefits		Postretirement Benefits	
	2002	2001	2002	2001
Prepaid benefit cost	$ 153.6	$ 146.4	$ –	$ –
Accrued benefit liability	(49.7)	(30.4)	(114.9)	(113.0)
Minimum liability	(67.3)	(19.3)	–	–
Intangible asset	0.5	0.5	–	–
Accumulated other comprehensive income	66.8	18.8	–	–
Net amount recognized	$ 103.9	$ 116.0	$ (114.9)	$ (113.0)

Actuarial assumptions used to determine costs and benefit obligation for these plans are as follows for the years ended December 31:

	Pension Benefits			Postretirement Benefits		
	2002	2001	2000	2002	2001	2000
Discount rate	6.19%	6.53%	6.96%	6.75%	7.00%	7.75%
Expected return on plan assets	8.07%	8.68%	8.69%			
Rate of compensation increase	3.47%	3.75%	3.98%			

The components of net pension and postretirement costs are as follows for the years ended December 31:

	Pension Benefits			Postretirement Benefits		
	2002	2001	2000	2002	2001	2000
Service cost	$ 17.8	$ 4.9	$ 6.2	$ 4.4	$ 1.6	$ 1.7
Interest cost	18.9	17.4	14.2	9.5	8.9	8.3
Expected return on plan assets	(27.7)	(30.8)	(25.4)	–	–	–
Amortization of prior service cost	0.5	–	–	0.6	(0.5)	(0.5)
Recognized actuarial (gain) loss	3.6	0.4	0.2	0.2	–	(0.1)
Net periodic benefit cost	$ 13.1	$ (8.1)	$ (4.8)	$ 14.7	$ 10.0	$ 9.4

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $232.3 million, $218.2 million and $104.0 million, respectively, as of December 31, 2002, and $164.0 million, $159.1 million and $109.0 million, respectively, as of December 31, 2001. The Company's postretirement benefit plan is not funded.

Assumed health care cost trend rates have a significant effect on the amounts reported for the Postretirement Benefits plan. The assumed health care cost trend rate used in measuring the accumulated benefit obligation for Postretirement Benefits was adjusted in 2002 and in 2000. As of December 31, 2002, the health care cost trend rate was 9.1% for employees under age 65 and 14.3% for participants over age 65 with each declining gradually each successive year until it reaches 5.0% for both employees under age 65 and over age 65 in 2008. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$ 0.7	$ (0.7)
Effect on postretirement benefit obligation	10.7	(9.4)

Defined Contribution Plans

During the periods reported, generally all of the Company's U.S. employees were eligible to participate in the Company sponsored Thrift Plan, which is a 401(k) plan under the Internal Revenue Code of 1986, as amended. The Thrift Plan allows eligible employees to elect to contribute from 1% to 50% of their salaries to an investment trust. Employee contributions are matched in cash by the Company at the rate of $1.00 per $1.00 employee contribution for the first 3% and $0.50 per $1.00 employee contribution for the next 2% of the employee's salary. Such contributions vest immediately. In addition, the Company makes a cash contribution for all eligible employees between 2% and 5% of their salary depending on the employee's age. Such contributions become fully vested to the employee after five years of employment. The Thrift Plan provides for nine different investment options, for which the employee has sole discretion in determining how both the employer and employee contributions are invested. The Company's contributions to the Thrift Plan and several other non-U.S. defined contribution plans amounted to $62.8 million, $63.7 million and $57.5 million in 2002, 2001 and 2000, respectively.

For certain non-U.S. employees who are not eligible to participate in the Thrift Plan, the Company provides a non-qualified defined contribution plan that provides basically the same benefits as the Thrift Plan. In addition, the Company provides a non-qualified supplemental retirement plan ("SRP") for certain officers and employees whose benefits under both the Thrift Plan and the Pension Plan are limited by federal tax law. The SRP also allows the eligible employees to defer a portion of their eligible compensation and provides for employer matching and base contributions pursuant to limitations. Both non-qualified plans are fully funded and invested through trusts, the assets of which are included in the Company's consolidated balance sheet. The Company's contributions to these non-qualified plans were $6.0 million, $4.2 million and $2.4 million for 2002, 2001 and 2000, respectively.

Postemployment Benefits

The Company provides certain postemployment disability income, medical and other benefits to substantially all qualifying former or inactive U.S. employees. During 2001 and part of 2002, income benefits for long-term disability ("Disability Benefits") were provided through a qualified self-insured plan which was funded by contributions from the Company and employees. Effective July 1, 2002, the Company converted to a fully-insured plan for all future long-term Disability Benefits. The Disability Benefits for those employees who were disabled as of July 1, 2002, were sold to a disability insurance company. The continuation of medical and life insurance benefits while on disability ("Continuation Benefits") are provided through a qualified self-insured plan. The accrued postemployment liability for Continuation Benefits at December 31, 2002 and 2001 was $30.3 million and $29.5 million, respectively, and are included in other long-term liabilities in the consolidated balance sheet.

Note 16. Commitments and Contingencies

Leases

At December 31, 2002, the Company had long-term non-cancelable operating leases covering certain facilities and equipment. The minimum annual rental commitments, net of amounts due under subleases, for each of the five years in the period ending December 31, 2007 are $61.8 million, $47.9 million, $36.1 million, $23.9 million and $13.3 million, respectively, and $110.3 million in the aggregate thereafter. The Company has not entered into any significant capital leases.

In September 2000, the Company sold four facilities for approximately $117.7 million. The facilities were leased back from the purchaser over a period of 15 years at then current market rates. In November 2000, one of these facilities was subsequently subleased to WesternGeco at then current market rates for a period of 10 years, in conjunction with the formation of the venture.

Litigation

The Company and its subsidiaries are involved in litigation or proceedings that have arisen in the Company's ordinary business activities. The Company insures against these risks to the extent deemed prudent by its management, but no assurance can be given that the nature and amount of such insurance will be sufficient to fully indemnify the Company against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain deductibles or self-insured retentions in amounts the Company deems prudent. In determining the amount of self-insurance, it is the Company's policy to self-insure those losses that are predictable, measurable and recurring in nature, such as automobile liability claims, general liability and workers compensation claims. The Company records accruals for the uninsured portion of losses related to these types of claims. The accruals for losses are calculated by estimating losses for claims using historical claim data, specific loss development factors and other information as necessary.

On March 25, 2002, a former employee alleging improper activities relating to Nigeria filed a civil complaint against the Company in the 281st District Court in Harris County, Texas, seeking back pay and damages, including future lost wages. On August 2, 2002, the same former employee filed substantially the same complaint against the Company in the federal district court for the Southern District of Texas. Discovery in the civil suits is in the preliminary stages.

On March 29, 2002, the Company announced that it had been advised that the Securities and Exchange Commission ("SEC") and the Department of Justice ("DOJ") are conducting investigations into allegations of violations of law relating to Nigeria and other related matters. The SEC has issued a formal order of investigation into possible violations of provisions under the Foreign Corrupt Practices Act ("FCPA") regarding anti-bribery, books and records and internal controls, and the DOJ has asked to interview current and former employees. Prior to the filing of the former employee's complaint, the Company had independently initiated an investigation regarding its operations in Nigeria, which is ongoing. The Company is providing documents to and cooperating fully with the SEC and the DOJ.

The Company's ongoing internal investigation has identified apparent deficiencies with respect to certain operations in Nigeria in its books and records and internal controls, and potential liabilities to governmental authorities in Nigeria. The investigation was substantially completed during the first quarter of 2003. Based upon current information, the Company does not expect that any such potential liabilities will have a material adverse effect on the Company's results of operations or financial condition.

Environmental Matters

The Company's past and present operations include activities which are subject to domestic (including U.S. federal, state and local) and international extensive federal and state environmental regulations. The Company's environmental policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage.

The Company is involved in voluntary remediation projects at some of its present and former manufacturing facilities, the majority of which are due to acquisitions made by the Company or sites the Company no longer actively uses in its operations. The estimate of remediation costs for these voluntary remediation projects is developed using currently available facts, existing permits and technology and presently enacted laws and regulations. Remediation cost estimates include direct costs related to the investigation, external consulting costs, governmental oversight fees, treatment equipment costs and costs associated with long-term maintenance and monitoring of a remediation project.

The Company has also been identified as a potentially responsible party ("PRP") in remedial activities related to various Superfund sites. The Company participates in the process set out in the Joint Participation and Defense Agreement to negotiate with government agencies, identify other PRPs, determine each PRP's allocation and estimate remediation costs. The Company has accrued what it believes to have been its pro rata share of the total estimated cost of remediation of these Superfund sites based upon the ratio that the estimated volume of waste contributed to the site by the Company bears to the total estimated volume of waste disposed at the site. Applicable United States federal law imposes joint and several liability on each PRP for the cleanup of these sites leaving the Company with the uncertainty that it may be responsible for the remediation cost attributable to other PRPs who are unable to pay their share of the remediation costs. No accrual has been made under the joint and several liability concept for those Superfund sites where the Company's participation is minor since the Company believes that the probability that it will have to pay material costs above its volumetric share is remote. The Company believes there are other PRPs who have greater involvement on a volumetric calculation basis, who have substantial assets and who may be reasonably expected to pay their share of the cost of remediation. For those Superfund sites where the Company is a major PRP, remediation costs are estimated to include recalcitrant parties. In some cases, the Company has insurance coverage or contractual indemnities from third parties to cover the ultimate liability.

At December 31, 2002 and 2001, the Company's total accrual for environmental remediation was $17.7 million and $17.6 million, respectively, including $4.3 million and $3.8 million, respectively, for remediation costs for the various Superfund sites. The measurement of the accruals for remediation costs is subject to uncertainty, including the evolving nature of environmental regulations and the difficulty in estimating the extent and type of remediation activity that will be utilized. The Company believes that the likelihood of material losses in excess of those amounts recorded is remote.

Other

In the normal course of business with customers, vendors and others, the Company is contingently liable for performance under letters of credit and other bank issued guarantees totaling approximately $193.5 million at December 31, 2002. The Company also had commitments outstanding for purchase obligations related to capital expenditures and inventory under purchase orders and contracts of approximately $148.1 million at December 31, 2002. In conjunction with the formation of WesternGeco, the Company transferred to the venture a lease on a seismic vessel. The Company is the sole guarantor of this lease obligation; however, Schlumberger has indemnified the Company for 70% of the total lease obligation. At December 31, 2002, the remaining commitment under this lease is $92.7 million. In addition, at December 31, 2002, the Company has guaranteed debt of third parties totaling $33.6 million. It is not practicable to estimate the fair value of these financial instruments and management does not expect any material losses from these financial instruments.

Note 17. Other Supplemental Information

Supplemental consolidated statement of operations information is as follows for the years ended December 31:

	2002	2001	2000
Rental expense (generally transportation equipment and warehouse facilities)	$ 100.4	$ 87.3	$ 128.9
Research and development	165.5	128.1	115.7

Supplemental consolidated statement of cash flows information is as follows for the years ended December 31:

	2002	2001	2000
Sources (uses) of cash in:			
Accounts receivable	$ 189.1	$ (95.2)	$ (80.7)
Inventories	15.6	(155.6)	(62.0)
Accounts payable	(154.6)	106.3	(21.5)
Accrued employee compensation and other current liabilities	(78.1)	104.1	(25.0)
Other long-term liabilities	72.7	(8.0)	(11.7)
Other assets and liabilities	(3.0)	(73.8)	(17.3)
Net effect of change in operating accounts	$ 41.7	$ (122.2)	$ (218.2)
Income taxes paid	$ 128.7	$ 97.7	$ 116.0
Interest paid	111.8	122.2	172.6

The formation of Petreco in 2001 and WesternGeco in 2000 included the following cash and noncash amounts for the years ended December 31:

	2001	2000
Assets (liabilities) reclassified:		
Working capital – net	$ 1.8	$ 15.6
Property – net	1.3	416.0
Goodwill and other intangibles	33.5	259.8
Multiclient seismic data and other assets	(1.0)	707.4
Long-term liabilities	(0.5)	(77.6)
Noncash assets and liabilities reclassified to investment in affiliates	35.1	1,321.2
Less proceeds from sale of interest in affiliate	(9.0)	(493.4)
Net investment in venture at formation	$ 26.1	$ 827.8

The changes in the aggregate product warranty liability are as follows for the year ended December 31:

	2002
Balance as of December 31, 2001	$ 10.1
Claims paid during 2002	(10.4)
Additional warranties issued during 2002	11.5
Revisions in estimates for previously issued warranties	0.6
Other	0.4
Balance as of December 31, 2002	$ 12.2

Note 18. Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2002*					
Revenues	$ 1,203.0	$ 1,245.1	$ 1,280.2	$ 1,292.1	$ 5,020.4
Gross profit**	327.8	343.9	371.0	352.0	1,394.7
Income from continuing operations	70.6	68.6	86.8	(2.3)	223.7
Net income	33.3	72.4	64.7	(1.5)	168.9
Basic earnings per share					
Income from continuing operations	0.21	0.20	0.26	(0.01)	0.66
Net income	0.10	0.21	0.19	(0.01)	0.50
Diluted earnings per share					
Income from continuing operations	0.21	0.20	0.26	(0.01)	0.66
Net income	0.10	0.21	0.19	(0.01)	0.50
Dividends per share	0.11	0.12	0.11	0.12	0.46
Common stock market prices:					
High	39.42	38.84	32.51	33.91	
Low	30.98	33.48	22.80	26.51	
2001*					
Revenues	$ 1,175.4	$ 1,278.8	$ 1,369.9	$ 1,315.5	$ 5,139.6
Gross profit**	323.2	362.3	410.3	387.9	1,483.7
Income from continuing operations	68.9	101.6	131.8	115.8	418.1
Net income	71.1	103.8	137.1	126.0	438.0
Basic earnings per share					
Income from continuing operations	0.21	0.30	0.39	0.34	1.25
Net income	0.21	0.31	0.41	0.37	1.31
Diluted earnings per share					
Income from continuing operations	0.21	0.30	0.39	0.34	1.24
Net income	0.21	0.31	0.41	0.37	1.30
Dividends per share	0.11	0.12	0.11	0.12	0.46
Common stock market prices:					
High	44.99	41.50	36.17	37.70	
Low	36.31	32.85	26.29	28.60	

* See Note 4 for restructuring charges.
** Represents revenues less cost of revenues.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning the directors of the Company is set forth in the section entitled "Election of Directors" in the Proxy Statement of the Company for the Annual Meeting of Stockholders to be held April 23, 2003, which section is incorporated herein by reference. For information regarding executive officers of the Company, see "Item 1. Business – Executive Officers." Additional information regarding compliance by directors and executive officers with Section 16(a) of the Securities Exchange Act of 1934, as amended, is set forth under the section entitled "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in the Proxy Statement for the Annual Meeting of Stockholders to be held on April 23, 2003, which section is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information for this item is set forth in the section entitled "Equity Compensation Plan Information" in the Proxy Statement of the Company for the Annual Meeting of Stockholders to be held April 23, 2003, which section is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning security ownership of certain beneficial owners and management is set forth in the sections entitled "Voting Securities" and "Security Ownership of Management" in the Proxy Statement of the Company for the Annual Meeting of Stockholders to be held April 23, 2003, which sections are incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information concerning certain relationships and related transactions with management is set forth in the section entitled "Certain Relationships and Related Transactions" in the Proxy Statement of the Company for the Annual Meeting of Stockholders to be held April 23, 2003, which section is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

Within the 90 days prior to the filing of this Annual Report on Form 10-K, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This evaluation was carried out under the supervision and with the participation of the Company's management, including its principal executive officer and principal financial officer. Based on this evaluation, these officers have concluded that the design and operation of the Company's disclosure controls and procedures are effective. There were no significant changes to the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation. No significant deficiencies or material weaknesses in the internal controls were identified during the evaluation and, as a consequence, no corrective action is required to be taken.

Disclosure controls and procedures are the Company's controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) List of Documents filed as part of this Report

(1) Financial Statements

All financial statements of the Registrant as set forth under Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

Schedule II Valuation and Qualifying Accounts

(3) Exhibits

Each exhibit identified below is filed as a part of this report. Exhibits designated with an "*" are filed as an exhibit to this Annual Report on Form 10-K. Exhibits designated with a "+" are identified as management contracts or compensatory plans or arrangements. Exhibits previously filed as indicated below are incorporated by reference.

3.1 Restated Certificate of Incorporation (filed as Exhibit 3.1 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 1998) and Certificate of Amendment to Restated Certificate of Incorporation (filed as Exhibit 4.2 to Baker Hughes Incorporated Registration Statement on Form S-3 dated September 27, 1999).

3.2 Bylaws of Baker Hughes Incorporated restated as of January 30, 2002 (filed as Exhibit 3.2 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

4.1 Rights of Holders of the Company's Long-Term Debt. The Company has no long-term debt instrument with regard to which the securities authorized thereunder equal or exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of its long-term debt instruments to the SEC upon request.

4.2 Restated Certificate of Incorporation (filed as Exhibit 3.1 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 1998) and Certificate of Amendment to Restated Certificate of Incorporation (filed as Exhibit 4.2 to Baker Hughes Incorporated Registration Statement on Form S-3 dated September 27, 1999).

4.3 Bylaws of Baker Hughes Incorporated restated as of January 30, 2002 (filed as Exhibit 3.2 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

4.5 Indenture dated as of May 15, 1994 between Western Atlas Inc. and The Bank of New York, Trustee, providing for the issuance of securities in series (filed as Exhibit 4.6 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 1999).

10.1+ Employment Agreement by and between Baker Hughes Incorporated and Michael E. Wiley dated as of July 17, 2000 (filed as Exhibit 10.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2000).

10.2+ Severance Agreement between Baker Hughes Incorporated and Michael E. Wiley dated as of July 17, 2000 (filed as Exhibit 10.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2000).

10.3*+ Severance Agreement between Baker Hughes Incorporated and G. Stephen Finley dated as of July 23, 1997.

10.4*+ Severance Agreement between Baker Hughes Incorporated and Andrew J. Szescila dated as of July 23, 1997.

10.5+ Form of Amendment 1 to Severance Agreement between Baker Hughes Incorporated and each of G. Stephen Finley and Andrew J. Szescila effective November 11, 1998 (filed as Exhibit 10.7 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 1998).

10.6+ Severance Agreement between Baker Hughes Incorporated and Alan R. Crain, Jr. dated as of October 25, 2000 (filed as Exhibit 10.6 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.7+ Severance Agreement between Baker Hughes Incorporated and Greg Nakanishi dated as of November 1, 2000 (filed as Exhibit 10.7 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.8+ Agreement regarding restricted stock award issued to Michael E. Wiley on August 15, 2000 in the amount of 150,000 shares of Company Common Stock (filed as Exhibit 10.8 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.9+ Agreement regarding supplemental restricted stock award issued to Michael E. Wiley on August 15, 2000 in the amount of 83,000 shares of Company Common Stock (filed as Exhibit-10.9 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.10* Amended and Restated 1991 Employee Stock Bonus Plan of Baker Hughes Incorporated, as amended by Amendment No. 1997-1 to the Amended and Restated 1991 Employee Stock Bonus Plan and as amended by Amendment No. 1999-1 to the Amended and Restated 1991 Employee Stock Bonus Plan.

10.11* Restated 1987 Stock Option Plan of Baker Hughes Incorporated, amended as of October 24, 1990.

10.12* Baker Hughes Incorporated Supplemental Retirement Plan, as amended and restated effective as of January 1, 2003.

10.13*+ Baker Hughes Incorporated Executive Severance Plan (effective November 1, 2002).

10.14* 1993 Stock Option Plan, as amended by Amendment No. 1997-1 to the 1993 Stock Option Plan and as amended by Amendment No. 1999-1 to the 1993 Stock Option Plan.

10.15 1993 Employee Stock Bonus Plan, as amended by Amendment No. 1997-1 to the 1993 Employee Stock Bonus Plan and as amended by Amendment No. 1999-1 to the 1993 Employee Stock Bonus Plan.

10.16+ Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective as of July 24, 2002.

10.17* 1995 Employee Annual Incentive Compensation Plan, as amended by Amendment No. 1997-1 to the 1995 Employee Annual Incentive Compensation Plan and as amended by Amendment No. 1999-1 to the 1995 Employee Annual Incentive Compensation Plan.

10.18* Long Term Incentive Plan, as amended by Amendment No. 1999-1 to Long Term Incentive Plan.

10.19 1998 Employee Stock Option Plan (filed as Exhibit 10.33 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 1998), as amended by Amendment No. 1999-1 to 1998 Employee Stock Option Plan (filed as Exhibit 10.34 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 1998).

10.20 Form of Credit Agreement, dated as of October 1, 1998, among Baker Hughes Incorporated and fourteen banks for $750,000,000, in the aggregate for all banks (filed as Exhibit 10.35 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 1998).

10.21 Form of Credit Agreement dated as of October 1, 1998 among Baker Hughes Incorporated and fourteen banks for $250,000,000, in the aggregate for all banks (filed as Exhibit 10.36 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 1998), as amended by Form of First Amendment of Credit Agreement dated as of September 29, 1999 among Baker Hughes Incorporated and fourteen banks for $250,000,000, in the aggregate for all banks (filed as Exhibit 10.29 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 1999), as amended by Form of Second Amendment of Credit Agreement dated as of September 25, 2000 among Baker Hughes Incorporated and fourteen banks for $250,000,000, in the aggregate for all banks (filed as Exhibit 10.35 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000) and as amended by Form of Amendment to Credit Agreement dated as of September 27, 2002 (filed as Exhibit 10.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2002).

10.22+ Form of Stock Option Agreement for executives effective January 26, 2000 (filed as Exhibit 10.36 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.23+ Form of Stock Option Agreement for executive officers effective October 1, 1998 (filed as Exhibit 10.37 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.24 Form of Nonqualified Stock Option Agreement for employees effective October 1, 1998 (filed as Exhibit 10.39 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 1998).

10.25+ Form of Nonqualified Stock Option Agreement for directors effective October 25, 1998 (filed as Exhibit 10.39 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.26+ Form of Nonqualified Stock Option Agreement for directors effective October 25, 1995 (filed as Exhibit 10.26 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.27 Form of Nonqualified Stock Option Agreement for employees effective October 25, 1995 (filed as Exhibit 10.27 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.28 Form of Incentive Stock Option Agreement for employees effective October 25, 1995 (filed as Exhibit 10.28 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.29+ Agreement regarding restricted stock award issued to Alan R. Crain, Jr. on October 25, 2000 in the amount of 7,500 shares of Company Common Stock (filed as Exhibit 10.43 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.30+ Agreement regarding restricted stock award issued to Greg Nakanishi on November 1, 2000 in the amount of 5,000 shares of Company Common Stock (filed as Exhibit 10.44 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.31+ Agreement regarding restricted stock award issued to Andrew J. Szescila on January 24, 2001 in the amount of 25,000 shares of Company Common Stock (filed as Exhibit 10.45 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.32 Agreement and Plan of Merger among Baker Hughes Incorporated, Baker Hughes Delaware I, Inc. and Western Atlas Inc. dated as of May 10, 1998 (filed as Exhibit 2.1 to Form 8-K dated May 20, 1998).

10.33 Tax Sharing Agreement dated October 31, 1997, between Western Atlas Inc. and UNOVA, Inc. (filed as Exhibit 10.19 to Western Atlas Inc.'s Form 10-Q for the quarter ended September 30, 1997).

10.34 Employee Benefits Agreement dated October 31, 1997, between Western Atlas Inc. and UNOVA, Inc. (filed as Exhibit 10.21 to Western Atlas Inc.'s Form 10-Q for the quarter ended September 30, 1997).

10.35 Master Formation Agreement by and among the Company, Schlumberger Limited and certain wholly owned subsidiaries of Schlumberger Limited dated as of September 6, 2000 (filed as Exhibit 2.1 to Form 8-K dated September 7, 2000).

10.36 Shareholders' Agreement by and among Schlumberger Limited, Baker Hughes Incorporated and other parties listed on the signature pages thereto dated November 30, 2000 (filed as Exhibit 10.1 to Form 8-K dated November 30, 2000).

10.37 Corporate Executive Loan Program (filed as Exhibit 10.50 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 1998).

10.38+ Amendment 1 to Employment Agreement, effective April 25, 2001, by and between Baker Hughes Incorporated and Michael E. Wiley; Amendment 2 to Employment Agreement, effective December 5, 2001, by and between Baker Hughes Incorporated and Michael E. Wiley and Amendment 3 to Employment Agreement, effective December 5, 2001, by and between Baker Hughes Incorporated and Michael E. Wiley (filed as Exhibit 10.38 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.39+ Severance Agreement, dated as of July 23, 1997, by and between Baker Hughes Incorporated and Edwin C. Howell, as amended by Amendment 1 to Severance Agreement, effective November 11, 1998 (filed as Exhibit 10.39 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.40+ Severance Agreement, dated as of December 3, 1997, by and between Baker Hughes Incorporated and Douglas J. Wall, as amended by Amendment 1 to Severance Agreement, effective November 11, 1998 (filed as Exhibit 10.40 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.41+ Form of Baker Hughes Incorporated Nonqualified Stock Option Agreement for executive officers, dated January 24, 2001 (filed as Exhibit 10.41 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.42+ Form of Severance Agreement, dated as of March 1, 2001, by and between Baker Hughes Incorporated and certain executives, executed by James R. Clark (dated March 1, 2001) and William P. Faubel (dated May 29, 2001) (filed as Exhibit 10.42 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.43 Form of Baker Hughes Incorporated Nonqualified Stock Option Agreement for employees, dated January 30, 2002 (filed as Exhibit 10.43 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.44 Form of Baker Hughes Incorporated Incentive Stock Option Agreement for employees, dated January 30, 2002 (filed as Exhibit 10.44 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.45+ Form of Stock Matching Agreement, executed on March 1, 2001, by and between Baker Hughes Incorporated and James Roderick Clark, as amended by Amendment 1 to Stock Matching Agreement, with the Amendment effective March 6, 2002 (filed as Exhibit 10.45 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.46* Form of Baker Hughes Incorporated Stock Option Award Agreements, dated July 24, 2002, with Terms and Conditions for employees and for directors and officers.

10.47*+ Form of Baker Hughes Incorporated Stock Option Award Agreements, dated January 29, 2003, with Terms and Conditions for employees and for directors and officers.

10.48* Form of Baker Hughes Incorporated Performance Award Agreements, dated January 29, 2003, for executive officers.

10.49* Amendment 1 to Stock Matching Agreement between Baker Hughes Incorporated and James Roderick Clark, effective March 6, 2002.

10.50* Form of Amendment to Credit Agreement dated as of September 27, 2002 to the Credit Agreement (filed as Exhibit 10.35 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 1998) among Baker Hughes Incorporated and several institutions.

10.51* Baker Hughes Incorporated Pension Plan effective as of January 1, 2002, as amended by First Amendment, effective January 1, 2002.

21.1* Subsidiaries of Registrant.

23.1* Consent of Deloitte & Touche LLP.

99.1 Administrative Proceeding, File No. 3-10572, dated September 12, 2001, as issued by the Securities and Exchange Commission (filed as Exhibit 99.1 to the Current Report on Form 8-K filed on September 12, 2001).

99.2* Statement of Michael E. Wiley, Chief Executive Officer, and G. Stephen Finley, Chief Financial Officer, dated March 7, 2003 pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b) Reports on Form 8-K

A Current Report on Form 8-K was filed with the Commission on December 13, 2002, reporting that the Company expects to record charges totaling approximately $91.0 million before tax in the fourth quarter of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 6th day of March, 2003.

BAKER HUGHES INCORPORATED

By /s/MICHAEL E. WILEY
(Michael E. Wiley, Chairman of the Board, President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/MICHAEL E. WILEY (Michael E. Wiley)	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	March 6, 2003
/s/G. STEPHEN FINLEY (G. Stephen Finley)	Senior Vice President – Finance and Administration and Chief Financial Officer (principal financial officer)	March 6, 2003
/s/ALAN J. KEIFER (Alan J. Keifer)	Vice President and Controller (principal accounting officer)	March 6, 2003
/s/CLARENCE P. CAZALOT, JR. (Clarence P. Cazalot, Jr.)	Director	March 6, 2003
/s/EDWARD P. DJEREJIAN (Edward P. Djerejian)	Director	March 6, 2003
/s/ANTHONY G. FERNANDES (Anthony G. Fernandes)	Director	March 6, 2003
/s/CLAIRE W. GARGALLI (Claire W. Gargalli)	Director	March 6, 2003
/s/RICHARD D. KINDER (Richard D. Kinder)	Director	March 6, 2003
/s/JAMES A. LASH (James A. Lash)	Director	March 6, 2003
/s/JAMES F. MCCALL (James F. McCall)	Director	March 6, 2003
(J. Larry Nichols)	Director	
/s/H. JOHN RILEY, JR. (H. John Riley, Jr.)	Director	March 6, 2003
/s/CHARLES L. WATSON (Charles L. Watson)	Director	March 6, 2003

CERTIFICATIONS

I, Michael E. Wiley, certify that:

1. I have reviewed this annual report on Form 10-K of Baker Hughes Incorporated;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 6, 2003

By: /s/MICHAEL E. WILEY
Michael E. Wiley
Chairman of the Board,
President and Chief Executive Officer

CERTIFICATIONS (continued)

I, G. Stephen Finley, certify that:

1. I have reviewed this annual report on Form 10-K of Baker Hughes Incorporated;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 6, 2003

By: /s/G. STEPHEN FINLEY
G. Stephen Finley
Sr. Vice President –
Finance and Administration
and Chief Financial Officer

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(In millions)	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Deductions: Reversal of Prior Deductions	Deductions: Write-offs	Deductions: Charged to Other Accounts	Balance at End of Period
			(a)	(b)	(c)	
Year ended December 31, 2002:						
Reserve for doubtful accounts receivable	$ 66.5	$ 23.0	$ (3.4)	$ (19.5)	$ 0.7	$ 67.3
Reserve for inventories	229.9	44.1	–	(54.3)	1.0	220.7
Year ended December 31, 2001:						
Reserve for doubtful accounts receivable	$ 68.3	$ 19.0	$ (0.8)	$ (18.7)	$ (1.3)	$ 66.5
Reserve for inventories	209.4	47.8	–	(23.7)	(3.6)	229.9
Year ended December 31, 2000:						
Reserve for doubtful accounts receivable	$ 52.1	$ 27.0	$ (1.6)	$ (8.7)	$ (0.5)	$ 68.3
Reserve for inventories	185.3	50.7	–	(19.7)	(6.9)	209.4

(a) Represents the reversals of prior accruals as receivables collected.
(b) Represents the elimination of accounts receivable and inventory deemed uncollectible or worthless.
(c) Represents reclasses, currency translation adjustments and divestitures.

Baker Hughes Governance Guidelines – Our Board of Directors' *Governance Guidelines* regulate the conduct of its affairs and its relationship with our senior executive management.

The Baker Hughes board consists of 11 directors, including 10 independent non-employee directors. The company's bylaws allow the board to have between 9 and 12 members. Expansion above 16 members requires an affirmative vote of 75% of the members of the Board of Directors. The sole inside director is Michael E. Wiley, Chairman, President and Chief Executive Officer of Baker Hughes. Director H. John Riley, Jr. serves as the Lead Director. The board has three classes of directors serving three-year staggered terms.

Tenure on the board for non-employee directors is generally limited to 10 years. Non-employee directors must also resign as a director following certain events, including their 70th birthday.

The board has five standing committees – Audit/Ethics, Compensation, Finance, Governance and Executive. The Audit/Ethics, Compensation, Finance and Governance committees are all comprised solely of independent non-employee directors.

The full board has regularly scheduled meetings six times per year. The Audit/Ethics Committee meets at least five times per year and met nine times in 2002. The Compensation Committee meets at least three times per year and met five times in 2002. The Finance Committee meets at least two times per year and met twice in 2002. The Governance Committee meets at least once each year and met four times in 2002. The Executive Committee meets as required. The independent non-employee directors meet without the CEO on a regular basis.

Baker Hughes Directors At A Glance

- 9 of the 10 independent non-employee directors serve on no more than 2 other public boards.
- The average age of the directors is 58. The average tenure on the Baker Hughes board is just under 4 years.
- The diversity of in-depth experience represented on our board includes Energy (Cazalot, Fernandes, Kinder, Nichols, Watson and Wiley), Finance/Accounting (Fernandes and McCall), High Technology (Lash), Executive Search (Gargalli), Diplomacy (Djerejian) and Diversified Industrial and Manufacturing (Fernandes and Riley).
- In 2002, all directors attended at least 75% of all committee and board meetings.

The Governance Committee is comprised of five independent non-employee directors. The Committee is responsible for all governance related matters overseen by the Board of Directors, including recruiting and recommending candidates for election to the board, reviewing the criteria for board membership against the current needs of the board and for ensuring compliance with the *Governance Guidelines.* Additional information about the Governance Committee can be found at **www.bakerhughes.com/investor/bod/governance.htm**.

The Committee:

- annually reviews the structure of the board and the skills and experiences of its members to assure that the proper skills and diversity of experience are represented on the board;
- assesses the board contributions of the directors whose terms expire at the next annual meeting and recommends to the board if the director should be re-nominated; and
- reviews outside directorships in other companies by Baker Hughes' senior officers.

The Audit/Ethics Committee is comprised of five independent non-employee directors. The Board has reviewed the experience of the members of the Audit/Ethics Committee and has found that all five members of the Committee meet the qualifications to be an "audit committee financial expert" under the rules applicable for Section 407 of the Sarbanes-Oxley Act of 2002. In addition, the Board has designated one member of the Committee, Anthony G. Fernandes, who will serve as the "audit committee financial expert" of the company's Audit/Ethics Committee for purposes of Section 407. All members of the Audit/Ethics Committee are "independent" for purposes of Section 407. The Committee is responsible for assisting the board with the oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualification and independence of our independent auditors and the performance of our internal audit function. Additional information about the Audit/Ethics Committee can be found at **www.bakerhughes.com/investor/bod/auditethics.htm**. The Committee:

- retains the independent auditors used by the company and reviews their performance;
- reviews financial reporting and disclosure issues with management, the corporate auditors and independent auditors;
- establishes guidelines with respect to earnings news releases and the financial information and earnings guidance provided to analysts;
- prepares an annual report to stockholders which is published in our proxy statement. The Audit/Ethics Committee Annual Report for 2002 can be found in our proxy and on our website at **www.bakerhughes.com/investor/bod/auditethics/2002_report.htm**;
- meets periodically with management, the corporate auditors and the independent auditors to review the work of each. The independent auditors and corporate auditors have full and free access to the Audit/Ethics Committee, without management present, to discuss auditing and financial reporting matters;

- annually reviews compliance with our Business Code of Conduct and the Foreign Corrupt Practice Act policy. The Baker Hughes Business Code of Conduct is available on our website at **www.bakerhughes.com/investor/about/code_of_conduct.htm**; and
- annually reviews compliance with our environmental policy. The Baker Hughes Environmental Policy is available on our website at **www.bakerhughes.com/HSE/plan_policy.htm**.

The Finance Committee is comprised of five independent non-employee directors. The Finance Committee is responsible for reviewing and monitoring the financial planning and actions taken that are related to the financial structure of our company. Additional information about the Finance Committee can be found at **www.bakerhughes.com/investor/bod/finance.htm**. The Committee:

- reviews and approves for recommendation to the board any public equity offerings, public debt offerings or other debt arrangements, issuances of warrants, options or convertible or exchangeable securities, loans to third parties and dividend policy changes;
- periodically reviews our activities with credit rating agencies and monitors the key financial ratios;
- annually reviews our policies regarding approval levels for capital expenditures; and
- periodically reviews our policy and controls with regard to derivatives and foreign exchange exposure; and
- annually reviews our insurance programs.

The Compensation Committee is comprised of five independent non-employee directors. The Committee is responsible for seeing that the senior executives of our company are compensated effectively, in a manner that is consistent with our compensation strategy, internal equity considerations and competitive practice. Additional information about the Compensation Committee can be found at **www.bakerhughes.com/investor/bod/compensation.htm**. The Committee:

- prepares an annual report to stockholders which is published in the company's proxy statement. The Compensation Committee Annual Report for 2002 can be found in our proxy and on our website at **www.bakerhughes.com/investor/bod/compensation/2002_report.htm**;
- reviews our compensation strategy to ensure that management is rewarded appropriately for its contributions to growth and profitability, and that executive compensation supports the organization's interests and stockholders' interests;
- annually reviews the compensation of the CEO;
- annually reviews and approves elements of total compensation for our senior executive management;
- periodically reviews management succession plans;
- annually approves revisions to our executive salary ranges, annual salary increase guidelines and employee benefit programs; and
- annually reviews board compensation and compensation methods.

Ownership Structure

Top Investors	Date, Source	Shares (millions)	% of Total
Fidelity Management	(9/02, 13F)	33.9	10.1%
Capital Research	(9/02, 13F)	25.4	7.6%
AXA Financial	(9/02, 13F)	14.5	4.3%
Capital Guardian	(9/02, 13F)	14.4	4.3%
Lord Abbett	(9/02, 13F)	13.1	3.9%
Dodge & Cox	(9/02, 13F)	12.2	3.6%
Barclays	(9/02, 13F)	11.5	3.4%
TIAA-CREF	(9/02, 13F)	10.2	3.0%
State Street	(9/02, 13F)	8.8	2.6%
T. Rowe Price	(9/02, 13F)	8.4	2.5%
Top 10 investors		152.4	45.1%
Other institutional investors		150.6	44.9%
Other holders		32.7	9.7%

Important Stockholder Dates

April 23, 2003	2003 Annual Meeting
Q103 Earnings News Release*	4/22/03
Q203 Earnings News Release*	7/24/03
Q303 Earnings News Release*	10/23/03

* Dates subject to change without notice

Independent Auditors

In 2002, we paid our independent auditors, Deloitte & Touche LLP, audit fees of $3.3 million, financial information systems design and implementation fees of $0.0 million and other fees totaling $1.6 million.

Additional Information

Additional Information can be found on the company's website at **www.bakerhughes.com/investor**.

Biographies of board members and executive officers are available from our website at **www.bakerhughes.com/investor/bod.htm** and **www.bakerhughes.com/investor/management.htm**.

Board of Directors





Audit/Ethics Committee

J. Larry Nichols, Chairman, President and Chief Executive Officer, Devon Energy Corporation; Committee Chairman: James F. McCall, Lt. General and Comptroller, U.S. Army (Retired), Executive Director of the American Society of Military Comptrollers; Clarence P. Cazalot, Jr., President and Chief Executive Officer, Marathon Oil Corporation; Anthony G. Fernandes, Former Chairman, President and Chief Executive Officer, Phillip Services Corporation; James A. Lash, Chairman, Manchester Principal LLC.

Compensation Committee

Edward P. Djerejian, Director, James A. Baker III Institute for Public Policy, Rice University; Claire W. Gargalli, Former Vice Chairman, Diversified Search and Diversified Health Search Companies; Charles L. Watson, Chairman, Wincrest Ventures, L.P.; H. John Riley, Jr. Chairman, President and Chief Executive Officer, Cooper Industries, Ltd.; Committee Chairman: Richard D. Kinder, Chairman and Chief Executive Officer, Kinder Morgan, Inc. and Kinder Morgan Energy Partners, L.P.

Finance Committee

Committee Chairman: Anthony G. Fernandes, Former Chairman, President and Chief Executive Officer, Phillip Services Corporation; James A. Lash, Chairman, Manchester Principal LLC; Richard D. Kinder, Chairman and Chief Executive Officer, Kinder Morgan, Inc. and Kinder Morgan Energy Partners, L.P.; J. Larry Nichols, Chairman, President and Chief Executive Officer, Devon Energy Corporation; Claire W. Gargalli, Former Vice Chairman, Diversified Search and Diversified Health Search Companies.

Governance Committee

Edward P. Djerejian, Director, James A. Baker III Institute for Public Policy, Rice University; Committee Chairman: H. John Riley, Jr. Chairman, President and Chief Executive Officer, Cooper Industries, Ltd.; James F. McCall, Lt. General and Comptroller, U.S. Army (Retired), Executive Director of the American Society of Military Comptrollers; Charles L. Watson, Chairman, Wincrest Ventures, L.P.; Clarence P. Cazalot, Jr., President and Chief Executive Officer, Marathon Oil Corporation.

Not pictured

Michael E. Wiley
Chairman, President and
Chief Executive Officer,
Baker Hughes Incorporated

Corporate Officers

Michael E. Wiley
Chairman, President and
Chief Executive Officer

G. Stephen Finley
Senior Vice President, Finance
and Administration and Chief
Financial Officer

Andrew J. Szescila
Senior Vice President and
Chief Operating Officer

Trevor M. Burgess
Vice President, Marketing
and Technology

Alan R. Crain, Jr.
Vice President and
General Counsel

Douglas C. Doty
Vice President and Treasurer

Arthur T. Downey
Vice President,
Government Affairs

David E. Emerson
Vice President, Strategy and
Business Development

Alan J. Keifer
Vice President and Controller

John H. Lohman, Jr.
Vice President, Tax

Greg Nakanishi
Vice President,
Human Resources

John A. O'Donnell
Vice President

Sandra E. Alford
Corporate Secretary

Ray A. Ballantyne
Vice President and President,
INTEQ

David H. Barr
Vice President and President,
Baker Atlas

James R. Clark
Vice President and President,
Baker Petrolite Corporation

William P. Faubel
Vice President and President,
Centrilift

Edwin C. Howell
Vice President and President,
Baker Oil Tools

Douglas J. Wall
Vice President and President,
Hughes Christensen Company

Stockholder Information

Transfer Agent and Registrar
Mellon Investor Services, L.L.C.
85 Challenger Road
Ridgefield Park, New Jersey
07660
(888) 216-8057

Stock Exchange Listings
Ticker Symbol "BHI"
New York Stock Exchange, Inc.
Pacific Exchange, Inc.
The Swiss Stock Exchange

Investor Relations Office
Gary R. Flaharty
Director Investor Relations
Baker Hughes Incorporated
P.O. Box 4740
Houston, Texas 77210-4740
gary.flaharty@bakerhughes.com

Form 10-K
Additional copies of the Company's Annual Report to the Securities and Exchange Commission (Form 10-K) are available by writing to Baker Hughes Investor Relations.

Annual Meeting
The Company's Annual Meeting of Stockholders will be held at 9:00 a.m. on April 23, 2003 at the offices of the Company: 3900 Essex Lane, Suite 210 Houston, Texas.

Corporate Office Location and Mailing Address
3900 Essex Lane
Houston, Texas 77027
Telephone: (713) 439-8600
P.O. Box 4740
Houston, Texas 77210-4740

Web Site
www.bakerhughes.com

Baker Hughes Information Systems
(888) 408-4244

3900 Essex Lane
Houston, TX 77027

P.O. Box 4740
Houston, TX 77210-4740

713-439-8600

www.bakerhughes.com